24 Nov 04 Rock Into the Holiday Season with Rhapsody Online Music ...
08 Nov 04 Billboard Awards Honor RealNetworks' Rhapsody ...
20 Oct 04 RealNetworks Achieves Record Revenue in Third Quarter of ...
20 Oct 04 China Unicom Chooses RealNetworks' Helix Mobile Platform ...
14 Oct 04 RealNetworks Announces Agreements with D-Link, Pinnacle Systems ...
14 Oct 04 Adelphi Offering Students ...
11 Oct 04 RealNetworks To Offer Exclusive, Live Online Broadcast of ...
07 Oct 04 RealNetworks To Announce Third Quarter ...
06 Oct 04 Casual Games Leader RealArcade Surpasses ... Million ...
06 Oct 04 RealNetworks Announces ... New Versions of RealPlayer for Linux ...
27 Sep 04 STARZ! Ticket on Real Movies Adds 50% More Movies ...
23 Sep 04 ...



28 Jun 04 RealNetworks Signs Distribution Agreement ...
28 Jun 04 RealNetworks Announces RealPlayer ...
14 Jun 04 Starz and RealNetworks Launch ...
07 Jun 04 RealNetworks Partners with ...
25 May 04 RealNetworks Holds Analyst and Investor Meeting Today
19 May 04 Alanis Rocks "Down the Alley" with ...
19 May 04 RealNetworks and Linksys Make Beautiful ...
18 May 04 RealNetworks to Webcast Analyst & Investor Meeting
05 May 04 Divine Arts works with RealNetworks ...
28 Apr 04 RealNetworks Revenue Grows ...
20 Apr 04 RealNetworks and Google Enhance Web ...
20 Apr 04 Heineken USA and RealNetworks Begin "Download" ...
20 Apr 04 RealNetworks Launches Mac OS X Encoding Solution ...
15 Apr 04 RealNetworks Announces More Than ... Subscribers ...
09 Apr 04 RealNetworks to Announce First Quarter 2004 Financial Results ...
07 Apr 04 RealNetworks Releases Final Version of RealPlayer ...
07 Apr 04 UK Edition - RealNetworks Launches RealPlayer 10
07 Apr 04 Have net, will listen: Air America Radio and RealNetworks ...
07 Apr 04 Virgin Radio Rocks with RealNetworks' RealAudio 10
07 Apr 04 BT And RealNetworks Partnership To Accelerate Growth Of ...
06 Apr 04 Have a Problem with Your Car? Tune into Car Talk Weekly with ...
22 Mar 04 QUALCOMM and RealNetworks Announce Agreement to ...
10 Mar 04 RealNetworks' Rhapsody Usage Up 14% In February
10 Mar 04 RealNetworks Launches Exclusive Down the Alley Live Performance ...
02 Mar 04 JAMDAT Mobile And GameHouse Studios Announce Wireless ...
17 Feb 04 RealNetworks and Sony Ericsson to Deliver RealAudio and ...
17 Feb 04 Leading European Mobile Operators Deploy ...
17 Feb 04 RealNetworks Launches New Mobile Media ...

2004 Notice of Annual Meeting of Shareholders, Proxy Statement & Annual Report

RealNetworks, Inc.

Letter to Our Shareholders

Shareholder Letter

To Our Shareholders

2004 was a terrific year for us. We grew our revenue to $266.7 million, our highest level ever. This represents 32 percent growth over 2003, and our fastest revenue growth in four years. We met a number of important financial goals including achieving positive cash flow from operating activities during the fourth quarter. This set our company up to return to GAAP profitability, which we achieved in the first quarter of 2005. This success has been driven by the Company's award-winning consumer products, which include the Internet's leading digital music subscription business — led by our flagship music service, Rhapsody® — and the number one casual games business on the Internet.

We believe the proliferation of broadband technology is continuing to drive an explosion in demand for digital content and technology. As an early innovator and leader in this market, we have capitalized on this growth by leveraging the millions of consumers using our products each day. According to Nielsen Net Ratings, during 2004, we were a top ten Web destination typically averaging more than 25 million unique visitors a month to our Web properties. Importantly, while these consumers are typically visiting our Web properties to download our free RealPlayer, we also have an opportunity to offer them our premium products and services. This access to millions of consumers creates a sizable competitive advantage by providing us with an opportunity to obtain a large portion of our subscriber base at very low customer acquisition costs. These factors helped us to increase revenue from our consumer businesses by approximately 50 percent in 2004 compared to 2003, and to end the year with more than 1.55 million paying subscribers across all of our consumer businesses.

During 2004, we continued to strengthen our competitive position in our key consumer businesses: subscription music services, games and ad-supported Web services. For example, in 2004 compared to the prior year, Music revenue increased more than 350 percent; Games revenue grew more than 180 percent; and Ad-Supported Web Services revenue was up 132 percent. As our results demonstrate, in 2004 we began to reap the benefits of scale, with a critical mass of consumers providing a foundation for our revenue-generating consumer products and services.

Leading the Online Music Subscription Market

In our Music business, our strategy is to provide the most comprehensive set of innovative music services available in the market. To meet the needs of a broad customer base, we offer different products to various segments of the digital music market: a customizable commercial-free Internet radio product; an easy to use music download store for consumers who want to own individual tracks; a full-featured music jukebox; and, most importantly, Rhapsody, a simple yet powerful on-demand subscription service for consumers who want unlimited access to a vast catalog of music. The innovative power of Rhapsody was demonstrated last year when Billboard magazine, at its annual Digital Entertainment Awards, awarded Rhapsody "Best Downloadable or Subscription Music Service."

In 2004, we produced a major enhancement to our Music business with the introduction of Harmony, a technology that enables consumers who buy music from our download store to transfer their songs to virtually any portable device, including most versions of the iPod. This frees consumers from being locked into using a particular device or worrying about which songs purchased from which store work on which devices. In short, it simplifies digital music for the many fans that are learning that it is affordable, convenient and legal to buy all the music they want online. Harmony was also a 2004 award winner, named "Digital Music Innovation of the Year" by Billboard.

We are proud to operate what we believe is the largest on-demand music subscription service in the industry. Many industry experts predict, and we agree, that subscription music revenue will outpace revenue from à la carte digital music purchases, and this is exactly where Real holds a strong lead. By the end of 2004, we had more than 700,000 paying music subscribers, including subscribers to both Rhapsody and our premium radio services. Rhapsody provides access to over one million songs for one low monthly fee, and the number of on-demand songs played by Rhapsody subscribers continued to expand throughout the year. In the fourth quarter, our Rhapsody subscribers played more than 239 million on-demand songs, an increase of 140 percent compared to the same quarter of the prior year. Over time, we see a significant opportunity to leverage our leadership position in subscription and usage to create strong network effects.

Our ability to penetrate the online music subscription market was strengthened in early 2005 when we announced a multi-year agreement with Comcast Corporation to provide Comcast Rhapsody RadioPlus to Comcast's over 6.5 million broadband subscribers. We are excited about our deepening relationship with Comcast and believe it will enable us to more fully introduce our other consumer products to Comcast subscribers. We believe that the Comcast agreement, together with other wireline and wireless broadband carrier relationships, will lead to additional future opportunities.

Expanding our Footprint in Online Games

In 2004, we continued to extend our position as the leading distributor of downloadable casual PC games by growing our revenue to $34.3 million for the year, up 182 percent from the $12.2 million generated in 2003. We believe our competitive position is strengthened by the fact that we offer consumers RealArcade®, a free client software application specifically designed to assist them in managing their library of digital games. Also, our subscription model enables active "gamers" to access exciting entertainment at a material discount to à la carte purchases. Finally, our access to compelling content is a significant competitive advantage. In January 2004, we acquired GameHouse, Inc., a leading developer, publisher and distributor of downloadable games. The acquisition of GameHouse helped fuel our revenue increase in 2004 and provided the leverage to develop exclusive publishing relationships with many of the largest developers in the casual PC games business. We expect these relationships to help ensure our future access to premium games content and help establish an engine for continued revenue growth.

Improving Our Video Customer Experience

Through SuperPass, our premium media subscription service, we offer consumers a broad range of content, including news, entertainment, sports, music and games in both video and audio format. During 2004, we focused on improving the customer experience and financial performance of this business by adjusting the content mix. We added new content and enhanced the features that SuperPass consumers like the most, like premium commercial-free radio and games. We also entered into a business relationship with Starz Entertainment Group LLC, the largest provider of premium movie services in the United States, to offer the first premium subscription movie service delivered over high-speed broadband connections to PCs. This service gives subscribers unlimited access to a rotating library of premium, major motion pictures for a monthly fee. Another enhancement to SuperPass was a change in the nature of our relationships with some content providers, such as major sports leagues, to provide back-end services while allowing the leagues to sell their own content directly. The net result of these changes is a better consumer experience with significantly lower content costs.

Developing Ad-Supported Web Services Through Partnerships

We believe the market for online advertising is expanding at a rapid pace, and that growth is expected to accelerate in the years to come. The RealNetworks Ad-supported Web Services business grew 132 percent in 2004 in large part due to our relationship with Google Inc. Through this relationship, we offer consumers who are downloading a RealPlayer the opportunity to also download the Google toolbar. The Google relationship and other services like it enable us to provide a valuable product to our customers while also developing new advertising revenue sources for Real. We are pleased with the progress we made in 2004 in developing this emerging part of our business and believe there are opportunities for additional upside in this area in 2005 and beyond.

Maintaining Our Technology Leadership in Business Products and Services

While our core business is focused on creating the leading consumer digital media products and services, our Business Products and Services business continues to provide approximately 15 to 20 percent of our revenue and offers some of the key technologies that make our consumer services successful. In 2004, we continued to be one of the leading providers of digital media technology to the global media industry, and solidified our position in both the carrier and handset sides of the market. We licensed our Helix digital media delivery technology to more than 25 mobile carriers that have a combined mobile consumer penetration reaching more than 180 million mobile subscribers spanning 17 countries in Europe and the Middle East. In addition, we forged relationships with several major mobile handset manufacturers such as Nokia.

In addition to revenue generated directly from our Business Products and Services business, our technological leadership in the development of an end-to-end platform provides a competitive advantage for our consumer business. The more than 25 million consumers who visit our websites in a typical month provide us with an extremely economical customer acquisition path for our consumer products and services.

Outlook for 2005

We're very bullish about our prospects for the future. In fact, I'm personally more optimistic about our prospects for the next five years than I've ever been.

There are a number of factors that we expect to drive continued growth in our business in 2005. The first is the expected expansion in the demand for consumer oriented digital media, in part driven by accelerating broadband adoption. For example, according to Jupiter Research, U.S., which conducts research on the Internet and emerging technologies, digital music revenue is forecast to increase 89 percent in 2005. DFC Intelligence, a market research firm focused on interactive entertainment, projects that download and subscription revenue from casual PC gamers worldwide will increase at least 80 percent in 2005. In addition, Jupiter Research expects U.S. Internet advertising revenue to grow 27 percent in 2005.

We also believe that RealNetworks' strong competitive position will fuel opportunity for growth in 2005. We believe our leadership in casual PC games and music subscription services in particular, provide a solid foundation from which to grow our consumer media businesses.

A third 2005 growth driver is our relationships with high speed Internet service providers such as Comcast. Through strategic relationships, we believe we can accelerate our penetration into the markets we serve and expand opportunities for cross-selling our consumer products and services.

Last, and certainly not least, we have a number of very innovative products and services that we plan to bring to market in 2005. We believe that these innovations, especially some in the digital music area, rank with the finest innovations in our company's history and have the potential to take our business to the next level.

These factors, combined with the talent and dedication of our employees, support our belief that in 2005 we can continue the growth of our top line while continuing to improve our bottom line as well.

I want to thank our employees and board, our partners, the millions of users of Real products and services around the world and our shareholders for their ongoing support and confidence in the long-term future of RealNetworks.

Sincerely,



Rob Glaser
Chairman and Chief Executive Officer

Shareholder Letter

Notice of Annual Meeting of Shareholders and Proxy Statement

Proxy Statement

RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

May 9, 2005

Dear Shareholder:

You are cordially invited to attend the 2005 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Thursday, June 9, 2005 at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington.

At the Annual Meeting, the shareholders will be asked to (i) elect two directors to RealNetworks' Board of Directors, and (ii) approve the RealNetworks, Inc. 2005 Stock Incentive Plan. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the matters to be presented at the Annual Meeting.

The Board of Directors unanimously recommends that shareholders vote **"For"** these two proposals.

Whether or not you plan to attend the Annual Meeting, we hope that you will have your shares represented by marking, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. Your shares will be voted in accordance with the instructions you have given in your proxy card. You may, of course, attend the Annual Meeting and vote in person even if you have previously submitted your proxy card.

On behalf of the Board of Directors, I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT GLASER
Chief Executive Officer and
Chairman of the Board

Proxy Statement

REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 9, 2005

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Thursday, June 9, 2005, at 2:00 p.m., local time, at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington for the following purposes as more fully described in the accompanying Proxy Statement:

1. To elect two Class 2 directors to serve until the 2008 Annual Meeting of Shareholders, or until such directors' earlier retirement, resignation or removal, or the election of their successors;

2. To approve the RealNetworks, Inc. 2005 Stock Incentive Plan; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only holders of record of RealNetworks' Common Stock at the close of business on April 12, 2005 are entitled to notice of, and to vote at, this meeting or any adjournment or postponement of the meeting. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs,
General Counsel and Corporate Secretary

Seattle, Washington
May 9, 2005

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, we urge you to complete, sign, date and return the enclosed proxy as promptly as possible to ensure your representation at the meeting. A postage-prepaid envelope is also enclosed for that purpose. Sending in your proxy will not prevent you from voting your shares at the meeting if you desire to do so, as your proxy is revocable at your option.

Proxy Statement

REALNETWORKS, INC.

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 9, 2005

ANNUAL MEETING AND PROXY SOLICITATION INFORMATION

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of RealNetworks, Inc., a Washington corporation ("RealNetworks" or the "Company"), for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Thursday, June 9, 2005 at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington, and at any adjournment or postponement of the meeting, for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement, a proxy card and RealNetworks' Annual Report on Form 10-K (the "Annual Report"), which includes financial statements for its fiscal year ended December 31, 2004, are being sent to all shareholders of record as of the close of business on April 12, 2005, and are being mailed to the shareholders of RealNetworks on or about May 9, 2005. Although the Annual Report and this Proxy Statement are being mailed together, the Annual Report is not part of this Proxy Statement.

Quorum and Voting Rights

At the close of business on April 12, 2005, there were 171,064,960 shares of RealNetworks' common stock, par value $0.001 per share (the "Common Stock"), outstanding. Only holders of record of the shares of Common Stock outstanding at such time will be entitled to notice of and to vote at the Annual Meeting. The presence at the Annual Meeting of at least a majority of such shares, either in person or by proxy, shall constitute a quorum for the transaction of business. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present. Broker non-votes occur when an intermediary, such as a broker or other financial institution, returns a proxy but does not have the authorization from the beneficial owner to vote the beneficial owner's shares on a particular proposal because the nominee did not receive voting instructions from the beneficial owner. Proxies are solicited to give all shareholders who are entitled to vote on the matters that come before the meeting the opportunity to do so, whether or not they choose to attend the Annual Meeting in person.

The manner in which your shares may be voted by proxy depends on how your shares are held. If you own shares of record, meaning that your shares of Common Stock are represented by certificates or book entries in your name so that you appear as a shareholder on the records of our stock transfer agent, Mellon Investor Services LLC, a proxy card for voting those shares is included with this proxy statement. You may vote those shares by completing, signing and returning the proxy card in the enclosed envelope. Alternatively, by following the instructions on your proxy card, you may vote those shares either via the Internet at www.proxyvoting.com/rnwk or by telephone by calling 1-866-540-5760. We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting. You may change or revoke your proxy at the Annual Meeting even if you have already voted.

If you own shares through a bank or brokerage firm account, you may instead receive a voting instruction form with this proxy statement, which you may use to instruct how your shares should be voted. Just as with a proxy, you may vote those shares by completing, signing and returning the voting instruction form in the enclosed envelope. Many banks and brokerage firms have arranged for Internet or telephonic voting of shares and provide instructions for using those services on the voting instruction form. If your bank or brokerage firm uses ADP Investor Communication Services, you may vote your shares via the Internet at www.proxyvote.com or by calling the toll-free number on your voting instruction form.

When your proxy card or voting instruction form is returned properly signed, the shares represented will be voted according to your directions. You can specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card or voting instruction form. The proposals are identified by number and a general description on the proxy card or voting instruction form. Please review the voting instructions on the proxy card and read the text of the proposals and the recommendations of the Board of Directors in this Proxy Statement prior to marking your vote.

If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, it will be voted according to the recommendations of the Board of Directors on that proposal. For the reasons stated in more detail later in this Proxy Statement, the Board of Directors recommends a vote **FOR** the two individuals nominated to serve as directors and **FOR** the adoption of the RealNetworks, Inc. 2005 Stock Incentive Plan. It is not expected that any matters other than those referred to in this Proxy Statement will be brought before the Annual Meeting. However, if any other matters are properly presented for action, the proxies named on the proxy card will be authorized by your proxy to vote on those other matters in their discretion.

On each matter properly brought before the meeting, shareholders will be entitled to one vote for each share of Common Stock held. Shareholders do not have the right to cumulate their votes in the election of directors. Under Washington law and RealNetworks' Articles of Incorporation and Bylaws, if a quorum exists at the meeting: (a) a nominee for election to a position on the Board of Directors will be elected as a director if the votes cast for the nominee exceed the votes cast for any other nominee for that position, and (b) the proposal to approve the RealNetworks, Inc. 2005 Stock Incentive Plan will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal.

Shareholders may abstain from voting on the nominees for director and the proposal to approve the RealNetworks, Inc. 2005 Stock Incentive Plan. Abstention from voting on either of these matters will have no effect, since approval of each matter is based solely on the number of votes actually cast.

Brokerage firms and other intermediaries holding shares of Common Stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, brokerage firms and other intermediaries will generally have discretion to vote their customers' shares in the election of directors but they will not have discretion to vote their customers' shares with respect to the RealNetworks, Inc. 2005 Stock Incentive Plan. The failure of a brokerage firm or other intermediary to vote its customers' shares on the proposal for the election of directors and the proposal to approve the RealNetworks, Inc. 2005 Stock Incentive Plan will have no effect since the approval of these proposals is based solely on the number of votes actually cast.

Revocability of Proxies

If you execute a proxy, you may revoke it by taking one of the following three actions:

- by giving written notice of the revocation to the Corporate Secretary of RealNetworks at its principal executive offices prior to the commencement of shareholder voting at the Annual Meeting;
- by executing a proxy with a later date and delivering it to the Corporate Secretary of RealNetworks at its principal executive offices prior to the commencement of shareholder voting at the Annual Meeting; or
- by personally attending and voting at the meeting.

Solicitation of Proxies

RealNetworks will bear the expense of preparing, printing and distributing proxy materials to its shareholders. In addition to solicitations by mail, a number of employees of RealNetworks may solicit proxies on behalf of the Board of Directors in person or by telephone. RealNetworks will reimburse brokerage firms and other intermediaries for their expenses in forwarding proxy materials to beneficial owners of the Common Stock.

Shareholder Proposals for 2006 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2006 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal executive offices of RealNetworks, no later than January 9, 2006. To be eligible to submit a proposal, a shareholder must have continually been a record or beneficial owner of shares of Common Stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2006 annual meeting of shareholders that is not eligible for inclusion in RealNetworks' Proxy Statement must provide written notice to RealNetworks, addressed to the Corporate Secretary (or to the Nominating and Corporate Governance Committee of the Board of Directors, Attn: Mr. Bleier, Chairman, if the proposal relates to the nomination of one or more directors) at the principal executive offices of RealNetworks, not later than January 9, 2006. The notice must satisfy certain requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' General Counsel and Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications that (i) do not relate to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information will not be forwarded to Board members.

PROPOSAL 1—ELECTION OF DIRECTORS

At the Annual Meeting, two Class 2 directors are to be elected to serve until the 2008 annual meeting of shareholders or until their earlier retirement, resignation, removal, or the election of their successors. James W. Breyer and Jonathan D. Klein are nominees who currently serve as Class 2 directors of RealNetworks and have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors and recommended by the Board of Directors for re-election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Messrs. Breyer and Klein to the Board of Directors, except where authority to so vote is withheld. The nominees have consented to serve as directors of RealNetworks if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable or will decline to serve as a director.

Nominees for Class 2 Directors

Jonathan D. Klein has been a director of RealNetworks since January 2003. Mr. Klein is a co-founder of Getty Images, Inc., a leading provider of imagery and related products and services, where he has served as Chief Executive Officer and a director since February 1998. Mr. Klein served as Chief Executive Officer and as a director of Getty Communications Limited, the predecessor to Getty Images, Inc., from April 1996 to February 1998. From March 1995 to April 1996, Mr. Klein served as the Joint Chairman of Getty Communications Limited. Prior to founding Getty Images, Mr. Klein served as a director of London-based investment bank

Hambros Bank Limited, where he led the bank's media industry group. Mr. Klein also serves on the boards of Getty Investments L.L.C., The Global Business Coalition on HIV/AIDS and A Contemporary Theatre in Seattle, Washington. Mr. Klein holds a Master's Degree from Cambridge University. Age 44.

James W. Breyer has been a director of RealNetworks since October 1995. Mr. Breyer has served as a General Partner of Accel Partners in Palo Alto, California since 1990. At Accel Partners, Mr. Breyer has sponsored investments in over 25 companies that have completed public offerings or successful mergers. Mr. Breyer is currently a director of Wal-Mart Stores, Inc. and several private companies. Mr. Breyer holds a B.S. from Stanford University and an M.B.A. from Harvard University, where he was named a Baker Scholar. Age 43.

Director Independence

The Board has determined that (i) all the director nominees are independent under the NASDAQ listing standards and (ii) except for Mr. Glaser, all directors not standing for election at the 2005 Annual Meeting are independent under the NASDAQ listing standards.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which is divided into three classes, each class as nearly equal in number of directors as possible. The Board of Directors has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

The Board of Directors has determined that the Board of Directors shall be composed of seven directors. James Breyer and Jonathan Klein are Class 2 directors whose terms expire at the Annual Meeting. Robert Glaser and Jeremy Jaech are Class 3 directors, whose terms expire at the annual shareholders meeting in 2006. Eric Benhamou, Edward Bleier and Kalpana Raina are Class 1 directors whose terms expire at the annual shareholders meeting in 2007. Commencing with the Annual Meeting, each newly elected Class 2 director shall serve for a term ending at the third annual shareholders meeting following the election of such director. Proxies may not be voted for a greater number of persons than the number of nominees named.

Identification, Evaluation and Qualification of Director Nominees

All Board members are responsible for identifying and submitting candidates for consideration as directors. Each candidate must be presented to the Nominating and Corporate Governance Committee with a reasonably detailed statement of their qualifications for serving as a director of RealNetworks. The Committee and RealNetworks' Chief Executive Officer will interview and evaluate candidates that meet the criteria for serving as directors, and the Committee will select nominees that best suit the Board's needs for recommendation to the full Board.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

The Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as committee members may deem relevant. RealNetworks has not employed consultants to assist in identifying or screening prospective directors in the past, however, the Nominating and Corporate Governance Committee may retain a search firm for this purpose in the future. Once the Nominating and Corporate Governance Committee has approved a candidate, the candidate will be referred to the full Board for review. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give timely notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice with a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors (the "Committee") will consider Board candidates recommended by qualified shareholders. Shareholders who wish to recommend candidates to serve on the Board of Directors must have continuously held at least 2% of RealNetworks' outstanding securities for at least twelve (12) months prior to the date of the submission of the recommendation (a "Qualified Shareholder").

A Qualified Shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below (the "Notice"). The Notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the Notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The Notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the Qualified Shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended.

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in this Policy.

The Notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The Notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Continuing Directors—Not Standing for Election This Year

The following individuals are Class 1 directors:

Eric A. Benhamou has been a director of RealNetworks since October 2003. Mr. Benhamou has served as chairman and chief executive officer of Benhamou Global Ventures, LLC, a venture capital company, since November 2003. Mr. Benhamou also serves as Chairman of the Board of Directors of 3Com Corporation, palmOne, Inc. and Cypress Semiconductor Corporation. He served as Chief Executive Officer of 3Com from 1990 until the end of 2000 and as Chief Executive Officer of Palm, Inc. from October 2001 to October 2003. Mr. Benhamou serves on the boards of Silicon Valley Bancshares and several privately held companies, and is a director of the New America Foundation, a Washington, D.C.-based think tank. Mr. Benhamou also serves on the executive committee of TechNet and of the Computer Science and Telecommunications Board. Mr. Benhamou holds a Master of Science degree from Stanford University School of Engineering and a Diplôme d'Ingénieur from Ecole Nationale Supérieure d'Arts et Métiers, Paris, France. Age 49.

Edward Bleier has been a director of RealNetworks since April 1999. Mr. Bleier serves as a director of CKX, Inc., a company engaged in the ownership, development and commercial utilization of entertainment content (e.g. Elvis Presley estate, "American Idol"). Mr. Bleier is retired from Warner Bros. where he had previously served as President of Pay-TV, Cable and Networks Features. Over 34 years with Warner Bros., he was involved in development of home video, video-on-demand, pay-TV, and cable systems and networks, with ongoing responsibilities for programming, animation, sports, and the distribution of movies and television programs. Mr. Bleier previously served as a Vice President of ABC-TV, at various times overseeing sales, daytime and children's programming, marketing and planning. Mr. Bleier is Chairman Emeritus of the Center for Communication and the Academy of the Arts Guild Hall, serves as a trustee of the Charles A. Dana Foundation and the Martha Graham Dance Center, and is a member of the Council on Foreign Relations. In 2003, Mr. Bleier published the New York Times' bestseller "The Thanksgiving Ceremony." Mr. Bleier holds a Bachelor of Science Degree from Syracuse University and served in the U.S. Army, specializing in public information. Age 75.

Kalpana Raina has been a director of RealNetworks since December 2001. Ms. Raina serves as an Executive Vice President at The Bank of New York. The Bank of New York, a financial holding company, provides a complete range of banking and other financial services to corporations and individuals worldwide. Currently, Ms. Raina is in charge of new business development in India. Prior to this, Ms. Raina had responsibility for the Media & Telecommunications, Healthcare, Retailing and the Western Division. Prior to her appointment as Executive Vice President in 1998, Ms. Raina served as Senior Vice President from August 1995 to December 1998, as Vice President from August 1992 to August 1995, as Assistant Vice President from November 1989 to August 1992 and as Assistant Treasurer from November 1988 to November 1989. Prior to joining The Bank of New York, Ms. Raina was employed in the Media Division of Manufacturers Hanover Trust Company. Ms. Raina serves on the Board of ADITI: Foundation for the Arts in New York City. Ms. Raina holds a B.A. Honors degree from Panjab University, India and an M.A. degree in English Literature from McMaster University. Age 49.

The following individuals are Class 3 directors:

Robert Glaser has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University. Age 43.

Jeremy Jaech has been a director of RealNetworks since July 2002. Mr. Jaech has served as Chief Executive Officer of Trumba Corporation, a developer of an online calendaring application and service for consumers, since October 2003. Mr. Jaech was a co-founder of Visio Corporation, a developer of business drawing and diagramming software, and served as its President, Chief Executive Officer and Chairman of the Board from 1990 until its acquisition by Microsoft Corporation in 2000. Mr. Jaech served as Vice President of the Business Tools Division of Microsoft Corporation from January 2000 until June 2000. Prior to founding Visio Corporation, Mr. Jaech co-founded Aldus Corporation, a software development company, where he was the technical leader for the original development of PageMaker from April 1984 to July 1985. Mr. Jaech managed Aldus' product development as Vice President of Engineering from July 1985 to March 1989. Prior to founding Aldus Corporation, Mr. Jaech held various positions with Battelle's Pacific Northwest Laboratories and The Boeing Company. Mr. Jaech also serves on the Board of Directors of Alibre Incorporated, a private company. Mr. Jaech holds a B.A in Mathematics and an M.S. in Computer Science from the University of Washington. Age 50.

Meetings of the Board

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met six times during RealNetworks' fiscal year ended December 31, 2004 and took action by unanimous written consent on one other occasion. No incumbent member attended fewer than 75% of the total number of meetings of the Board of Directors and of any Board committees of which he or she was a member during that fiscal year.

Committees of the Board

Committees of the Board consist of an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee. All members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent" as defined in the rules of the National Association of Securities Dealers, Inc.

Audit Committee. The Audit Committee, currently composed of Messrs. Benhamou, Jaech, Klein and Ms. Raina, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. The Board has designated Mr. Klein as the Audit Committee Financial Expert, as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933. The Board of Directors has adopted a written charter for the Audit Committee which is attached to this Proxy Statement as Appendix A. The Audit Committee met seven times during the fiscal year ended December 31, 2004.

Compensation Committee. The Compensation Committee, currently composed of Messrs. Bleier, Breyer and Jaech, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. The Compensation Committee met four times during the fiscal year ended December 31, 2004 and took action by unanimous written consent on ten other occasions.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently composed of Messrs. Bleier and Breyer and Ms. Raina. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. The Nominating and Corporate Governance Committee met four times during the fiscal year ended December 31, 2004 and took action by unanimous written consent on one other occasion.

The Company's Audit Committee Charter, Compensation Committee Charter and Nominating and Corporate Governance Committee Charter, each as adopted by the Board of Directors, are posted on our Web site at *www.realnetworks.com/company/investor* under the caption "Corporate Governance."

Strategic Transactions Committee. The approval of the Strategic Transactions Committee, which is currently composed of Messrs. Glaser, Breyer and Jaech, is required before the Board of Directors may:

- adopt a plan of merger,
- authorize the sale, lease, exchange or mortgage of (A) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (B) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent,
- authorize RealNetworks' voluntary dissolution, or
- take any action that has the effect of the foregoing clauses.

The Strategic Transactions Committee met one time during the fiscal year ended December 31, 2004.

Compensation of Directors

Each director who is not an employee of RealNetworks (an "Outside Director") is paid $5,000 per quarter for his or her services as a director. Outside Directors are also paid (i) $1,000 for participation in each meeting of the Board that exceeds four hours in length, (ii) $500 for participation in each Board meeting that does not exceed four hours in length, (iii) $500 for each committee meeting that does not occur on the same day as a Board meeting, and (iv) $1,250 per quarter for serving as chairperson of the Audit Committee, $750 per quarter for serving as chairperson of the Compensation Committee and $375 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. Directors are also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

Outside Directors also receive stock options under the RealNetworks 2002 Director Stock Option Plan (the "2002 Plan"). The 2002 Plan provides for the automatic grant of nonqualified stock options to purchase 65,000 shares of the RealNetworks' Common Stock to each Outside Director on the date that he or she is first appointed or elected as an Outside Director. The 2002 Director Plan also provides for an automatic grant of an option to purchase 35,000 shares of RealNetworks' Common Stock to each Outside Director three business days following the date of each annual meeting of shareholders, provided that he or she has served as an Outside Director for the preceding twelve months.

Each option granted under the 2002 Plan has a maximum term of ten years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. With respect to the options to purchase 65,000 shares granted to an Outside Director at the time he or she is first appointed or elected to the Board of Directors, 45,000 shares will become exercisable on the first anniversary of the applicable grant date, 10,000 shares will become exercisable on the second anniversary of the applicable grant date and the remaining 10,000 shares will become exercisable on the third anniversary of the applicable grant date, if the recipient continues to serve as a director on such dates. With respect to the options to purchase 35,000 shares granted to an Outside Director three business days following each annual meeting of shareholders, 100% of the shares subject to such options will vest on the first anniversary of the applicable grant date. If an optionee's service on the Board of Directors is terminated due to his or her death, his or her outstanding options will immediately vest in full.

The Board has approved the termination of the 2002 Plan, subject to and upon shareholder approval of the RealNetworks, Inc. 2005 Stock Incentive Plan at the Annual Meeting. Upon the termination of the 2002 Plan, the 205,000 shares that remain available for option grants under the 2002 Plan will become available for awards to be granted under the RealNetworks, Inc. 2005 Stock Incentive Plan. The Board will review and approve an equity compensation program for Outside Directors annually beginning in 2005. Subject to shareholder approval of the 2005 Stock Incentive Plan at the Annual Meeting, future equity compensation awards will be made to Outside Directors under the 2005 Stock Incentive Plan.

On June 9, 2004, Messrs. Bleier, Breyer, Jaech, Klein and Ms. Raina were each granted an option to purchase 35,000 shares of Common Stock at an exercise price of $5.99 per share, and 100% of the shares subject to such options will vest on the first anniversary of the grant date.

Policy Regarding Director Attendance at Annual Meetings of the Shareholders

It is the policy of RealNetworks that at least one member of its Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend such meetings. RealNetworks will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders.

Two directors attended the annual meeting of shareholders held on June 4, 2004.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website *(www.realnetworks.com/company/investor)*, or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. If RealNetworks makes any substantive amendments to this Code of Business Conduct and Ethics, or if the Audit Committee grants any waiver, including any implicit waiver, from a provision of this Code of Business Conduct and Ethics to RealNetworks' principal executive officer, principal financial officer, principal accounting officer or other persons serving in a similar capacity, RealNetworks will disclose the nature of such amendment or waiver, the name of the person to whom the waiver was granted and the date of the waiver in a report on Form 8-K.

Contractual Arrangements

Under a voting agreement (the "Voting Agreement") entered into in September 1997 among RealNetworks, Accel IV, L.P. ("Accel IV"), Mitchell Kapor, Bruce Jacobsen and Robert Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed to vote all shares of stock of RealNetworks owned by them to elect Mr. Glaser to the Board of Directors of RealNetworks in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties to the Voting Agreement when such shares are transferred. The Voting Agreement terminates on the death of Mr. Glaser.

Pursuant to the terms of an agreement entered into in September 1997 among RealNetworks and Mr. Glaser, RealNetworks has agreed to use its best efforts to nominate, elect and not remove Mr. Glaser from the Board of Directors so long as Mr. Glaser owns a specified number of shares of Common Stock.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Ownership Information

The following table sets forth, as of April 12, 2005, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of the outstanding Common Stock, (b) each director, (c) the Chief Executive Officer and RealNetworks' four most highly compensated executive officers other than the Chief Executive Officer for the fiscal year ended December 31, 2004, and Lawrence Jacobson and Martin Plaehn, who would have been among the four most highly compensated executive officers but were not serving as executive officers of RealNetworks on December 31, 2004, and (d) all of RealNetworks' executive officers and directors as a group. The individuals referred to in (c) above are referred to throughout this Proxy Statement as the Named Executive Officers. Unless otherwise noted, the named beneficial owner has sole voting and investment power.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2)	53,515,539	31.3%
c/o RealNetworks, Inc.		
2601 Elliott Avenue		
Suite 1000		
Seattle, WA 98121		
Entities deemed to be affiliated with Citigroup Inc.(3)	22,595,638	13.2
399 Park Avenue		
New York, NY 10043		
Entities deemed to be affiliated with AXA Financial, Inc.(4)	19,483,036	11.4
1290 Avenue of the Americas		
New York, NY 10104		
Eric A. Benhamou(5)	77,920	*
Edward Bleier(6)	335,000	*
James W. Breyer(7)	688,563	*
Jeremy Jaech(8)	90,605	*
Jonathan D. Klein(9)	94,329	*
Kalpana Raina(10)	135,000	*
Roy Goodman(11)	75,000	*
Lawrence Jacobson	0	*
Martin Plaehn(12)	620,000	*
Daniel C. Sheeran(13)	160,000	*
Carla Stratfold(14)	217,886	*
Richard Wolpert(15)	347,964	*
All directors and executive officers as a group (16 persons)(16)	56,761,836	32.7%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "SEC") and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of April 12, 2005 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 2,107,545 shares of Common Stock owned by the Glaser Progress Foundation. Mr. Glaser disclaims beneficial ownership of these shares.
(3) Pursuant to a Schedule 13G/A filed with the Securities and Exchange Commission on February 8, 2005, Citigroup Inc. reported that as of December 31, 2004, it and certain related entities beneficially owned 22,595,638 shares of Common Stock and that its address is 399 Park Avenue, New York, NY 10043.
(4) Pursuant to a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2005, AXA Financial, Inc. reported that as of December 31, 2004, it and certain related entities beneficially owned an aggregate of 19,483,036 shares of Common Stock and that its address is 1290 Avenue of the Americas, New York, NY 10104.
(5) Includes 45,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(6) Includes 325,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(7) Includes 265,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(8) Includes 90,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(9) Includes 90,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(10) Includes 135,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(11) Includes 75,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(12) Includes 620,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(13) Includes 160,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(14) Includes 210,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(15) Includes 295,163 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.
(16) Includes an aggregate of 2,712,823 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 12, 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish RealNetworks with copies of all such reports they file. Specific due dates have been established by the SEC, and RealNetworks is required to disclose in this Proxy Statement any failure to file by those dates.

Based solely on its review of the copies of such reports received by RealNetworks, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, RealNetworks believes that, with respect to its fiscal year ended December 31, 2004, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of the Common Stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2004, RealNetworks' Compensation Committee was composed of Messrs. Bleier, Breyer and Jaech. No executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of RealNetworks' Compensation Committee and any member of the compensation committee of any other company.

Change-in-Control Arrangements

Under RealNetworks' 1995 Stock Option Plan, 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Plan, as any of such plans have been amended and restated (the "Plans"), each outstanding option issued under the Plans will become exercisable in full in respect of the aggregate number of shares covered thereby, notwithstanding any contrary vesting schedule in the option agreement evidencing the option (except to the extent the option agreement expressly provides otherwise), in the event of:

- any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation;
- any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;
- any liquidation or dissolution of RealNetworks;
- any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of RealNetworks; or
- any transaction (or series of related transactions), consummated without the approval or recommendation of the Board of Directors, in which (i) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) becomes the direct or indirect beneficial owner of securities of RealNetworks representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Employment Contracts and Termination of Employment Arrangements

Roy Goodman. Roy Goodman, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, is a party to an agreement with RealNetworks related to his employment pursuant to which he agreed to provide RealNetworks six months notice prior to terminating his employment during the first year of employment, and three months' notice prior to terminating his employment at any time thereafter. In addition, if RealNetworks terminates the employment of Mr. Goodman without cause during the first year of his employment, RealNetworks will provide Mr. Goodman with six months notice or pay of his then-current base salary in lieu of notice through any remaining portion of the notice period. In the event that RealNetworks terminates Mr. Goodman's employment without cause following the first year of his employment, RealNetworks will provide Mr. Goodman with three months notice or pay of his then-current base salary in lieu of notice through any remaining portion of the notice period.

Lawrence Jacobson. Between February 2001 and April 2004, Lawrence Jacobson, formerly the President of RealNetworks, was a party to an agreement with RealNetworks related to his employment pursuant to which he agreed to provide RealNetworks twelve months notice prior to terminating his employment during the first year of his employment, and six months notice prior to terminating his employment at any time thereafter. In addition, if RealNetworks terminated the employment of Mr. Jacobson without cause during the first 18 months of his employment, RealNetworks agreed to pay Mr. Jacobson an amount equal to two years' base salary minus the base salary already paid to Mr. Jacobson up to the effective date of the termination, and if RealNetworks terminated Mr. Jacobson's employment without cause after the first 18 months of employment, RealNetworks agreed to pay Mr. Jacobson an amount equal to six months of his base salary. In addition, if RealNetworks terminated Mr. Jacobson's employment without cause during the first two years of his employment, Mr. Jacobson would receive, at RealNetworks' election, one of the following: (a) acceleration of the vesting of the stock options that would have vested upon the completion of 18 and 24 months of employment, (b) a cash payment equivalent to the fair market value of the stock options that would have vested upon the completion of 18 and 24 months of employment, or (c) an effective termination date of the 24 month anniversary of Mr. Jacobson's employment. If RealNetworks terminated the employment of Mr. Jacobson without cause during the first two years of his employment, RealNetworks also agreed to pay Mr. Jacobson an amount equal to the difference between (a) the sum of Mr. Jacobson's cumulative salary, bonus and other payments which he received or was entitled to receive during the first two years of his employment, together with the fair market value of the option elected by RealNetworks described above, and (b) $2.0 million.

If RealNetworks terminated the employment of Mr. Jacobson without cause after two years but during the first four years of Mr. Jacobson's employment, RealNetworks agreed to pay Mr. Jacobson an amount equal to the difference between (a) the sum of bonus payments made to Mr. Jacobson during the first two years of his employment and the fair market value of any vested stock options, both exercised and unexercised, and (b) $1.3 million.

Pursuant to a Separation and Release Agreement dated April 28, 2004, Mr. Jacobson received the following payments in connection with his resignation as President of RealNetworks effective April 28, 2004 and the termination of his employment on July 9, 2004: (a) six months base salary in the amount of $187,500, (b) an earned bonus payment in the amount of $86,541, and (c) $70,234.

COMPENSATION AND BENEFITS

Executive Officer Compensation

Compensation Summary. The following table sets forth information regarding compensation earned during RealNetworks' fiscal year ended December 31, 2004, and during the preceding two fiscal years, by the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation		Long-Term Compensation	All Other Compensation
		Salary	Bonus	Securities Underlying Stock Options	
Robert Glaser	2004	$215,770	$100,000	0	$ 34,714(1)
Chairman of the Board and	2003	200,000	0	0	37,451(1)
Chief Executive Officer	2002	200,000	0	0	36,275(1)
Roy Goodman	2004	$250,000	$ 83,750(2)	0	$ 28,244(3)
Senior Vice President, Chief Financial	2003	64,423(4)	68,750(5)	250,000	10,042(6)
Officer and Treasurer	2002	0	0	0	0
Lawrence Jacobson(7)	2004	$147,490	$ 0	0	$257,929(8)
President	2003	375,000	115,582(9)	1,000,000	225(10)
	2002	350,016	277,478(11)	250,000	225(10)
Martin Plaehn(12)	2004	$277,500	$ 61,455(13)	0	$ 200(10)
Executive Vice President	2003	252,452	31,583(14)	300,000	135(10)
Products and Services	2002	175,000	55,000(15)	50,000	105(10)
Daniel C. Sheeran	2004	$225,000	$ 93,743(16)	0	$ 162(10)
Senior Vice President,	2003	199,001	32,790(17)	150,000	108(10)
International Operations	2002	160,000	56,693(18)	50,000	96(10)
Carla Stratfold	2004	$230,000	$100,822(19)	0	$ 166(10)
Senior Vice President,	2003	210,000	166,815(20)	100,000	7,356(21)
North American Sales	2002	210,000	140,460(22)	50,000	126(10)
Richard Wolpert	2004	$330,000	$ 84,150(23)	350,000	$ 1,356(24)
Chief Strategy Officer	2003	278,675	39,600(25)	0	164(10)
	2002	214,680	25,000(26)	50,000	0

(1) Amounts shown for Mr. Glaser for 2002, 2003 and 2004 represent costs associated with the occupancy of office space in the Company's headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant in the aggregate amount of $36,155, $37,331 and $34,552, respectively, and premiums paid by RealNetworks for term life insurance for the benefit of Mr. Glaser in the amount of $120 for each of 2002 and 2003 and $162 for 2004.

(2) Includes incentive compensation in the amount of $37,500 earned in 2004 but paid in 2005 and a relocation bonus in the amount of $20,000.

(3) Represents temporary housing expenses in the amount of $19,398, reimbursed relocation expenses in the amount of $8,666 and a premium in the amount of $180 paid by RealNetworks for term life insurance for the benefit of Mr. Goodman.

(4) Represents base salary earned by Mr. Goodman after he commenced employment with RealNetworks on September 29, 2003.

(5) Represents incentive compensation in the amount of $18,750 earned in 2003 but paid in 2004 and a relocation bonus in the amount of $50,000.

(6) Represents reimbursed temporary housing expenses in the amount of $10,004 and a premium in the amount of $38 paid by RealNetworks for term life insurance for the benefit of Mr. Goodman.

(7) Mr. Jacobson's employment with RealNetworks terminated on July 9, 2004.

(8) Represents a severance payment in the amount of $257,734 and a premium in the amount of $195 paid by RealNetworks for term life insurance for the benefit of Mr. Jacobson.

(9) Includes incentive compensation in the amount of $86,541 earned in 2003 but paid in 2004.

(10) Represents a premium paid by RealNetworks for term life insurance for the benefit of the Named Executive Officer.

(11) Represents an anniversary bonus in the amount of $100,000 and incentive compensation in the amount of $177,478 earned in 2002 but paid in 2003.

(12) Mr. Plaehn resigned as an executive officer of RealNetworks on September 30, 2004 and continues to be employed by RealNetworks in a non-officer capacity.

(13) Includes incentive compensation in the amount of $39,000 earned in 2004 but paid in 2005.

(14) Includes incentive compensation in the amount of $20,700 earned in 2003 but paid in 2004.

(15) Represents incentive compensation in the amount of $55,000 earned in 2002 but paid in 2003.

(16) Includes incentive compensation in the amount of $18,750 earned in 2004 but paid in 2005, and sales commissions earned in 2004 in the amount of $61,868, of which $39,993 was paid in 2005.

(17) Includes incentive compensation in the amount of $22,425 earned in 2003 but paid in 2004.

(18) Includes incentive compensation in the amount of $25,000 earned in 2002 but paid in 2003 and a relocation bonus in the amount of $10,000.

(19) Includes incentive compensation in the amount of $20,250 earned in 2004 but paid in 2005, and sales commissions earned in 2004 in the amount of $70,447, of which $47,250 was paid in 2005.

(20) Represents incentive compensation in the amount of $8,625 earned in 2003 but paid in 2004, sales commissions in the amount of $12,520 earned in 2003 but paid in 2004, sales commissions in the amount of $70,670 earned and paid in 2003 and a relocation bonus in the amount of $75,000.

(21) Represents reimbursed relocation expenses in the amount of $7,230 and a premium in the amount of $126 paid by RealNetworks for the benefit of Ms. Stratfold.

(22) Represents an anniversary bonus in the amount of $25,000, incentive compensation in the amount of $10,000 earned in 2002 but paid in 2003, sales commissions in the amount of $25,120 earned in 2001 but paid in 2002, sales commissions in the amount of $64,300 earned and paid in 2002, and sales commissions in the amount of $16,040 earned in 2002 but paid in 2003.

(23) Includes incentive compensation in the amount of $49,500 earned in 2004 but paid in 2005.

(24) Represents a premium in the amount of $238 paid by RealNetworks for term life insurance for the benefit of Mr. Wolpert and gifts valued at $1,118.

(25) Represents incentive compensation in the amount of $39,600 earned in 2003 but paid in 2004.

(26) Represents incentive compensation in the amount of $25,000 earned in 2002 but paid in 2003.

Option Grants. The following table shows information concerning stock options granted to the Named Executive Officers during RealNetworks' fiscal year ended December 31, 2004.

Option Grants in 2004

Name	Individual Grants: Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($ per share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1): 5%	10%
Robert Glaser	—	—	—	—	$ —	$ —
Roy Goodman	—	—	—	—	—	—
Lawrence Jacobson	—	—	—	—	—	—
Martin Plaehn	—	—	—	—	—	—
Daniel Sheeran	—	—	—	—	—	—
Carla Stratfold	—	—	—	—	—	—
Richard Wolpert	250,000	2.6%	5.75	02/11/2024	2,376,625	8,233,275
Richard Wolpert	100,000	1.1%	5.91	03/25/2024	977,100	3,384,950

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are mandated by the Securities and Exchange Commission. None of the assumed rates of stock price appreciation represent the Company's estimate or projection of the future price of the Common Stock.

Option Exercises. The following table shows information concerning stock options exercised by the Named Executive Officers during RealNetworks' fiscal year ended December 31, 2004, including the aggregate value of any gains realized on such exercise. The table also shows information regarding the number and value of unexercised in-the-money options held by the Named Executive Officers at the end of that fiscal year.

Aggregated Option Exercises in Fiscal Year 2004 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Glaser	—	$ —	—	—	$ —	$ —
Roy Goodman	—	—	—	250,000	—	—
Lawrence Jacobson	314,287	501,176	—	—	—	—
Martin Plaehn	—	—	564,500	290,500	234,000	292,000
Daniel Sheeran	—	—	130,000	170,000	151,900	191,100
Carla Stratfold	—	—	177,500	147,500	86,500	106,500
Richard Wolpert	—	—	225,163	474,837	93,056	338,444

(1) Represents the aggregate fair market value on the respective dates of exercise of the shares of Common Stock received on exercise of the options, less the aggregate exercise price of the options.

(2) These values represent the number of shares subject to in-the-money options multiplied by the difference between the closing bid price of the Company's Common Stock on December 31, 2004 ($6.62 per share) and the exercise price of the options.

Report of the Compensation Committee of the Board of Directors

Compensation Philosophy

The Compensation Committee of the Board of Directors consists of three non-employee directors, Edward Bleier, James W. Breyer and Jeremy Jaech. The Compensation Committee works with management to establish the general compensation policies and programs for RealNetworks' executive officers, including the determination of salaries, the establishment of bonus programs and the granting of stock options. In establishing executive compensation, the Compensation Committee is guided by the following principles:

- the total compensation for executive officers should be sufficiently competitive with the compensation paid by high-growth companies in the software and other relevant industries for officers in comparable positions so that RealNetworks can attract and retain qualified executives;
- individual compensation should include components that reflect the financial performance of RealNetworks, the competitive compensation of the position and the performance of the individual;
- each executive officer will have clear goals and accountability with regard to corporate performance; and
- pay incentives should be aligned with the long-term interests of RealNetworks' shareholders.

RealNetworks' executive compensation program is designed to align executive compensation with RealNetworks' business objectives and the executive's individual performance, and to enable RealNetworks to attract, retain and reward executive officers who contribute, and are expected to continue to contribute, to RealNetworks' long-term success. The Compensation Committee believes that executive compensation should be designed to motivate executives to increase shareholder value, and further believes that executive officers can best increase shareholder value by conceiving, developing and positioning the best products and services in RealNetworks' chosen markets.

Each executive officer's performance for the past fiscal year and objectives for the current year are reviewed, together with the executive officer's responsibility level and RealNetworks' fiscal performance versus objectives for the past fiscal year and potential performance targets for the current year. When salaries, variable compensation and stock option awards are established for executive officers, the following criteria are considered:

- RealNetworks' and individual's performance during the past year and recent quarters relative to budgeted targets;
- with respect to executive officers whose primary responsibilities are in the area of sales, the achievement of their own and their business units' sales revenue goals relative to their budgeted targets, and RealNetworks' financial performance during the past year and recent quarters; and
- the salaries of executive officers in similar positions of companies of comparable size in the same geographic region and other companies within the high technology industry.

With respect to executive officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer are taken into consideration when executive compensation is determined. The method for determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time.

In the fiscal year ended December 31, 2004, the relationship between executive compensation and RealNetworks' financial performance was primarily established through long-term incentives consisting of stock options. In addition, most executives had a component of their cash compensation tied to RealNetworks' overall financial performance. Executives whose primary responsibilities are in the area of sales had a significant component of their cash compensation tied to their own and their business units' performance against sales revenue goals. The Human Resources department of RealNetworks obtains executive compensation data from salary surveys that reflect a peer group of other high technology companies, including high technology companies of similar sizes that are located in the same geographic region, and considers this data in establishing employment offers to and compensation increases for executive officers.

Components of Compensation

The executive compensation program is designed to create a strong linkage between total rewards and performance. This linkage is achieved through the establishment and maintenance of multiple compensation elements including base salary, performance bonuses, variable cash compensation and long-term incentives (equity). These elements are addressed separately.

Quantitative methods or mathematical formulas are not used exclusively in setting any element of compensation. In determining each component of compensation, all elements of an executive officer's total compensation package are considered, including insurance and other benefits.

Base Salaries. The primary role of base salary is to provide a foundation that reflects the value of each job in the marketplace. Base salaries are determined for executive officers by reviewing the salaries for comparable positions in high-growth companies in RealNetworks' industry and geographic region, other companies which compete for comparable talent, the historical and comparative compensation levels of RealNetworks' executives, and the executive's individual performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues.

RealNetworks' Human Resources department obtains executive salary data directly from national and regional executive compensation surveys. It also utilizes the services of a consulting firm when appropriate, to provide additional relevant salary information.

In 2004, salary increases were awarded to executive officers of RealNetworks in connection with performance, promotion, and/or the assumption of additional responsibilities.

Variable Cash Compensation. In addition to base compensation, most executives receive some kind of sign-on or relocation bonus if they must relocate to be employed by RealNetworks, determined at the commencement of their employment with RealNetworks. These bonuses generally are paid in one or two installments over the course of the executive's first year of employment and are not performance- or objective-based.

RealNetworks has implemented a formal Executive Management-by-Objective program (the "MBO Program") with direct financial incentives in the form of annual cash bonuses to promote the achievement of corporate and individual performance goals. This component is designed to provide rewards for short-term (quarterly to annual) tactical results. It is not automatic and is dependent on the achievement of identified goals and objectives. In 2004, the target MBO portion for most executives was approximately 30% of his or her annual base salary. The maximum payout under the MBO Program is 45% of base salary. Notwithstanding individual executives' performance, the Compensation Committee may in its discretion decline to distribute MBO payments if it determines that other factors do not warrant the payment of bonuses.

The Chief Executive Officer, General Counsel and Chief Financial Officer of RealNetworks are not eligible to participate in the MBO Program. The Compensation Committee has established a separate incentive compensation program for the Chief Financial Officer and the General Counsel. The Chief Financial Officer and General Counsel are eligible to earn a target of 30% of their respective base salaries, which amounts shall be determined by the Chief Executive Officer and the Compensation Committee based on individual performance relative to business goals not directly related to RealNetworks' reported financial results. The maximum payout under this program is 45% of base salary.

The other component of the variable cash compensation program relates to executives whose primary area of responsibility is sales. The compensation of these executives generally also includes a commission component. In 2004, RealNetworks assigned a certain percentage of its sales executives' commission targets to the MBO Program based on RealNetworks' overall performance against certain business objectives. Under the MBO Program, RealNetworks' Senior Vice President of North American Sales and Senior Vice President, International have a smaller target bonus and maximum bonus payout potential than other MBO Program participants because a significant portion of the compensation for these two executives is determined on a commission basis.

Long-Term Incentives. In keeping with RealNetworks' philosophy of providing a total compensation package that includes at-risk components of pay, long-term incentives consisting of stock option grants comprise a component of an executive's total compensation package. These incentives are based on strategic rather than tactical determinations and are designed to motivate and reward executives for maximizing shareholder value and encourage the long-term employment of key employees.

When stock options are granted to executive officers, the executives' levels of responsibility, prior experience, individual performance criteria, previous stock option grants and compensation practices at similar companies in RealNetworks' industry are considered in evaluating total compensation. The size of stock option grants is generally intended to reflect an executive's position with RealNetworks and his or her contributions to RealNetworks, and as a result, the number of shares underlying stock option awards varies. Options generally have a five-year vesting period to encourage key employees to continue in RealNetworks' employ. In 2004, options to purchase a total of 400,000 shares were granted to new executive officers and options to purchase a total of 350,000 shares were granted to existing executive officers.

Because all of the above grants were made at option prices equal to the fair market value of the Common Stock on the dates of grant, the stock options have value only if the stock price appreciates from the value on the date the options were granted. The use of stock options is intended to focus executives on the enhancement of shareholder value over the long-term and to encourage equity ownership in RealNetworks.

Other Executive Compensation

Subject to certain restrictions, RealNetworks provides benefits to executive officers that are also available to other RealNetworks employees, including a 401(k) plan, an employee stock purchase plan that permits employees to purchase RealNetworks stock at a discount, a transportation subsidy, medical and dental benefits, and a cafeteria plan.

Compensation of the Chief Executive Officer

In fiscal year 2004, Mr. Glaser's annualized base salary was increased to $400,000, resulting in a base pay closer to the median base salary earnings for chief executive officers of other high-growth companies in the high technology industry. This was the first increase in Mr. Glaser's annual base salary since 1999. In addition, Mr. Glaser earned a cash bonus in the amount of $100,000 which was awarded based on RealNetworks' financial performance as measured against corporate revenue and corporate operating income targets, achievement against RealNetworks' top five business objectives for 2004, and Mr. Glaser's attainment of individual goals as agreed upon by Mr. Glaser and the Board of Directors. Since 2002, the imputed costs associated with the occupancy of vacant office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser. The Compensation Committee recognizes that Mr. Glaser is the founder of RealNetworks and is also one of its largest shareholders. Because of his large share ownership, to date Mr. Glaser has not received any stock option grants.

Policy With Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid to executive officers named in the summary compensation table in the proxy statement of a public company to $1 million, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that RealNetworks may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m); deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Conclusion

The Compensation Committee believes these executive compensation policies and programs effectively serve the interests of shareholders and RealNetworks. The various pay vehicles offered are appropriately balanced to provide increased motivation for executives to contribute to the overall future success of RealNetworks, thereby enhancing the value of RealNetworks for the shareholders' benefit.

The Compensation Committee of the Board of Directors

Edward Bleier
James W. Breyer
Jeremy Jaech

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information concerning the Company's equity compensation plans as of December 31, 2004:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	34,028,720	$7.03	8,420,824(1)
Equity compensation plans not approved by security holders	1,448,376	$9.50	2,431,637
Total	35,477,096	$7.13	10,852,461

(1) Includes 343,107 shares available for future issuance under the RealNetworks, Inc. Director Compensation Stock Plan which enables non-employee Directors of RealNetworks to receive all or a portion of their quarterly compensation for Board service in shares of RealNetworks Common Stock in lieu of cash. The number of shares of Common Stock to be issued in respect of quarterly fees payable to non-employee Directors is equal to the amount of such fees to be paid in shares of Common Stock, as elected by each non-employee Director, divided by the market value of a share of Common Stock on the last business day of each calendar quarter.

Equity Compensation Plans Not Approved by Security Holders. The Board adopted the RealNetworks, Inc. 2000 Stock Option Plan (the "2000 Plan") to enable the grant of nonqualified stock options to employees, consultants, agents, advisors and independent contractors of the Company and its subsidiaries who are not otherwise officers or directors of the Company. The 2000 Plan has not been approved by the Company's shareholders. The Compensation Committee of the Board is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan, including the selection of the recipients, the size of the grants and the conditions to vesting and exercisability. The Compensation Committee has delegated authority to make grants under the 2000 Plan to the Company's Chief Executive Officer, subject to specified limitations on the terms of such grants. A maximum of 4,000,000 shares of Common Stock are reserved for issuance under the 2000 Plan.

Comparative Performance Graph

Set forth below is a graph comparing the cumulative total return to shareholders on RealNetworks' Common Stock with the cumulative total return of the Nasdaq Stock Market (U.S. & Foreign) and the Dow Jones US Technology Index for the period beginning on December 31, 1999 and ended on December 31, 2004.

Comparison of 5 Year Cumulative Total Return Among RealNetworks, Inc. Common Stock, the Nasdaq Stock Market (U.S. & Foreign) and the Dow Jones US Technology Index


$200
$150
$100
$50
$0
RealNetworks, Inc.
Nasdaq Composite Index
Dow Jones Technology Index
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04

	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
RealNetworks, Inc.	$100	$14.44	$ 9.87	$ 6.33	$ 9.49	$11.00
Nasdaq Stock Market (U.S. & Foreign)	100	88.24	70.62	53.78	75.07	77.14
Dow Jones US Technology Index	100	63.01	45.16	27.70	41.84	42.57

The total return on the Common Stock and each index assumes the value of each investment was $100 on December 31, 1999, and that all dividends were reinvested, although dividends have not been declared on the Common Stock. Return information is historical and not necessarily indicative of future performance.

PROPOSAL TWO—APROVAL OF 2005 STOCK INCENTIVE PLAN

Shareholders are being asked to approve the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan") so that RealNetworks can continue to attract and retain outstanding and highly skilled employees. The Board of Directors has approved the 2005 Plan, subject to approval from shareholders at the Annual Meeting. The Board believes the future success of RealNetworks depends on the ability to attract and retain talented employees, and the ability to grant equity awards is a necessary and powerful recruiting and retention tool for RealNetworks to obtain the quality employees it needs to move its business forward.

The Board of Directors has voted to terminate the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated, the RealNetworks, Inc. 2000 Stock Option Plan, as amended, and the RealNetworks, Inc. 2002 Director Stock Option Plan (together, the "Prior Plans"), subject to and upon shareholder approval of the 2005 Plan at the Annual Meeting. Subject to and upon shareholder approval of the 2005 Plan at the Annual Meeting and the termination of the Prior Plans, a total of 9,500,000 shares of Common Stock shall be authorized for future grants under the 2005 Plan, plus up to 9,000,000 shares remaining available for grant under the Prior Plans on the effective date of the 2005 Plan, for an aggregate maximum of 18,500,000 million shares authorized for grant under the 2005 Plan.

The Compensation Committee of the Board, which administers the 2005 Plan, believes that the implementation of the 2005 Plan is necessary for RealNetworks to offer a competitive equity incentive program. If approved, the 2005 Plan will be a critical factor in attracting, retaining, and rewarding the high caliber employees that are essential to RealNetworks' future success. If approved by the shareholders, the 2005 Plan will, together with the RealNetworks, Inc. 1998 Employee Stock Purchase Plan, as amended, be RealNetworks' only active equity incentive plans, and if shareholders do not approve the 2005 Plan, RealNetworks may not be able to continue its equity incentive program in the future. This could preclude RealNetworks from successfully attracting and retaining highly skilled employees. If shareholders do not approve the 2005 Plan, the Prior Plans shall remain in effect.

The 2005 Plan is attached as Appendix B to this Proxy Statement. The following summary of the 2005 Plan does not contain all of the terms and conditions of the 2005 Plan, and is qualified in its entirety by reference to the 2005 Plan. You should refer to Appendix B for a complete set of terms and conditions of the 2005 Plan.

Summary of the 2005 Stock Incentive Plan

Purpose. The purpose of the 2005 Plan is to assist RealNetworks in attracting and retaining highly skilled individuals to serve as employees, directors, consultants and/or advisors of RealNetworks who are expected to contribute to RealNetworks' success and to achieve long-term objectives which will inure to the benefit of all shareholders of RealNetworks through the additional incentives inherent in the awards offered under the 2005 Plan.

Shares Available for Issuance. Upon shareholder approval of the 2005 Plan, a total of 9,500,000 shares of Common Stock will be available for issuance under the 2005 Plan, plus up to 9,000,000 shares remaining available for grant under the Prior Plans on the effective date of the 2005 Plan, for an aggregate maximum of 18,500,000 shares authorized for grant under the 2005 Plan. Any shares subject to options, stock appreciation rights or tandem stock appreciation rights shall be counted against the shares available for issuance as one (1) share for every share subject thereto. Any shares subject to awards other than options, stock appreciation rights or tandem stock appreciation rights shall be counted against the shares available for issuance as one and six-tenths (1.6) shares for every one (1) share subject thereto. To the extent that a share that was subject to an award that counted as one (1) share against the 2005 Plan reserve is recycled back into the 2005 Plan, the 2005 Plan shall be credited with one (1) share. To the extent that a share that was subject to an award that counted as one and six-tenths (1.6) shares against the 2005 Plan reserve is recycled back into the 2005 Plan, the 2005 Plan shall be credited with one and six-tenths (1.6) shares. If an award expires or becomes unexercisable without having been exercised in full, or, with respect to a performance award, restricted stock award or other stock unit award, is forfeited to or repurchased by RealNetworks, the unpurchased shares (or for awards other than options and stock appreciation rights, the forfeited or repurchased shares) which were subject thereto shall become available for future grant or sale under the 2005 Plan. With respect to stock appreciation rights ("SARs"), when a stock settled SAR is exercised, the shares subject to a SAR grant agreement shall be counted against the shares available for issuance as one (1) share for every share subject thereto, regardless of the number of shares used to settle the SAR upon exercise. Shares that have actually been issued under the 2005 Plan under any award shall not be returned to the 2005 Plan and shall not become available for future distribution under the 2005 Plan; provided, however, that if shares issued pursuant to a performance award, restricted stock award or other stock unit award are repurchased by RealNetworks at their original purchase price or are forfeited to RealNetworks, such shares shall become available for future grant under the 2005 Plan. Shares used to pay the exercise price of an option shall not become available for future grant or sale under the 2005 Plan. Shares used to satisfy tax withholding obligations shall not become available for future grant or sale under the 2005 Plan. To the extent a 2005 Plan award is paid out in cash rather than stock, such cash payment shall not reduce the number of shares available for issuance under the 2005 Plan.

Eligibility; Awards to be Granted to Certain Individuals and Groups. Options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards may be granted under the 2005 Plan. Options granted under the 2005 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or nonstatutory stock options. Options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards may be granted under the 2005 Plan to any employee, non-employee member of the Board of Directors, consultant or advisor who provides services to RealNetworks or of any subsidiary of RealNetworks. Incentive stock options may be granted only to employees of RealNetworks or of any subsidiary of RealNetworks. As of April 12, 2005, approximately 848 employees, non-employee directors, consultants and advisors would be eligible to participate in the 2005 Plan. The Compensation Committee, in its discretion, selects the person(s) to whom options, stock appreciation rights, performance awards, restricted stock awards or other stock unit awards may be granted, the time or times at which such options, stock appreciation rights, performance awards, restricted stock awards or other stock unit awards shall be granted, and the number of shares subject to each such grant. For this reason, it is not possible to determine the benefits or amounts that will be received by any particular individual or individuals in the future. The 2005 Plan provides that no person(s) may be granted, in any 12-month period, options or stock appreciation rights to purchase more than 2 million shares of Common Stock, or performance awards, restricted stock awards and/or other stock unit awards that are denominated in shares with respect to more than 900,000 shares of Common Stock.

Administration. The Plan shall be administered by the Compensation Committee of the Board of Directors (the "Committee").

Terms and Conditions of Options. Each option is evidenced by a stock option agreement between RealNetworks and the optionee, and is subject to the following additional terms and conditions:

Exercise Price. The exercise price of options granted under the 2005 Plan shall be determined by the Committee at the time the options are granted. The exercise price of an option may not be less than 100% of the fair market value of the Common Stock on the date such option is granted; provided, however, the exercise price of an incentive stock option granted to a 10% shareholder may not be less than 110% of the fair market value of the Common Stock on the date such option is granted. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the date the option is granted.

Exercise of Option; Form of Consideration. The Committee determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The 2005 Plan permits payment to be made by cash, check, other shares of Common Stock of RealNetworks, any other form of consideration approved by the Committee and permitted by applicable law, or any combination thereof.

Term of Option. Options granted under the 2005 Plan expire no later than seven (7) years from the date of grant; provided that in the case of an incentive stock option granted to a 10% shareholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

Stock Appreciation Rights. The Committee is authorized to grant stock appreciation rights in connection with all or any part of an option granted under the 2005 Plan, either concurrently with the grant of the option or at any time thereafter, and to grant stock appreciation rights independently of options. A stock appreciation right granted in connection with an option is exercisable only when and to the extent that the underlying option is exercisable, and expires no later than the date on which the underlying option expires. Independent stock appreciation rights are exercisable in whole or in part at such times as the Committee specifies in the grant or agreement. However, the term of an independent stock appreciation right may be no more than seven (7) years from the date of grant.

RealNetworks' obligations arising upon the exercise of a stock appreciation right may be paid in cash, Common Stock or other property, or any combination of the same, as the Committee may determine. Shares issued upon the exercise of a stock appreciation right are valued at their fair market value as of the date of exercise.

Restricted Stock Awards. Restricted stock awards may be issued to participants either alone or in addition to other awards granted under the 2005 Plan, and shall also be available as a form of payment of performance awards and other earned cash-based incentive compensation. Subject to the annual share limit and vesting limitations set forth above, the Committee has complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Until the shares are issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the underlying shares.

Performance Awards. Performance awards are awards that obligate RealNetworks to deliver Common Stock shares to the participant as specified on each vesting date. Performance awards may be granted at any time and from time to time as shall be determined at the discretion of the Committee. Subject to the annual share limit set forth above, the Committee shall have complete discretion to determine (i) the number of shares of Common Stock subject to a performance award granted to any service provider and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component.

Other Stock Unit Awards. Other awards of units having a value equal to an identical number of shares may be granted under the 2005 Plan, and shall also be available as a form of payment of other awards granted under the 2005 Plan and other earned cash-based incentive compensation.

Code Section 162(m) Performance Goals. The 2005 Plan is designed to permit RealNetworks to issue awards that qualify as performance-based under Section 162(m) of the Code. Thus, the Committee may make performance goals applicable to a participant with respect to an award. At the Committee's discretion, one or more of the following performance goals may apply: net revenue; revenue growth; pre-tax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on shareholders' equity; total shareholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Common Stock or any other publicly-traded securities of RealNetworks; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; cash flow; cash flow per share; return on invested capital; cash flow return on investment; and improvement in or attainment of expense levels on working capital levels of RealNetworks or any subsidiary, division, business segment or business unit of RealNetworks for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to RealNetworks' performance or the performance of a subsidiary, division, business segment or business unit of RealNetworks, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of RealNetworks or not within the reasonable control of RealNetworks' management, or (c) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles.

No Repricing. The 2005 Plan prohibits option or stock appreciation right repricings (other than to reflect stock splits, spin-offs or other corporate events) unless shareholder approval is obtained.

Nontransferability of Awards. Unless authorized by the Committee in the agreement evidencing an award granted under the 2005 plan, an award granted under the 2005 Plan is not transferable other than by will or the laws of descent and distribution, and may be exercised during the participant's lifetime only by the participant or the participant's estate, guardian or legal representative.

Adjustments Upon Changes in Capitalization. In the event that the stock of RealNetworks changes by reason of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure of RealNetworks effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the 2005 Plan, the number and class of shares of awards outstanding under the 2005 Plan, the fiscal year limits on the number of awards that any person may receive and the exercise price of any outstanding option or stock appreciation right.

Change in Control. The Committee may determine at the time an award is granted under the 2005 Plan that, upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award. For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then each outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

Termination of Employment. The Committee shall determine and set forth in each agreement evidencing an award under the 2005 Plan whether any such award will continue to be exercisable, and the terms of such exercise, on and after the date a participant ceases to be employed by or provide services to RealNetworks or any subsidiary whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise.

Amendment and Termination of the 2005 Plan. The Board may amend, alter, suspend or terminate the 2005 Plan, or any part thereof, at any time and for any reason. However, RealNetworks shall obtain shareholder approval for any amendment to the 2005 Plan to the extent necessary to comply with Section 162(m) and Section 422 of the Code, or any similar rule or statute. No such action by the Board or shareholders may alter or impair any award previously granted under the 2005 Plan without the written consent of the participant. The 2005 Plan shall terminate automatically on the tenth anniversary of its effective date, except with respect to awards then outstanding under the 2005 Plan.

Other Provisions. The agreement evidencing awards granted under the 2005 Plan may contain other terms, provisions and conditions not inconsistent with the 2005 Plan as may be determined by the Committee.

Federal Income Tax Consequences. The following discussion summarizes certain federal income tax considerations for U.S. taxpayers receiving options under the 2005 Plan and certain tax effects on RealNetworks, based upon the provisions of the Code, as in effect on the date of this Proxy Statement, current regulations and existing administrative rulings of the Internal Revenue Service. However, it does not purport to be complete and does not discuss the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular individual may be different.

Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. Any gain or loss recognized on such premature sale of the shares in excess of the amount treated as ordinary income will be characterized as capital gain or loss.

Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock Appreciation Rights. No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of any cash received and the fair market value of any Common Stock or other property received upon the exercise.

Restricted Stock Awards and Performance Awards. A participant will not have taxable income upon grant of a restricted stock award, performance award or other stock unit award (unless, with respect to restricted stock, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares or cash received minus any amount paid for the shares.

Company Tax Deduction. RealNetworks generally will be entitled to a tax deduction in connection with an award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to the Chief Executive Officer and to each of the four most highly compensated executive officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met with respect to awards. These conditions include shareholder approval of the performance goals under the 2005 Plan, setting individual annual limits on each type of award, and certain other requirements. The 2005 Plan has been designed to permit the Committee to grant certain awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting RealNetworks to receive a federal income tax deduction in connection with such awards.

Accounting Treatment. Currently, employee option awards at or above fair market value on the grant date typically do not result in any direct charge to RealNetworks' reported earnings. However, the fair market value of these awards is required to be disclosed in the notes to RealNetworks' financial statements. RealNetworks must also disclose, in the notes to the financial statements, the pro forma impact these awards would have on RealNetworks' reported earnings and earnings per share if the fair value of the awards at the time of grant was treated as a compensation expense.

Currently, employee awards with purchase prices below fair market value on the grant date result in a direct compensation expense that is typically equal to the "spread", i.e. the difference between the purchase price and the fair market value on the grant date. Typically, this expense is amortized over the award's vesting period.

The Financial Accounting Standards Board and the Securities and Exchange Commission will require mandatory expensing for equity awards for fiscal years commencing after June 15, 2005.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE REALNETWORKS, INC. 2005 STOCK INCENTIVE PLAN.

Audit and Related Fees

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of the Company's annual financial statements for 2003 and 2004, and fees billed for other services rendered by KPMG LLP.

	2003	2004
Audit Fees(1)	$517,957	$975,000
Audit-related fees(2)	110,000	18,000
Tax fees(3)	55,114	—
Total fees	$683,071	$993,000

(1) Fee in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2003 and 2004, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2003 and 2004 fiscal years and Sarbanes-Oxley Section 404 attestation services.
(2) Audit related fees in 2003 consisted principally of fees in connection with accounting and financial reporting matters relating to a proposed business combination. Audit related fees in 2004 consisted principally of fees in connection with Sarbanes Oxley 404 pre-attestation services.
(3) Tax fees in 2003 consisted of fees for tax consultation and tax compliance services.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by RealNetworks' independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KMPG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration.

Annual Independence Discussions

The Audit Committee has determined that the provision by KPMG LLP of non-audit services to RealNetworks is compatible with KPMG LLP maintaining its independence.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2004, and the notes thereto.

Review with Management

The Audit Committee has reviewed and discussed RealNetworks' audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with KPMG LLP, RealNetworks' independent accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 which includes, among other items, matters related to the conduct of the audit of RealNetworks' financial statements.

The Audit Committee has also received written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from RealNetworks and its related entities) and has discussed with KPMG LLP its independence from RealNetworks.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to RealNetworks' Board of Directors that RealNetworks' audited consolidated financial statements be included in RealNetworks' Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

The Audit Committee of the Board of Directors

Eric A. Benhamou
Jeremy Jaech
Jonathan D. Klein
Kalpana Raina

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Report of the Compensation Committee of the Board of Directors", "Report of the Audit Committee of the Board of Directors" and "Performance Graph" and the Audit Committee Charter and the RealNetworks, Inc. 2005 Stock Incentive Plan attached to this Proxy Statement as Appendix A and Appendix B, respectively, shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs,
General Counsel and Corporate Secretary

May 9, 2005
Seattle, Washington

Appendix A

Audit Committee Charter

Audit Committee Charter

APPENDIX A

REALNETWORKS, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose:

The purpose of the Audit Committee of the Board of Directors of RealNetworks, Inc. (the "Company") shall be:

- to provide oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's accounting and financial reporting processes and audits of the financial statements of the Company;
- to assist the Board in oversight and monitoring of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance, (iv) the Company's internal accounting and financial controls, and (v) the Company's internal audit function;
- to prepare the report that the rules of the Securities and Exchange Commission (the "SEC") require be included in the Company's annual proxy statement;
- to provide the Company's Board of Directors with the results of its monitoring and recommendations derived therefrom;
- to be responsible for the appointment and compensation of the independent auditors to audit the Company's financial statements and oversee the activities and independence of the auditors; and
- to provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the attention of the Board of Directors.

The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors may from time to time prescribe.

Membership:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors. The Audit Committee will consist of at least three members of the Board of Directors who meet the following criteria:

- Each member will be an independent director, as defined in (i) accordance with the requirements of the Nasdaq National Market and (ii) the rules of the SEC, each as in effect from time to time;
- At the time of their appointment, each member will be able to read and understand fundamental financial statements, in accordance with the Nasdaq National Market Audit Committee requirements; and
- At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

Responsibility and Authority:

The responsibilities of the Audit Committee shall include:

- Reviewing on a continuing basis the adequacy of the Company's system of internal controls, including meeting periodically with the Company's management and the independent auditors to review the adequacy of such controls and to review before release the disclosure regarding such system of internal controls required under SEC rules to be contained in the Company's periodic filings and the attestations or reports by the independent auditors relating to such disclosure;

- Providing oversight and guidance with respect to the Company's internal audit function by (i) reviewing and approving the internal audit charter, plans, activities, staffing, and organizational structure of the internal audit function; (ii) ensuring there are no unjustified restrictions or limitations on the internal audit function, and reviewing and concurring in the appointment, replacement, or dismissal of the chief internal auditor; (iii) reviewing the effectiveness of the internal audit function, including compliance with The Institute of Internal Auditors' *Standards for the Professional Practice of Internal Auditing;* and (iv) meeting separately and on a regular basis with the chief internal auditor to discuss any matters that the committee or internal audit believes should be discussed privately.

- Providing oversight and monitoring of Company management and the independent auditors and their activities with respect to the Company's accounting and financial reporting processes and audits of the financial statements of the Company;

- Pre-approving audit and non-audit services provided to the Company by the independent auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Audit Committee shall have the sole authority to approve the retention and termination of the independent auditors, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent auditors;

- Reviewing and providing guidance with respect to the external audit and the Company's relationship with its independent auditors by (i) reviewing the independent auditors' proposed audit scope, approach and independence; (ii) obtaining on a periodic basis a formal written statement from the independent auditors regarding relationships and services with the Company which may impact independence and presenting this statement to the Board of Directors, and to the extent there are relationships, monitoring and investigating them and engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors; (iii) reviewing the independent auditors' peer review conducted every three years; (iv) discussing with the Company's independent auditors the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters described in SAS No. 61, as may be modified or supplemented; and (v) reviewing reports submitted to the audit committee by the independent auditors in accordance with the applicable SEC requirements;

- Directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements including in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

- Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

- Reviewing before release the unaudited quarterly operating results in the Company's quarterly earnings release;

- Overseeing compliance with the requirements of the SEC for disclosure of auditor's services and audit committee members, member qualifications and activities;

- Reviewing, approving and monitoring the Company's code of ethics for its senior financial officers;

- Reviewing management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act;

- Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

- Providing oversight and review at least annually of the Company's risk management policies, including its investment policies;
- Reviewing the Company's compliance with employee benefit plans;
- Reviewing the Company's policies regarding information technology and management information systems;
- If necessary, instituting special investigations with full access to all books, records, facilities and personnel of the Company;
- As appropriate, obtaining advice and assistance from outside legal, accounting or other advisors;
- Reviewing and approving in advance proposed related party transactions as required;
- Reviewing and discussing with management and the independent auditors the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;
- Providing a report in the Company's proxy statement in accordance with the rules and regulations of the SEC;
- Establishing procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- Reviewing the Audit Committee's own charter, structure, processes and membership requirements; and
- Performing such other duties as may be requested by the Board of Directors.

Meetings:

The Audit Committee will meet at least quarterly. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at such times as are appropriate to review the financial affairs of the Company. The Audit Committee will meet separately with the independent auditors of the Company, at such times as it deems appropriate, but not less than quarterly, to fulfill the responsibilities of the Audit Committee under this Charter.

Minutes:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

Reports:

In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the Audit Committee will summarize its examinations and recommendations to the Board from time to time as may be appropriate, consistent with the Committee's charter.

Compensation:

Members of the Audit Committee shall receive such fees, if any, for their services as Audit Committee members as may be determined by the Board of Directors in its sole discretion. Such fees may include retainers or per meeting fees. Fees may be paid in such form of consideration as is determined by the Board of Directors.

Members of the Audit Committee may not receive any compensation from the Company, including any fees paid directly or indirectly for services as a consultant or legal or financial officer, except the fees that they receive for service as a member of the board of Directors or any committee thereof.

Delegation of Authority:

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services provided such pre-approved decision is presented to the full Audit Committee at its scheduled meetings.

Appendix B

RealNetworks, Inc.
2005 Stock Incentive Plan

2005 Stock Incentive Plan

2005 Stock Incentive Plan

APPENDIX B

REALNETWORKS, INC.

2005 STOCK INCENTIVE PLAN

1. PURPOSE OF THE PLAN

Purpose. The purpose of the RealNetworks, Inc 2005 Stock Incentive Plan (the "Plan") is to assist RealNetworks, Inc., a Washington corporation (the "Company"), and its subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors of the Company who are expected to contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all shareholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Other Stock Unit Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. "*Award Agreement*" shall mean any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

2.3. "*Board*" shall mean the board of directors of the Company.

2.4. "*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. "*Committee*" shall mean the Compensation Committee of the Board, consisting of no fewer than two Directors, each of whom is (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act, (ii) an "outside director" within the meaning of Section 162(m) of the Code, and (iii) an "independent director" for purpose of the rules and regulations of the NASDAQ Stock Market.

2.6. "*Covered Employee*" shall mean a "covered employee" within the meaning of Section 162(m) of the Code.

2.7. "*Director*" shall mean a non-employee member of the Board.

2.8. "*Employee*" shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person's becoming an employee of the Company or any Subsidiary. Solely for purposes of the Plan, an Employee shall also mean any consultant or advisor who provides services to the Company or any Subsidiary, so long as such person (i) renders bona fide services that are not in connection with the offer and sale of the Company's securities in a capital-raising transaction and (ii) does not directly or indirectly promote or maintain a market for the Company's securities.

2.9. "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended.

2.10. "*Fair Market Value*" shall mean, with respect to any property other than Shares, the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. The Fair Market Value of Shares as of any date shall be the per Share closing price of the Shares as reported on the NASDAQ Stock Market on that date (or if there was no reported price on such date, on the last preceding date on which the price was reported); if the Company is not then listed on the NASDAQ Stock Market but is listed on the New York Stock Exchange, the Fair Market Value of the Shares shall be the per Share closing price of the Shares as reported on the New York Stock Exchange on that date (or if there was no reported price on such date, on the last preceding date on which the price was reported); or, if the Company is not then listed on the NASDAQ Stock Market or the New York Stock Exchange, the Fair Market Value of Shares shall be determined by the Committee in its sole discretion using appropriate criteria.

2.11. "*Freestanding Stock Appreciation Right*" shall have the meaning set forth in Section 6.1.

2.12. "*Limitations*" shall have the meaning set forth in Section 10.5.

2.13. "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.14. "*Other Stock Unit Award*" shall have the meaning set forth in Section 8.1.

2.15. "*Participant*" shall mean an Employee or Director who is selected by the Committee to receive an Award under the Plan.

2.16. "*Payee*" shall have the meaning set forth in Section 13.1.

2.17. "*Performance Award*" shall mean any Award of Performance Shares or Performance Units granted pursuant to Article 9.

2.18. "*Performance Period*" shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

2.19. "*Performance Share*" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.20. "*Performance Unit*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.21. "*Permitted Assignee*" shall have the meaning set forth in Section 12.3.

2.22. "*Prior Plans*" shall mean, collectively, the Company's 1996 Stock Option Plan, the Company's 2000 Stock Option Plan and the Company's 2002 Director Stock Option Plan.

2.23. "*Restricted Stock*" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.24. "*Restriction Period*" shall have the meaning set forth in Section 7.1.

2.25. "*Restricted Stock Award*" shall have the meaning set forth in Section 7.1.

2.26. "*Shares*" shall mean the shares of common stock of the Company, par value $0.001 per share.

2.27. "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Section 6.

2.28. "*Subsidiary*" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.29. *Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.30. "*Tandem Stock Appreciation Right*" shall have the meaning set forth in Section 6.1.

3. SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.* (a) Subject to adjustment as provided in Section 12.2, a total of 9,500,000 Shares shall be authorized for grant under the Plan, plus up to 9,000,000 Shares remaining available for grant under the Prior Plans on the effective date of the Plan, for an aggregate maximum of 18,500,000 Shares authorized for grant under the Plan. Any Shares that are subject to Awards of Options, Stock Appreciation Rights or Tandem Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Share granted. Any Shares that are subject to Awards other than Options, Stock Appreciation Rights or Tandem Stock Appreciation Rights shall be counted against this limit as one and six-tenths (1.6) Shares for every one (1) Share granted.

(b) If any Shares subject to an Award or to an award under the Prior Plans are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award or award under the Prior Plans is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for Awards under the Plan, subject to Section 3.1(c) below.

(c) Substitute Awards may be issued under the Plan and such Substitute Awards shall not reduce the Shares authorized for grant under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

(d) Any Shares that again become available for grant pursuant to this Article shall be added back as one (1) Share if such Shares were subject to Options, Stock Appreciation Rights or Tandem Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans, and as one and six-tenths (1.6) Shares if such Shares were subject to Awards other than Options, Stock Appreciation Rights or Tandem Stock Appreciation Rights granted under the Plan.

3.2. *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility.* Any Employee or Director shall be eligible to be selected as a Participant.

4.2. *Administration.* (a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees and Directors to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards, not inconsistent with the provisions of the Plan, to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property, subject to Section 8.1; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings. Notwithstanding the foregoing or anything else to the contrary in the Plan, any action or determination by the Committee specifically affecting or relating to an Award to a Director shall require the prior approval of the Board.

(c) To the extent not inconsistent with applicable law, including Section 162(m) of the Code, or the rules and regulations of the NASDAQ Stock Market, the Committee may delegate to a committee of one or more directors of the Company or, to the extent permitted by law, to one or more officers or a committee of officers the right to grant Awards to Employees who are not Directors or executive officers of the Company and the authority to take action on behalf of the Committee pursuant to the Plan to cancel or suspend Awards to Employees who are not Directors or executive officers of the Company.

5. OPTIONS

5.1. *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements.* All Options granted pursuant to this Article shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms of Options need not be the same with respect to each Participant. Granting of an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article shall not be less than 100% of the Fair Market Value of such Share on the date of grant of such Option. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), and (c) take any other action with respect to an Option that may be treated as a repricing under the rules and regulations of the NASDAQ Stock Market.

5.4. *Option Term.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of seven (7) years from the date the Option is granted, except in the event of death or disability.

5.5. *Exercise of Options*. Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian or legal representative, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by the giving of written notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased, accompanied by payment of the full purchase price for the Shares being purchased. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (a) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (b) by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value) that have been owned for a period of at least six months (or such other period to avoid accounting charges against the Company's earnings), (c) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (d) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (e) through any other method specified in an Award Agreement, or (f) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

5.6. *Form of Settlement*. In its sole discretion, the Committee may provide, at the time of grant, that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities, or may reserve the right so to provide after the time of grant.

5.7. *Incentive Stock Options*. The Committee may grant Options intended to qualify as "incentive stock options" as defined in Section 422 of the Code, to any employee of the Company or any Subsidiary, subject to the requirements of Section 422 of the Code. Notwithstanding anything in Section 3.1 to the contrary and solely for the purposes of determining whether Shares are available for the grant of "incentive stock options" under the Plan, the maximum aggregate number of Shares with respect to which "incentive stock options" may be granted under the Plan shall be 7,500,000 Shares.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Exercise*. The Committee may provide Stock Appreciation Rights (a) in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option ("Tandem Stock Appreciation Right"), (b) in conjunction with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award (a "Freestanding Stock Appreciation Right"), in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2. *Terms and Conditions*. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise or such other amount as the Committee shall so determine at any time during a specified period before the date of exercise over (ii) the grant price of the right on the date of grant, or in the case of a Tandem Stock Appreciation Right granted on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be.

(b) Upon the exercise of a Stock Appreciation Right, the Committee shall determine in its sole discretion whether payment shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or at any time thereafter before exercise or expiration of such Option.

(d) Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the option price at which Shares can be acquired pursuant to the Option. In addition, (i) if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies, and (ii) no Tandem Stock Appreciation Right granted under the Plan to a person then subject to Section 16 of the Exchange Act shall be exercised during the first six months of its term for cash, except as provided in Article 11.

(e) Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised.

(f) The provisions of Stock Appreciation Rights need not be the same with respect to each recipient.

(g) The Committee may impose such other conditions or restrictions on the terms of exercise and the exercise price of any Stock Appreciation Right, as it shall deem appropriate, including providing that the exercise price of a Tandem Stock Appreciation Right may be less than the Fair Market Value on the date of grant if the Tandem Stock Appreciation Right is added to an Option following the date of the grant of the Option. Notwithstanding the foregoing provisions of this Section 6.2(g), but subject to Section 12.2, a Freestanding Stock Appreciation Right shall generally have the same terms and conditions as Options, including (i) an exercise price not less than Fair Market Value on the date of grant, and (ii) a term not greater than seven years. In addition to the foregoing, but subject to Section 12.2, the base amount of any Stock Appreciation Right shall not be reduced after the date of grant.

(h) The Committee may impose such terms and conditions on Stock Appreciation Rights granted in conjunction with any Award (other than an Option) as the Committee shall determine in its sole discretion.

7. RESTRICTED STOCK AWARDS

7.1. *Grants.* Awards of Restricted Stock may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Stock Award"), and such Restricted Stock Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. A Restricted Stock Award shall be subject to restrictions imposed by the Committee covering a period of time specified by the Committee (the "Restriction Period"). The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the issuance of Restricted Stock.

7.2. *Award Agreements.* The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Stock Awards need not be the same with respect to each Participant. The Committee may, in its sole discretion and subject to the limitations imposed under Section 162(m) of the Code and the regulations thereunder in the case of a Restricted Stock Award intended to comply with the performance-based exception under Code Section 162(m), waive the forfeiture period and any other conditions set forth in any Award Agreement subject to such terms and conditions as the Committee shall deem appropriate.

7.3. *Rights of Holders of Restricted Stock.* Beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares; provided, however, that any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Stock as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Stock.

8. OTHER STOCK UNIT AWARDS

8.1. *Grants.* Other Awards of units having a value equal to an identical number of Shares ("Other Stock Unit Awards") may be granted hereunder to Participants, in addition to other Awards granted under the Plan. Other Stock Unit Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based incentive compensation.

8.2. *Award Agreements.* The terms of Other Stock Unit Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant.

8.3. *Payment.* Except as provided in Article 10 or as maybe provided in an Award Agreement, Other Stock Unit Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. Other Stock Unit Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants.* Performance Awards in the form of Performance Shares or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.1.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than 12 months nor longer than five years. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4. *Payment.* Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

10. CODE SECTION 162(m) PROVISIONS

10.1. *Covered Employees.* Notwithstanding any other provision of the Plan, if the Committee determines at the time a Restricted Stock Award, a Performance Award or an Other Stock Unit Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Article 10 is applicable to such Award.

10.2. *Performance Criteria.* If the Committee determines that a Restricted Stock Award, a Performance Award or an Other Stock Unit Award is subject to this Article 10, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: net revenue; revenue growth; pre-tax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on shareholders' equity; total shareholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; cash flow, cash flow per share; return on invested capital, cash flow return on investment; and improvement in or attainment of expense levels on working capital levels of the Company or any Subsidiary, division, business segment or business unit of the Company for or within which the Participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, and the regulations thereunder.

10.3. *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock, Performance Award or Other Stock Unit Award that is subject to this Section 10, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals, except in the case of the death or disability of the Participant or as otherwise determined by the Committee in special circumstances.

10.4. *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

10.5. *Limitations on Grants to Individual Participant.* Subject to adjustment as provided in Section 12.2, no Participant may be granted (i) Options or Stock Appreciation Rights during any 12-month period with respect to more than 2,000,000 Shares or (ii) Restricted Stock, Performance Awards and/or Other Stock Unit Awards that are denominated in Shares in any 12-month period with respect to more than 900,000 Shares (the "Limitations"). In addition to the foregoing, the maximum dollar value payable to any Participant in any 12-month period with respect to Performance Awards is $3,000,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

11. CHANGE OF CONTROL PROVISIONS

11.1. *Impact of Change of Control.* The terms of any Award may provide in the Award Agreement evidencing the Award that, upon a "Change of Control" of the Company (as that term may be defined therein), (a) Options and Stock Appreciation Rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable, (b) that Options and Stock Appreciation Rights outstanding as of the date of the Change of Control may be cancelled and terminated without payment therefor if the Fair Market Value of one Share as of the date of the Change of Control is less than the per Share Option exercise price or Stock Appreciation Right grant price, (c) restrictions and deferral limitations on Restricted Stock lapse and the

Restricted Stock becomes free of all restrictions and limitations and becomes fully vested, (d) all Performance Awards shall be considered to be earned and payable (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled or distributed, (e) the restrictions and deferral limitations and other conditions applicable to any Other Stock Unit Awards or any other Awards shall lapse, and such Other Stock Unit Awards or such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (f) such other additional benefits as the Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the Award Agreement evidencing such Award. For purposes of the Plan, a "Change of Control" shall mean an event described in an Award Agreement evidencing the Award or such other event as determined in the sole discretion of the Board. Notwithstanding any other provision of the Plan, the Committee, in its discretion, may determine that, upon the occurrence of a Change of Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change of Control over the exercise price per share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

11.2. *Assumption Upon Change of Control.* Notwithstanding the foregoing, if in the event of a Change of Control the successor company assumes or substitutes for an Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award, then each outstanding Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award shall not be accelerated as described in Sections 11.1(a), (c) and (e). For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award or Other Stock Unit Award immediately prior to the Change of Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change of Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award or Other Stock Unit Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change of Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Notwithstanding the foregoing, on such terms and conditions as may be set forth in an Award Agreement, in the event of a termination of a Participant's employment in such successor company within a specified time period following such Change in Control, each Award held by such Participant at the time of the Change in Control shall be accelerated as described in Sections 11.1(a), (c) and (e).

12. GENERALLY APPLICABLE PROVISIONS

12.1. *Amendment and Termination of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the NASDAQ Stock Market provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's shareholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend any provision of Section 5.3, (e) increase the maximum permissible term of any Option specified by Section 5.4, or (f) amend any provision of Section 10.4. In addition, no amendments to, or termination of, the Plan shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

12.2. *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole discretion, deems equitable or appropriate, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.3. *Transferability of Awards.* Except as provided below, and except as otherwise authorized by the Committee in an Award Agreement, no Award and no Shares subject to Awards described in Article 8 that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative.

12.4. *Termination of Employment.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, and the terms of such exercise, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

13. MISCELLANEOUS

13.1. *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) (any such person, a "Payee") net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value) that have been owned for a period of at least six months (or such other period to avoid accounting charges against the Company's earnings), or by directing the Company to retain Shares (up to the Participant's minimum required tax withholding rate or such other rate that will not trigger a negative accounting impact) otherwise deliverable in connection with the Award.

13.2. *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee or Director the right to continue in the employment or service of the

Company or any Subsidiary or affect any right that the Company or any Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee or Director at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee or Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Participants under the Plan.

13.3. *Prospective Recipient.* The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have executed an agreement or other instrument evidencing the Award and delivered a copy thereof to the Company, and otherwise complied with the then applicable terms and conditions.

13.4. *Cancellation of Award.* Notwithstanding anything to the contrary contained herein, all outstanding Awards granted to any Participant may be canceled if the Participant, without the consent of the Company, while employed by the Company or any Subsidiary or after termination of such employment or service, engages in activity that violates any agreement between the Company and Participant, including any agreement not to compete with the Company, as determined by the Committee in its sole discretion.

13.5. *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.6. *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan and any Stock Appreciation Rights constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

13.7. *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.8. *Severability.* If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.9. *Construction.* As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

13.10. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.11. *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Washington, without reference to principles of conflict of laws, and construed accordingly.

13.12. *Effective Date of Plan; Termination of Plan.* The Plan shall be effective on the date of the approval of the Plan by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth anniversary of the effective date of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.13. *Foreign Employees.* Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

13.14. *Compliance with Section 409A of the Code.* This Plan is intended to comply and shall be administered in a manner that is intended to comply with Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code.

13.15. *Captions.* The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2004 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:

INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

2005 Stock Incentive Plan

2005 Stock Incentive Plan

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Report
on
Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004
Commission file number 0-23137

RealNetworks, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Washington *(State of incorporation)*	**91-1628146** *(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington** *(Address of principal executive offices)*	**98121** *(Zip Code)*

(Registrant's telephone number, including area code)
(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
(Title of Class)
Common Stock, Par Value $0.001 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

The aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $662,506,723 on June 30, 2004, based on the closing price of the Common Stock on that date, as reported on the Nasdaq National Market.[1]

The number of shares of the registrant's Common Stock outstanding as of February 28, 2005 was 170,994,295.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2005 Annual Meeting of Shareholders to be held on or about June 9, 2005 are incorporated by reference into Part III of this Report.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

TABLE OF CONTENTS

Annual Report

PART I.

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about RealNetworks' industry, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language in the section of Item 1 entitled "Intellectual Property," in Item 3 entitled "Legal Proceedings" and in the sections entitled "Factors That May Affect Our Business, Future Operating Results and Financial Condition" and "Special Note Regarding Forward-Looking Statements." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Overview

RealNetworks, Inc. is a leading creator of digital media services and software. Consumers use our services and software to find, play, purchase and manage free and premium digital content, including music, video and games. Broadcasters, network operators, media companies and enterprises use our products and services to create and deliver digital media to PCs, mobile phones and consumer electronics devices.

We were incorporated in 1994 in the State of Washington. We completed our initial public offering in 1997 and our common stock is listed on the Nasdaq National Market under the symbol "RNWK." Since our inception, we have pioneered the development of technology for the transmission of digital media over the Internet through the development of technology and software, such as our RealAudio and RealVideo compression/decompression technology and our RealPlayer media software. We also developed a suite of software and products for Internet media delivery for sale to business customers, including our RealServer and Helix products. In recent years, we have increasingly focused our consumer business on providing digital content and services to consumers, including the provision of premium subscription services for the delivery of online music, video and games. In 2003, we acquired Listen.Com, Inc. and its Rhapsody music subscription service to strengthen our digital music offerings and in 2004, we acquired GameHouse, Inc., a developer and distributor of downloadable games, to facilitate growth of our games business.

We have used our technology to create a large base of consumers, network operators and content owners who use our products and services to create, send and receive both free and paid content and we have developed a variety of products and services to connect content providers, broadcasters and advertisers with that user base, including our subscription services. Our strategy is to continue to leverage our Internet media technology and our worldwide user base to increase our sales of digital media products, services and advertising.

Consumer Products and Services

Music

We own and manage a comprehensive set of digital music products and services, including Rhapsody, an on-demand digital music subscription service, RadioPass, an Internet radio subscription service, and the RealPlayer Music Store, which enables consumers to purchase and download individual digital music tracks.

Music Services. In August 2003, we completed our acquisition of Listen, and its digital music subscription service, Rhapsody. Rhapsody is the centerpiece of our comprehensive set of music offerings and gives consumers legal, unlimited, streaming access to over one million tracks in exchange for a monthly subscription fee. Rhapsody enables subscribers to stream songs "on-demand" to their PC and also features significant editorial and user-friendly ways for subscribers to explore, organize and listen to music. Rhapsody subscribers can build playlists and create customized radio stations of their favorite artists. Rhapsody subscribers can also burn most of the tracks available from the service onto compact discs for $0.79 per track. Rhapsody is marketed through our websites and we also distribute Rhapsody through third party distribution channels, such as broadband service providers, music retailers and home network hardware providers.

We also offer consumers a subscription-based Internet radio product called RadioPass. RadioPass subscribers gain access to over 70 pre-programmed, ad-free, high fidelity digital music radio stations in addition to simulcasts of 3,200 worldwide broadcast stations in exchange for a monthly subscription fee. The service also features significant editorial content and the ability to build customized radio stations. At December 31, 2004, we had over 700,000 subscribers to our Rhapsody and RadioPass services, which we believe makes our music services the leading online music subscription services based on the number of subscribers.

RealPlayer Music Store. We also operate the RealPlayer Music Store, which is integrated into the latest version of our media player software, RealPlayer 10. The RealPlayer Music Store enables customers to purchase individual digital music tracks without subscribing to one of our music subscription services. The RealPlayer Music Store has over 700,000 songs available for purchase by U.S. consumers for $0.99 per track for most tracks and $9.99 for most albums. On a promotional basis, we also feature certain songs at discounted prices as low as $0.49 per track. Songs purchased from the RealPlayer Music Store also feature our Harmony technology which enables transferability to a broad range of portable devices.

Games

We own and operate a comprehensive digital games service that includes a broad range of downloadable games products and subscription services focused primarily on "casual" gamers. These products and services include RealArcade, an Internet game download service and manager, GamePass, an Internet games subscription service, and GameHouse, a game development studio. We also operate an affiliate network for the publishing and distribution of downloadable games. We market our games products and services through our own websites as well as through third party distributors, paid search advertising and affiliate marketing programs.

RealArcade. RealArcade is a leading Internet game download service targeted at consumers who are interested in playing casual PC-based games. RealArcade enables consumers to purchase games from our existing catalog of over 250 downloadable PC games across a variety of popular casual game genres, including puzzle, word and arcade type games. Our RealArcade client software, which we make available as a free download, makes it easy for consumers to discover, manage and play downloadable PC games. All games are made available with a limited time free trial and can be purchased on a transaction basis or as part of our GamePass subscription service.

GamePass. In addition to providing a platform for purchasing individual games, we offer users of our RealArcade software the opportunity to subscribe to our GamePass premium subscription service. GamePass subscribers receive a credit to acquire one game download each month from our catalog of over 250 games as well as discounts on additional game purchases in exchange for a monthly subscription fee.

GameHouse. In January 2004, we acquired GameHouse, a leading developer, publisher and distributor of downloadable PC games. GameHouse develops and publishes downloadable, casual PC games, including leading titles such as SuperCollapse II and TextTwist. GameHouse games are available on our GameHouse website (*www.gamehouse.com*), and through a wide variety of distribution channels including MSN, Yahoo!, Shockwave and our RealArcade service.

Video, consumer software and other

Video and Consumer Software. RealPlayer 10 is the latest version of our media player software and is the foundation for our online video business, including our RealOne SuperPass premium subscription service. RealOne SuperPass offers consumers a broad range of premium video and digital games content, as well as commercial free Internet radio stations. Subscribers to RealOne SuperPass also receive credit to receive one game download and two songs per month as well as the enhanced features of the RealPlayer Plus. RealOne SuperPass provides a single source for consumers to access popular news, sports, music and entertainment online and provides content owners with the ability to offer exclusive access to content and to potentially profit from multiple revenue opportunities.

RealPlayer 10 includes features and consumer services that make it easier for consumers to find audio and video programming on the Internet, and also to discover, purchase and manage digital music. RealPlayer is available to consumers as a free download from our Real.com website and also through bundling with third-party products. We also sell a premium version of our media player software, RealPlayer Plus, which contains additional features, including advanced CD burning, a 10-band graphic equalizer and advanced video controls.

RealPlayer plays every major digital media type, including RealAudio, RealVideo, MPEG-4, Quicktime and Windows Media, and offers consumers the ability to play music from virtually all of the major online music stores. RealPlayer supports over 100 portable music devices, access to free content in the Real Guide, and an integrated music download service for U.S. consumers using the RealPlayer Music Store. The Real Guide is accessible from our Real.com website and also as an embedded application in the RealPlayer and offers visitors the ability to search for and locate multimedia content on the Internet and in our subscription services.

Advertising and Third Party Distribution. We market and sell advertising on our websites and client software. Our primary online presence consists of our Real.com website and our Real Guide service that provides consumers with personalized access to popular audio and video content on the Internet. The Real Guide is accessible from our Real.com website and also as an embedded application in the RealPlayer. We have developed 17 localized foreign editions of the Real Guide for users outside of the United States and Canada. We also market and distribute third-party software products and services directly to end users via our websites and by bundling third party products and services with the distribution of our own products, including our distribution relationship with Google whereby we offer consumers who download the RealPlayer the opportunity to also simultaneously download and install the Google browser toolbar.

Business Products and Services

We develop and make available a variety of software products that enable media content creators, website owners and wireline and wireless network operators to create, secure and distribute digital media content to PCs and non-PC devices. These software products are marketed under the Real and Helix brands. These products include:

- Helix Server, our server software that allows broadcasters and content providers to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users;
- RealProducer, a multimedia creation and publishing tool that content owners use to convert audio and video content into our RealAudio and RealVideo formats; and
- Helix DRM, a set of products for the secure licensing, delivery and rights management of digital media.

Open Source Development. To further the development and adoption of our system software products and application programming interfaces on PC's and on non-PC consumer devices, we also created the Helix Community (www.helixcommunity.org), a collaborative developer network that enables software developers and technology companies to license, enhance and build products from the core source code of our producer, server and player products. Our Helix strategy is designed to address and leverage the needs and interests both of commercial products companies and of the "open source" community that has made products such as the Linux operating system and Apache web server platform successful. As part of this strategy, the Helix Community offers the source code of our producer, server and player products under both open and commercial source code licenses. The commercial licenses we offer are structured to ensure that products built upon it remain compatible with our Helix interfaces while allowing Helix Community members to create their own proprietary, value-added extensions.

We have also created enhanced versions of our media player and server products for use in wireless applications and we license our server software and products to a variety of mobile network operators on a worldwide basis. For example, our RealPlayer Mobile Player and related media server, enable consumers to access streaming or downloaded content via 2.5G and 3G mobile networks. We have entered into agreements with wireless carriers to use our mobile servers (primarily in international markets) and with mobile handset manufacturers to preinstall our mobile player software on mobile handsets, including Nokia and Motorola.

In connection with the licensing of our business software products, we also provide professional technical services and specialized technical support to certain customers. The nature of these services vary from customer-to-customer and from period-to-period. In general, these services are designed to customize and integrate our technology with our customers' existing systems and technology.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental streaming technology and strengthening our technological expertise. During the years ended December 31, 2004, 2003 and 2002, we expended approximately 19%, 23% and 26%, respectively, of our total net revenue on research and development activities.

Customers

Our customers include consumers and businesses located throughout the world. Sales to customers outside the United States, primarily in Asia and Europe, were approximately 24%, 27% and 28% of total net revenue in the years ended December 31, 2004, 2003 and 2002, respectively.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services, stimulating market demand and educating potential customers about the economic opportunities in delivering multimedia content over the Internet. We use a variety of methods to market our products and services, including advertising in print, electronic and other online media, direct mail and e-mail offers to qualified potential and existing customers and providing product specific information through our websites. We have subsidiaries and offices in several other countries that market and sell our products outside the United States and we use a third party advertising representation firm to sell international advertising inventory.

Consumer Products and Services Marketing

We market and sell our consumer products and services directly through our own websites (*www.real.com, www.realguide.com, www.realarcade.com, www.gamehouse.com*), our client software and a variety of third-party distribution channels. Our websites and client software provide us with a low-cost, globally accessible sales channel that is generally available 24 hours per day, seven days per week. In addition to our direct online distribution efforts, we distribute our consumer products and services through marketing and distribution agreements with a wide variety of online and offline distributors and retailers. We also have an advertising sales force that markets and sells advertising on our websites and client software.

Business Products and Services Marketing

We market and sell our business products and services directly through our websites (www.realnetworks.com), through our direct sales force and through other distributors. Our direct sale force primarily markets and sells our business products and services to enterprise, infrastructure, mobile, broadband and media customers. We also sell our business products and services to other distributors, including hardware server companies, content aggregators, ISPs and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We have agreements with many popular software and hardware companies and websites to distribute our products as a click-through or to bundle our player products into their applications and software.

Customer Support

Customer support is integral to the provision of our consumer products and services and important to the success of our system software customers. Consumers who purchase our consumer software products and services, including games, music, news, sports and entertainment services, can get assistance via the Internet, e-mail or telephone. We contract with third-party outsource support vendors to provide the primary staffing for first-tier customer support function globally. We also provide various support services options for our business customers and to software developers using our software products and associated services. Support service options include hotline telephone support, online support services and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees and significantly greater resources than we do.

Consumer Products and Services

Our digital content services, including our subscription services, are relatively new business models for delivering media over the Internet and represent new and rapidly evolving business models. We anticipate increasing competition for online media service revenue from a wide range of companies, including Internet portals and broadband service providers. Many of these providers have significantly more resources than we have, including access to premium content. We compete in the market for delivery of online content services primarily on the basis of the quality and quantity of the content available in our services, the quality and usability of our media player products, the reach of our media formats, as well as the perceived value of our products and services to consumers.

Our Rhapsody music subscription service and our RealPlayer Music Store face competition from traditional offline music distribution competitors and from other online digital music services, including Apple's iTunes music store and Napster's music subscription service, and a wide variety of other competitors who are now offering digital music for sale over the Internet. Microsoft has also begun offering premium music services in conjunction with its Windows Media Player, which it bundles with its Windows operating system, and we also expect increasing competition from online retailers such as Amazon.com and Walmart.com and from Internet portals like Yahoo!, which recently acquired MusicMatch, a provider of personalized music software and services. Our music offerings also face substantial competition from the illegal use of "free" peer-to-peer services. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services such as Rhapsody and the RealPlayer Music Store.

Our Rhapsody subscription service competes primarily on the basis of the overall quality and perceived value of the user experience and on the effectiveness of our distribution network and marketing programs. We believe that Rhapsody's subscription-based service represents a superior value to consumers than the purchase of individual digital music tracks through competing online music download sites. We also believe that Rhapsody's tools to search for and discover music, as well as its editorial content, organization of music and related artists, and overall ease of use differentiates Rhapsody from other online digital music services. As the market for purchasing music online grows, we expect that competition for subscribers and purchasers will become increasingly intense. In particular, Apple has spent substantial amounts to market and promote its brand and digital music downloads in order to drive sales of its higher margin hardware products. We expect that Apple will continue to spend significantly to market and promote its brand and the sale of downloadable music to further this business model and we also expect that other competitors will continue to spend heavily to promote their brands and to win new consumers for their services.

Our games business has two key components: our RealArcade client software, which serves as our distribution platform, and GameHouse, our content development studio. These two business units face very different competitive dynamics. RealArcade competes with other high volume distribution channels for downloadable games including Yahoo Games, MSN Gamezone, Pogo.com and Shockwave. We compete in this market primarily on the basis of the quality and convenience of our RealArcade service, the reach and quality of our distribution arrangements and the quality and breadth of our game catalog. Our GameHouse content development studio competes with other developers and publishers of downloadable games. GameHouse competes based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands and our ability to secure broad distribution relationships for our GameHouse titles.

Business Products and Services

We believe that the primary competitive factors in the media delivery market include:

- the quality, reliability, price and licensing terms of the overall media delivery solution;
- ubiquitous and easy consumer accessibility to media playback capability;
- access to distribution channels necessary to achieve broad distribution and use of products;
- the ability to license or develop, support and distribute secure formats and digital rights management systems for digital media delivery, particularly music and video, which includes the ability to convince consumer electronics makers to adopt our technology and the willingness of content providers to use our digital rights management technology;
- the ability to license and support popular and emerging media formats for digital media delivery in a market where competitors may control the intellectual property rights for these formats;
- scalability of streaming media and media delivery technology and cost per user;
- the ability to obtain any necessary patent rights underlying important streaming media and digital distribution technologies that gain market acceptance; and
- compatibility with new and existing media formats, and with the user's existing network components and software systems.

Microsoft is a principal competitor in the development and distribution of digital media and media distribution technology. Microsoft currently competes with us in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media. Microsoft's commitment to and presence in the media delivery industry is significant and we expect that Microsoft will continue to increase competition in the overall market for digital media and media distribution.

Microsoft distributes its competing streaming media server, player, tools and digital rights management products by bundling them with its Windows operating systems, including Windows NT and Windows XP, at no additional cost or otherwise making them available free of charge. Microsoft's Windows Media Player competes with our media player products. We expect that by leveraging its monopoly position in operating systems and tying streaming of digital media into its operating systems and its Web browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users and content providers to use its streaming or digital media products.

While some industry standards have been specified with respect to non-PC wireless systems, these standards have not had a significant market impact in terms of mobile media consumer usage. Likewise, no single company has yet gained a dominant position in the mobile device market. However, certain third party products and services in this market support our technology, and certain products and services support our competitors' technologies, especially Microsoft, which can, potentially to our exclusion, use its monopoly position in the operating system business and other financial resources to gain access to these markets. In addition, our brand and capabilities are not as well known in this market sector, which has created and may continue to create opportunities for smaller competitors to effectively compete with us, especially in the market for mobile devices outside the United States.

Intellectual Property

As of December 31, 2004, we had 59 registered U.S. trademarks or service marks, and had applications pending for several more U.S. trademarks. We also have several unregistered trademarks. In addition, we have several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealPlayer, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

As of December 31, 2004, we had 33 U.S. patents and numerous patent applications on file relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology.

To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2004, we had 819 full-time employees and 7 part-time employees, 641 of whom were based at our executive offices in Seattle, Washington, 73 of whom were based in our office in San Francisco, California, 72 of whom were based at our offices in Australia, Brazil, Canada, France, Germany, Hong Kong, Japan, China, Mexico, Singapore and the United Kingdom, and 40 of whom were based at other locations. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our annual net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is *www.realnetworks.com.* We make available free of charge on *www.realnetworks.com* our annual, quarterly and current reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. However, the information found on our corporate website is not part of this or any other report.

Item 2. *Properties*

We lease three separate principal properties in the United States, two of which are located in Seattle, Washington and one of which is located in San Francisco, California. The lease for our corporate headquarters, located in Seattle, commenced on April 1, 1999 and expires on September 30, 2014, with an option to renew for two five year periods. At this location we lease approximately 280,000 square feet at an average monthly rent of approximately $340,000. At a second location in Seattle, we lease approximately 133,000 square feet of office space at an average monthly rent of approximately $405,000 under a lease which commenced on October 1, 2000 and which expires on September 30, 2010. In 2001, we re-evaluated our facilities requirements and as a result, decided to attempt to sublet all of this office space for the remainder of the term of our lease. Our lease in San Francisco commenced on August 4, 2003 in connection with our acquisition of Listen and expires on November 30, 2007. This lease is for approximately 28,750 square feet of office space at an average monthly rent of approximately $30,900. We also lease other office space in the United States and various other countries.

Item 3. *Legal Proceedings*

See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 14C) for information regarding legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of RealNetworks' shareholders during the fourth quarter of its fiscal year ended December 31, 2004.

Executive Officers of the Registrant

The executive officers of RealNetworks as of February 24, 2005 were as follows:

Name	Age	Position
Robert Glaser	43	Chairman of the Board and Chief Executive Officer
Savino (Sid) Ferrales	54	Senior Vice President — Human Resources
Roy Goodman	47	Senior Vice President, Chief Financial Officer and Treasurer
Robert Kimball	41	Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
Michael Schutzler	43	Senior Vice President — Media Business
Dan Sheeran	38	Senior Vice President — International Operations
Carla Stratfold	45	Senior Vice President — North American Sales
Richard Wolpert	42	Chief Strategy Officer

ROBERT GLASER has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994, and as Treasurer from February 1994 to April 2000. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.

SAVINO "SID" FERRALES has served as Senior Vice President, Human Resources of RealNetworks since April 2004. From February 1998 to April 2004, Mr. Ferrales served as Senior Vice President and Chief Human Resources Officer of Interland, Inc., a provider of Web hosting and online solutions to small businesses. Over the past twenty-five years, Mr. Ferrales has been employed as a human resources executive at several high technology companies, including Power Computing Corporation, Digital Equipment Corporation, Dell Computer Corporation and Motorola, Inc. Mr. Ferrales holds a B.A. in Sociology from Texas State University and an M.A. in Social Rehabilitation from Sam Houston State University.

ROY GOODMAN has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since September 2003. From April 2000 to January 2003, Mr. Goodman served as Chief Financial Officer of Juniper Financial Corporation, a company engaged in the issuance of credit cards. From 1980 to May 2000, Mr. Goodman was employed by Heilig-Meyers, a publicly traded home-furnishings retailer, serving as Chief Financial Officer from 1997 to 2000. Mr. Goodman holds a B.S. in Finance from Virginia Tech and an M.B.A. from the University of Richmond.

ROBERT KIMBALL has served as Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks since January 2005. From January 2003 to January 2005, Mr. Kimball served as Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks. Mr. Kimball held the positions of Vice President, Legal and Business Affairs of RealNetworks from May 2001 to January 2003 and Associate General Counsel from March 1999 to April 2001. Before joining RealNetworks in 1999, Mr. Kimball was Senior Attorney and Manager of Business Relations for IBM Global Services. Mr. Kimball has a B.A. with distinction from the University of Michigan and a J.D., *magna cum laude,* from the University of Michigan Law School.

MICHAEL SCHUTZLER joined RealNetworks in August 2004 and was appointed Senior Vice President, Media Business in September 2004. From March 2003 to August 2004, Mr. Schutzler served as Senior Vice President of Consumer Products of Monster Worldwide, Inc., a global marketing and careers company. From September 2000 to September 2002, Mr. Schutzler served as President and Chief Executive Officer of Classmates.com, Inc., an online community-based networking service. From 1998 to 2000, Mr. Schutzler was the President of Piri Reis LLC, an investment firm he founded. Mr. Schutzler holds an M.B.A. in Finance and Economics from University of Rochester W. E. Simon School and a Bachelor's degree in Electrical Engineering from Pennsylvania State University.

DAN SHEERAN has served as Senior Vice President, International Operations of RealNetworks since March 2004. From June 2003 to March 2004, Mr. Sheeran served as Senior Vice President, Marketing of RealNetworks and from August 2001 to June 2003, Mr. Sheeran served as Vice President, Media Systems Marketing of RealNetworks. From 1999 to August 2001, Mr. Sheeran served as Senior Vice President of Worldwide Sales and Marketing of nCUBE, a provider of on-demand media systems and digital advertising systems for cable operators and telecommunications network providers. From 1994 to 1999, Mr. Sheeran served as Senior Vice President, Product Management at SkyConnect, a provider of digital video management solutions for the cable television industry. Mr. Sheeran holds a B.S. in the School of Foreign Service, *cum laude,* from Georgetown University, and an M.B.A. from Northwestern University.

CARLA STRATFOLD has served as Senior Vice President, North American Sales of RealNetworks since May 2001. From December 1998 to March 2000, Ms. Stratfold served as Vice President of Business Development of BackWeb Technologies Ltd., a provider of Internet communication infrastructure software. From 1988 to November 1998, Ms. Stratfold was employed by Oracle Corporation, a leading supplier of software for information management, where she held various positions, most recently serving as Vice President of Product Sales and Marketing. Ms. Stratfold holds a B.S. in Political Science from Washington State University.

RICHARD WOLPERT has served as Chief Strategy Officer of RealNetworks since June 2003. From September 2000 to June 2003, Mr. Wolpert served as Strategic Advisor of RealNetworks. From 1998 to September 2000, Mr. Wolpert served as the partner in charge of Internet and technology ventures for The Yucaipa Companies, a private investment firm. From 1996 to 1998, Mr. Wolpert served as President of Disney Online, a business unit of the Walt Disney Internet Group, where he was responsible for the company's business and creative strategy. Mr. Wolpert holds a B.S. degree from UCLA.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Our common stock has been traded on the Nasdaq National Market under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Year Ended December 31, 2004

	High	Low
First Quarter	$7.14	$5.01
Second Quarter	6.97	5.45
Third Quarter	7.08	4.39
Fourth Quarter	7.27	4.64

Year Ended December 31, 2003

	High	Low
First Quarter	$4.67	$3.02
Second Quarter	9.29	4.15
Third Quarter	7.74	5.05
Fourth Quarter	8.00	4.73

We have not paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future.

As of February 28, 2005, there were approximately 828 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of this Form 10-K.

We did not repurchase any of our common stock during the fourth quarter of the fiscal year covered by this report.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$266,719	$202,377	$182,679	$188,905	$ 241,538
Cost of revenue	97,145	68,343	50,269	38,188	38,688
Gross profit	169,574	134,034	132,410	150,717	202,850
Operating expenses:					
Research and development	51,607	46,763	48,186	55,904	57,819
Sales and marketing	96,779	77,335	73,928	73,129	101,197
General and administrative	31,302	21,007	19,820	20,554	27,807
Antitrust litigation	11,048	1,574	—	—	—
Loss on excess office facilities	866	7,098	17,207	22,208	—
Personnel reduction and related charges	—	—	3,595	3,613	—
Goodwill amortization, acquisitions charges, and stock-based compensation(A)	695	1,120	1,328	40,633	142,053
Total operating expenses	192,297	154,897	164,064	216,041	328,876
Operating loss	(22,723)	(20,863)	(31,654)	(65,324)	(126,026)
Other income (expense), net	248	(444)	(727)	(13,497)	18,871
Net loss before income taxes	(22,475)	(21,307)	(32,381)	(78,821)	(107,155)
Income tax (provision) benefit	(522)	(144)	(5,972)	4,058	(2,966)
Net loss	$ (22,997)	$ (21,451)	$ (38,353)	$ (74,763)	$(110,121)
Basic and diluted net loss per share	$ (0.14)	$ (0.13)	$ (0.24)	$ (0.47)	$ (0.72)
Shares used to compute basic and diluted net loss per share	168,907	160,309	159,365	160,532	153,870

	December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Consolidated balance sheet data:					
Cash, cash equivalents and short-term investments	$363,621	$373,593	$309,071	$344,509	$364,710
Working capital	287,599	310,679	248,400	285,279	305,322
Total assets	602,502	580,939	462,101	567,860	578,408
Convertible debt	100,000	100,000	—	—	—
Shareholders' equity	380,805	366,486	349,765	464,879	480,812

(A) For the years ended December 31, 2004, 2003 and 2002, this amount includes only stock-based compensation. As of January 1, 2002, the Company adopted new accounting standard SFAS 142, which requires that goodwill no longer be amortized but instead tested at least annually for impairment.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The discussion in this report contains forward-looking statements that involve risks and uncertainties. RealNetworks' actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Factors that May Affect Our Business, Future Operating Results and Financial Condition," included elsewhere in this Report. You should also carefully review the risk factors set forth in other reports or documents that RealNetworks files from time to time with the Securities and Exchange Commission, particularly Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K. You should also read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included in this report.

Overview

RealNetworks is a leading creator of digital media services and software. Consumers use our services and software to find, play, purchase and manage free and premium digital content, including music, video and games. We also develop and market software products and services that enable the creation, distribution and consumption of digital media, including audio and video. Broadcasters, network operators, media companies and enterprises use our products and services to create and deliver digital media to PCs, mobile phones and consumer electronics devices.

We have pioneered the development of technology for the transmission of digital media over the Internet, and the use of that technology to create both free and paid consumer services. As broadband adoption continues to spread, we believe that online consumers will increasingly use and purchase digital media services on the Internet as demonstrated by the rapid growth of our music and games businesses over the past year. Our strategy is to continue to grow and leverage our large base of RealPlayer users to help drive our consumer digital media products and services, including our subscription services and our media advertising. At the same time, we will continue to develop and license the underlying digital media technologies, including the Helix Universal Server and Helix DRM that enable our business customers to create and deliver their own digital media applications and services.

Over the last several years, our core business has evolved to address changing dynamics in our industry. We initially developed our business as a leading provider of software technology for the delivery and playback of digital media content over digital networks, and became a leader in that business. We have recently leveraged our technology business and large technology user base to define and develop new consumer-based businesses built using our digital media technology. These new businesses principally involve paid digital media content. In part due to the effects of Microsoft's conduct on our digital media technologies business, we have aggressively pursued development of these new consumer businesses, through both internal initiatives and strategic acquisitions of businesses and technologies. At the same time, we have also increased our focus, including our promotional efforts, on these consumer digital media businesses, which has resulted in significant increases in sales of digital media content and the number of subscribers to our service offerings. This shift in focus and the increases in sales of digital media content and the number of our subscribers are reflected in our results of operations in the following primary ways:

- A significant increase in revenue in our music and games businesses;
- A higher percentage of our total revenue relating to our consumer businesses; and
- A significant increase in service revenue, including primarily consumer subscription services.

Despite the aggregate growth of our consumer businesses, our overall results have been substantially affected over the last several years by slower sales and usage of our Business Products and Services. The reduction in sales and usage of our Business Products and Services during this period has been caused primarily by Microsoft's continuing practice of bundling its competing Windows Media Player and server software for free with its Windows operating system products, which we believe is an illegal practice, and also by general macroeconomic conditions, both of which resulted in reduced sales of our Business Products and Services, resulting in declines in related revenue.

In 2004, we recorded the highest revenue in our history primarily due to the significant growth in our consumer businesses in recent periods. However, our overall revenue mix continued to shift in 2004 from higher margin software products related to our Business Products and Services segment toward our Consumer Products and Services segment, which resulted in a decline in our gross margins from previous periods. In addition, we incurred approximately $11.0 million in antitrust litigation expenses in 2004 related to Microsoft's business practices, which negatively impacted our overall financial results. We expect that our total net revenue will continue to grow in 2005 and our operating results will continue to be negatively impacted by antitrust litigation expenses.

We manage our business, and correspondingly report revenue, based on our two operating segments: Consumer Products and Services and Business Products and Services.

- Consumer Products and Services, which primarily include: revenue from digital media subscription services such as RealOne SuperPass, Rhapsody, RadioPass, GamePass and stand-alone and add-on subscriptions; revenue from sales and distribution of third party software and services; sales of content such as music and game downloads; revenue from sales of premium versions of our RealPlayer and related products; and advertising revenue.

- Business Products and Services, which primarily include: sales of our media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer (OEM) channels; revenue from support and maintenance services that we sell to customers who purchase our software products; revenue from broadcast hosting services; and revenue from consulting services we offer to our customers.

In August 2003, we acquired all of the outstanding securities of Listen. Listen had developed and operated an on-demand streamed music subscription service called the Rhapsody service, which is now operated and integrated as part of our music services. Rhapsody subscribers pay a monthly subscription fee and also have the ability to burn compact discs for which they are charged a per-track fee. The results of Listen's operations are included in our consolidated financial statements and related notes thereto since the date of acquisition and impact the comparability of the 2004 results with those of 2003.

In January 2004, we acquired all of the outstanding securities of GameHouse. GameHouse is a developer, publisher and distributor of downloadable PC games. We believe the acquisition strengthened our position in the downloadable PC games market by combining the assets of GameHouse with our downloadable games distribution platform. The results of GameHouse's operations are included in our consolidated financial statements since the date of acquisition and impact the comparability of the 2004 results when compared to 2003.

The following table sets forth certain financial data for the periods indicated as a percentage of total net revenue:

	Years Ended December 31,		
	2004	2003	2002
Net revenue:			
License fees	26.9%	30.6%	39.8%
Service revenue	73.1	69.4	60.2
Total net revenue	100.0	100.0	100.0
Cost of revenue:			
License fees	10.6	4.9	3.7
Service revenue	24.0	28.9	23.8
Loss on content agreement	1.8	—	—
Total cost of revenue	36.4	33.8	27.5
Gross profit	63.6	66.2	72.5
Operating expenses:			
Research and development	19.4	23.1	26.4
Sales and marketing	36.3	38.2	40.5
General and administrative	11.7	10.4	10.8
Antitrust litigation	4.1	0.8	—
Loss on excess office facilities	0.3	3.4	9.4
Personnel reduction and related charges	—	—	2.0
Stock-based compensation	0.3	0.6	0.7
Total operating expenses	72.1	76.5	89.8
Operating loss	(8.5)	(10.3)	(17.3)
Other income (expense), net	0.1	(0.2)	(0.4)
Net loss before income taxes	(8.4)	(10.5)	(17.7)
Income tax provision	(0.2)	(0.1)	(3.3)
Net loss	(8.6)%	(10.6)%	(21.0)%

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating sales returns and the allowance for doubtful accounts;
- Estimating losses on excess office facilities;
- Determining whether declines in the fair value of investments are other-than-temporary and estimating fair market value of investments in privately held companies;
- Valuation of goodwill;
- Valuation of deferred income tax assets; and
- Estimating music publishing rights and music royalty accruals.

Revenue Recognition. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

For software related products and services, we recognize revenue pursuant to the requirements of Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), as amended by Statement of Position No. 98-9, "Software Revenue Recognition with Respect to Certain Arrangements" (SOP 98-9). Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. Some of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements is generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. Revenue for consulting services is generally recognized as the services are performed.

If we provide consulting services that are considered essential to the functionality of the software products, both the software product revenue and services revenue are recognized under contract accounting in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue from these arrangements is recognized under the percentage of completion method based on the ratio of direct labor hours incurred to date to total projected labor hours.

In addition, for transactions not falling under the scope of SOP 97-2, our revenue recognition policies are in accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin 104, "Revenue Recognition" (SAB 104).

For all sales, except those completed via credit card transactions through the Internet, we use either a binding purchase order or signed agreement, depending on the nature of the transaction, as evidence of an arrangement. For sales made via the Internet, we use the customer's authorization to charge their credit card as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

For software license fees in single element arrangements and multiple element arrangements that do not include customization or consulting services, delivery typically occurs when the product is made available to the customer for download or when products are shipped to the customer. For service and advertising revenue, delivery typically occurs as the services are being performed.

At the time of each transaction, we assess whether the fee associated with our revenue transaction is fixed and determinable and whether or not collection is probable. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms or is subject to refund, we consider the fee to not be fixed and determinable. In these cases, we defer revenue and recognize it when it becomes due and payable.

We assess the probability of collection based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. We do not request collateral from our customers but often require payments before or at the time products and services are delivered. If we determine that collection of a fee is not probable, we defer revenue until the time collection becomes probable, which is generally upon receipt of cash.

For multiple element arrangements, when company-specific objective evidence of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, we recognize revenue under the residual method. Under the residual method, at the outset of the arrangement with a customer, we defer revenue for the fair value of the arrangement's undelivered elements such as product support and upgrades, and recognize the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses, when the criteria in SOP 97-2 have been met. Company-specific objective evidence is established for support and upgrades of standard products for which no installation or customization is required based upon the amounts we charge when support and upgrades are sold separately. For multiple element arrangements involving installation or customization, company-specific objective evidence is established for support and upgrade arrangements if our customers have an optional renewal rate specified in the arrangement and the rate is substantive. For software license fees in single element arrangements such as consumer software sales and music copying or "burning," revenue recognition typically occurs when the product is made available to the customer for download or when products are shipped to the customer, or in the case of music burns, when the burn occurs.

If Company-specific objective evidence does not exist for an undelivered element in a software arrangement, which may include distribution or other term-based arrangements in which the license fee includes support during the arrangement term, revenue is recognized over the term of the support period commencing upon delivery of our technology to the customer.

Revenue from software license agreements with OEMs is recognized when the OEM delivers its product incorporating our software to the end user. In the case of prepayments received from an OEM, we typically recognize revenue based on the actual products sold by the OEM. If we provide ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, all of the revenue under the arrangement is generally recognized ratably over the term of the contract.

Service revenue include payments under support and upgrade contracts, RealOne and Rhapsody subscription services, consulting services and streaming media content hosting. Support and upgrade revenue are recognized ratably over the term of the contract, which typically is twelve months. Media subscription service revenue is recognized ratably over the period that services are provided. Fees generated from advertising are recognized as advertising is delivered over the term of the contract. Other service revenue is recognized as the services are performed.

Sales Returns and the Allowance for Doubtful Accounts. We must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Similarly, we must make estimates of the uncollectibility of our accounts receivables. We specifically analyze the age of accounts receivable and analyze historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Significant judgments and estimates must be made and used in connection with establishing allowances for sales returns and the allowance for doubtful accounts in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates.

Accrued Loss On Excess Office Facilities. We have made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities would be significantly different from that recorded, which could have a material impact on our operating results. We have revised our original estimate three times in the last three years, increasing the accrual for loss on excess office facilities each time. These first two revisions were the result of changes in the market for commercial real estate where we operate. The third revision, which took place in 2003, was the result of adding an additional tenant at a sublease rate lower than the rate used in previous estimates. If the market for such space declines further in future periods or if we are unable to sublease the space based on our current estimates, we may have to revise our estimates, which may result in additional losses on excess office facilities. The significant factors we considered in making our estimates are discussed in the section entitled "Loss on Excess Office Facilities."

Impairment of Investments. As part of the process of preparing our consolidated financial statements we periodically evaluate whether any declines in the fair value of our investments are other-than-temporary. Significant judgments and estimates must be made to assess whether an other-than-temporary decline in fair value of investments has occurred and to estimate the fair value of investments in privately held companies. See "Other Income (Expense), Net" in the following pages for a discussion of the factors we considered in evaluating whether declines in fair value of our investments were other-than-temporary and the factors we considered in estimating the fair value of investments in private companies.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors we consider important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of reporting unit goodwill. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining what our reporting units are for the purpose of assessing fair value compared to carrying value.

There were no impairment charges for goodwill in 2004, 2003, or 2002.

Valuation of Deferred Income Tax Assets. In accordance with generally accepted accounting principles, we must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefits in the statement of operations. Factors we consider in making such an assessment include, but are not limited to, past performance and our expectation of future taxable income, macro-economic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

As of December 31, 2001, we had recorded net deferred tax assets of $5.6 million. Due to the net losses incurred during the year ended December 31, 2002, difficult economic conditions facing our industry and our customers and declines in the fair value of some of our investments, we determined that it was appropriate to increase our valuation allowance to reduce our net deferred tax assets as of December 31, 2002 to zero. Those conditions have not changed materially during 2004 and 2003 and, therefore our gross deferred tax assets at December 31, 2004 of approximately $259 million are reduced to zero by a full valuation allowance.

Music Publishing Rights and Music Royalty Accruals. We must make estimates of our music publishing rights and music royalties owed for our domestic and international music services. Material differences may result in the amount and timing of our expense for any period if our management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to our current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While the Company bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Revenue by Segment

	2004	Change	2003	Change	2002
		(Dollars in thousands)			
Consumer products and services	$215,739	50%	$143,649	27%	$113,538
Business products and services	50,980	(13)	58,728	(15)	69,141
Total net revenue	$266,719	32%	$202,377	11%	$182,679

	2004	2003	2002
	(As a percentage of total net revenue)		
Consumer products and services	81%	71%	62%
Business products and services	19	29	38
Total net revenue	100%	100%	100%

Consumer Products and Services. Consumer Products and Services revenue is derived from sales of digital media subscription services, our RealPlayer Plus and other related products, sales and distribution of third party software products and services, sales of digital content such as games and music, and advertising. These products and services are sold primarily through the Internet, and we charge customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased. Consumer Products and Services revenue increased in 2004 primarily due to: (1) growth in the number of Rhapsody subscribers and related revenue from our Rhapsody music service since our acquisition of Listen in August 2003; (2) growth in aggregate subscribers and the related revenue to our RadioPass subscription service; (3) revenue related to the online sale of individual songs through our Rhapsody music subscription service (which we began selling after we acquired Listen in August 2003) and through our RealPlayer Music Store, which we launched in January 2004; (4) revenue related to third party product distribution agreements; and (5) revenue related to our GameHouse product offerings, which we acquired in January 2004. These increases were partially offset by a decrease in aggregate subscribers to our SuperPass digital media subscription service and the related decrease in revenue, and decreases in sales of our premium consumer license products and third party consumer license products. We believe the growth in our Music and Games subscription services is due primarily to the continued shift in focus of our marketing and promotional efforts to these services as well as product improvements. While revenue related to our digital media subscription services has increased substantially on a year-over-year basis, the rate of growth has fluctuated on a quarterly basis. We cannot predict with accuracy how these subscription offerings will perform in the future, at what rate digital media subscription service revenue will grow, if at all, or the nature or potential impact of anticipated competition.

The increase in Consumer Products and Services revenue in 2003 was primarily due to: (1) the growth in new subscription services and the related increase in paying subscribers; (2) the inclusion of the operations of Listen since the date of acquisition; (3) the launch of a European edition of our RealOne subscription service in June 2002; and (4) revenue related to new third party product distribution agreements.

Business Products and Services. Business Products and Services revenue is derived from the licensing of our media delivery system software, including Helix system software and related authoring and publishing tools, digital rights management technology, support and maintenance services that we sell to customers who purchase these products, broadcast hosting services we provide and consulting services we offer to our customers. These products and services are primarily sold to corporate, government and educational customers. We do not require collateral from our customers, but we often require payment before or at the time products and services are delivered. Many of our customers are given standard commercial credit terms, and for these customers we do not require payment before products and services are delivered. Business Products and Services revenue decreased in 2004 due primarily to decreases in revenue from certain of our business software products, including revenue from our OEM partners. The decrease in revenue was partially offset by an increase in sales of our system software and services to mobile and wireless infrastructure companies. We believe that sales of certain of our business software products were substantially affected by Microsoft's continuing practice of bundling its competing Windows Media Player and server software for free with its Windows operating system products, which we believe is an illegal practice. No assurance can be given when, or if, we will experience increased sales of our Business Products and Services to customers in these markets.

The decrease in Business Products and Services in 2003 is also primarily due to decreases in revenue from certain of our business software products, including revenue from our OEM partners, for the same reasons as cited above.

Consumer Products and Services Revenue

A further analysis of our consumer products and services revenue is as follows:

	2004	Change	2003	Change	2002
		(Dollars in thousands)			
Video, consumer software and other	$113,267	(3)%	$116,394	11%	$104,784
Music	68,190	352	15,093	1,472	960
Games	34,282	182	12,162	56	7,794
Total consumer products and services revenue	$215,739	50%	$143,649	27%	$113,538

Video, Consumer Software and Other. Video, consumer software and other revenue primarily includes revenue from our SuperPass and stand-alone premium video subscription services, RealPlayer Plus and related products, revenue from support services that we sell to customers who purchase these products, sales and distribution of third-party software products and all advertising other than that related directly to games and music. Revenue decreased in 2004 primarily due to decreases in revenue from our RealOne SuperPass subscription service and decreased sales of our premium consumer license products and third party consumer license products. These decreases were partially offset by increases in revenue related to third party distribution agreements. We believe the decreases in revenue from our RealOne SuperPass subscriptions and premium consumer license products as well as the decrease in revenue related to third party consumer license products is due primarily to a shift in our marketing and promotional efforts towards our Music and Games subscription services, which we believe represent a greater growth opportunity for us.

Revenue related to video, consumer software and other increased in 2003 due primarily to the growth in aggregate subscribers to our RealOne SuperPass subscription services and the related growth in revenue. Refer to "Revenue by Segment — Consumer Products and Services" above for further information related to the change during 2003.

Music. Music revenue primarily includes revenue from our Rhapsody and RadioPass subscription services, sales of music content and advertising from our music websites. The increase in revenue in 2004 is due primarily to the inclusion and subsequent growth of our Rhapsody service (which we began selling after we acquired Listen in August 2003) and the growth of our RadioPass service that we introduced in the fourth quarter of 2002. We also launched additional international versions of RadioPass in early 2004, which contributed to the growth of our music revenue in 2004. Also, during the quarter ended March 31, 2004, we began offering online sales of individual songs through our new music store, which further contributed to revenue growth. We believe the growth is due primarily to the broader acceptance of paid online music services and increased focus of our marketing efforts on our music offerings, including our promotion of our Harmony technology during the third quarter of 2004, which enables consumers to transfer secure digital music to a wide variety of portable music devices. As part of the promotion, we sold individual songs at a discounted price, which increased our overall Music revenue and associated cost of sales and reduced our overall margins.

Revenue related to Music increased in 2003 due to the inclusion and subsequent growth of the Rhapsody service (which we began selling after we acquired Listen in August 2003) and the growth of our RadioPass service that we introduced in the fourth quarter of 2002.

Games. Games revenue primarily includes revenue from game downloads through our RealArcade service and our GameHouse website (which we began selling after we acquired GameHouse in January 2004), revenue from our GamePass subscription service and related advertising. The increase in revenue in 2004 is due primarily to an increase in the number of subscribers and related revenue for our GamePass subscription service since its introduction in the fourth quarter of 2002 and revenue related to our GameHouse product offerings. Additionally, the growth in Games revenue is due to the increased focus of our marketing efforts on our Games business and the addition of new game titles to our RealArcade and GamePass offerings.

Revenue related to Games increased in 2003 due primarily to an increase in the number of subscribers and related revenue for our GamePass subscription service since its introduction in the fourth quarter of 2002 as well as the addition of new game titles to our RealArcade and GamePass offerings.

Geographic Revenue

	2004	Change	2003	Change	2002
		(Dollars in thousands)			
United States	$202,574	37%	$147,613	12%	$132,009
Europe	40,222	25	32,106	19	27,019
Asia	21,439	8	19,811	1	19,685
Rest of the world	2,484	(13)	2,847	(28)	3,966
Total	$266,719	32%	$202,377	11%	$182,679

International revenue increased in 2004 primarily due to increased sales of our system software to mobile and wireless infrastructure companies, growth of our games business internationally, and the launch of certain of our international RadioPass subscription service during 2004. International revenue represented 24% of total net revenue in 2004, 27% of total net revenue in 2003, and 28% of total net revenue in 2002. Revenue generated in Europe was 15% of total net revenue in 2004, 16% of total net revenue in 2003 and 15% of total net revenue in 2002, and revenue generated in Asia was 8% of total net revenue in 2004, 10% of total net revenue in 2003, and 11% of total net revenue in 2002. International revenue decreased as a percentage of total net revenue in 2004 and 2003 primarily due to U.S.-based subscriptions services revenue growing at a faster rate than international subscription services revenue. At December 31, 2004, accounts receivable due from international customers represented approximately 36% of trade accounts receivable.

The functional currency of our foreign subsidiaries is the local currency of the country in which the subsidiary operates. We currently manage a portion of our foreign currency exposures through the use of foreign currency exchange forward contracts and therefore are still subject to some risk of changes in exchange rates. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements. We currently do not hedge the majority of our foreign currency exposures and therefore are subject to the risk of changes in exchange rates. The gross margins on domestic and international revenue are substantially the same.

Revenue

In accordance with SEC regulations, we also present our revenue based on License Fees and Service Revenue as set forth below.

	2004	Change	2003	Change	2002
		(Dollars in thousands)			
License fees	$ 71,706	16%	$ 61,970	(15)%	$ 72,753
Service revenue	195,013	39	140,407	28	109,926
Total net revenue	$266,719	32%	$202,377	11%	$182,679

	2004	2003	2002
	(As a percentage of total net revenue)		
License fees	27%	31%	40%
Service revenue	73	69	60
Total net revenue	100%	100%	100%

License Fees. License fees primarily include: sales of digital content such as games and music; sales of our media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through OEM channels; revenue from sales of premium versions of our RealPlayer Plus and related products; and sales of third-party products. License fees include revenue from both our Consumer and Business Products and Services segments. The increase in license fees in 2004 was primarily due to: (1) increased revenue from the online sale of individual songs through our Rhapsody music subscription service (which we began selling after we acquired Listen in August 2003) and through our RealPlayer Music Store, which we launched in January 2004; (2) an increase in revenue related to the sale of games content related to GameHouse product offerings; and (3) increased sales of our system software to mobile and wireless infrastructure companies. These increases were partially offset by decreases in revenue from certain of our business software products, including revenue from our OEM partners and decreased sales of our premium and third party consumer license products. License fees as a percentage of total net revenue decreased to 27% from 31% in 2003 due to the growth and increased business emphasis on our service revenue.

The decrease in software license fees in 2003 was due primarily to lower revenue from certain of our business software products, including revenue from our OEM partners and decreased sales of our premium consumer license products. The decrease in revenue in 2003 was partially offset by revenue from increased sales of our system software to mobile and wireless infrastructure companies as well as revenue from the on-line sale of individual songs resulting from the inclusion of the operations of Listen for part of 2003, since the date of acquisition.

Service Revenue. Service revenue primarily includes: revenue from digital media subscription services such as RealOne SuperPass, Rhapsody, RadioPass, GamePass and stand-alone and add-on subscriptions; revenue from support and maintenance services that we sell to customers who purchase our software products; revenue from broadcast hosting services; revenue from consulting services we offer to our customers; revenue from distribution of third party software; and advertising revenue. Service revenue includes revenue from both our Consumer and Business Products and Services segments. The increase in service revenue in 2004 was primarily attributable to growth in aggregate subscribers and revenue related to our digital media subscription services and an increase in revenue related to third-party product distribution agreements, partially offset by decreases in other service offerings including SuperPass subscription revenue and revenue from support and upgrade agreements related to our business software products. Our digital media subscription services accounted for approximately $146.0 million and $107.1 million of service revenue during 2004 and 2003, respectively.

The increase in service revenue in 2003 was primarily attributable to growth in subscribers to our digital media subscription services, partially offset by decreases in other service offerings including support and upgrades. The increases in subscribers were primarily due to the inclusion of the operations of Listen since the date of acquisition as well as growth in our other subscription offerings including RadioPass and GamePass. Our subscription services accounted for approximately $107.1 million and $75.5 million of service revenue in 2003 and 2002, respectively.

The reasons for increases in 2004 and 2003 in subscription revenue are described in more detail in "Revenue By Segment — Consumer Products and Services" above. We believe the decreased revenue in our other service offerings, including support and upgrades related to our system software products, are due primarily to the factors described above in "Overview".

Deferred Revenue

Deferred revenue is comprised of the unrecognized revenue related to unearned subscription services, support contracts, prepayments under OEM arrangements and other prepayments for which the earnings process has not been completed. Deferred revenue at December 31, 2004 was $30.9 million compared to $35.7 million at December 31, 2003. The decrease in deferred revenue during 2004 is primarily due to prepayments received under contracts occurring at a slower rate than recognition of revenue on existing contracts. This decrease was partially offset by an increase in deferred revenue related to our digital media subscription services. The slower rate of prepayment receipts has been largely due to the decrease in new business products and services contracts in recent periods, which represent a significant portion of deferred revenue. We believe the decrease in new business products and services contracts results primarily from the conditions described in "Revenue by Segment—Business Products and Services" and "Overview" above.

Cost of Revenue by Segment

	2004	Change	2003
Consumer Products and Services	$83,968	38%	$60,726
Business Products and Services	8,239	8	7,617
Loss on content agreement	4,938	n/a	—
Total cost of revenue	$97,145	42%	$68,343
As a percentage of total net revenue	36%		34%

Cost of Consumer Products and Services. Cost of Consumer Products and Services revenue includes: cost of content and delivery of the content included in our digital media subscription service offerings; royalties paid on sales of games, music and other third-party products; amounts paid for licensed technology; costs of product media, duplication, manuals and packaging materials; and fees paid to third-party vendors for order fulfillment and support services. Cost of Consumer Products and Services increased during 2004 primarily due to an increase in licensing costs associated with the online sale of individual songs, increased costs associated with delivering content to a greater number of subscribers, costs associated with the Rhapsody subscription service resulting from our acquisition of Listen and the amortization of intangible assets resulting from the acquisition of GameHouse. In addition, the increase was due to our promotional activities related to our Harmony technology and the *Loss on Content Agreement,* which is described below. Cost of Consumer Products and Services revenue decreased as a percentage of Consumer Products and Services revenue in 2004 to 39% from 42% in 2003 due to the application of certain fixed costs against a higher revenue base, the renegotiation of certain content agreements and the discontinuation of certain content offerings.

Cost of Business Products and Services. Cost of Business Products and Services revenue includes amounts paid for licensed technology, costs of product media, duplication, manuals, packaging materials, fees paid to third-party vendors for order fulfillment, cost of in-house and contract personnel providing support and consulting services, and expenses incurred in providing our streaming media hosting services. Cost of Business Products and Services revenue increased slightly in absolute dollars and increased as a percentage of Business

Products and Services revenue in 2004 to 16% from 13% in 2003. The increases during 2004 were primarily due to higher costs of revenue related to custom development work and a shift in mix towards products with higher product royalty costs.

We began reporting cost of revenue information on a segment basis in January 2004. While we were able to identify the cost of revenue information on a segment basis for 2004 and 2003, we were unable to identify cost of revenue on a segment basis for 2002 and therefore the amounts related to 2002 are not presented.

Cost of Revenue

In accordance with SEC regulations, we also present our cost of revenue based on License Fees and Service Revenue as set forth below.

	2004	Change	2003	Change	2002
		(Dollars in thousands)			
License fees	$28,206	184%	$ 9,917	44%	$ 6,865
Service revenue	64,001	10	58,426	35	43,404
Loss on content agreement	4,938	n/a	—	—	—
Total cost of revenue	$97,145	42%	$68,343	36%	$50,269
As a percentage of total net revenue	36%		34%		28%

Cost of License Fees. Cost of license fees includes royalties paid on sales of games, music and other third-party products, amounts paid for licensed technology, costs of product media, duplication, manuals, packaging materials, and fees paid to third-party vendors for order fulfillment. Cost of license fees increased as a percentage of license fees in 2004 to 39% from 16% in 2003. The increases both in dollars and as a percentage of license fees for 2004 were primarily due to the increased licensing costs associated with the online sale of individual songs and games, and the amortization of intangible assets resulting from the acquisition of GameHouse.

Cost of license fees in 2003 increased as a percentage of license fees to 16% from 9% in 2002. The increases in costs both in dollars and as a percentage of license fees for 2003 were primarily due to increased licensing costs associated with the online sale of individual songs resulting from the inclusion of the operations of Listen since the date of acquisition, as well as costs of revenue related to custom development work and an increase in royalties resulting from a shift in product mix towards products with higher royalties.

Cost of Service Revenue. Cost of service revenue includes the cost of content and delivery of the content, included in our digital media subscription service offerings, cost of in-house and contract personnel providing support and consulting services, and expenses incurred in providing our streaming media hosting services. The costs of content are expensed over the periods the content is available to our subscription services customers. Cost of service revenue increased in 2004 but decreased as a percentage of service revenue to 33% from 42% in 2003. The increase in costs was primarily due to increased costs associated with delivering content to a greater number of subscribers and the costs of content included in our digital media subscription services. The decrease in cost of service revenue as a percentage of service revenue was due to the application of certain fixed costs against a higher revenue base, favorable renegotiation of certain content agreements and the discontinuation of certain non-economic content offerings.

Cost of service revenue increased in 2003 as a percentage of service revenue to 42% from 39% in 2002. The increase in costs was primarily due to increasing costs associated with content included in our digital media subscription services. The content costs increased due to an increase in paying subscribers and the costs of adding new content to our services as well as the increase in costs associated with revenue from the operations of Listen since the date of acquisition. The increase in cost of service revenue as a percentage of service revenue was due to higher fixed content costs for certain contracts as well as the impact of including the costs of service revenue related to Listen which tend to be higher as a percentage of service revenue than our other offerings.

Our digital media subscription services, including Rhapsody, are a relatively new and growing portion of our business and, to date, have been characterized by higher costs of revenue than our other products and services, primarily due to the cost of licensing media content to provide these services. As a result, if our digital media subscription services continue to grow as a percentage of net revenue, our cost of service revenue may grow at an increased rate relative to net revenue, which may result in reductions in our gross margin percentages in the future.

Loss on Content Agreement. During the quarter ended March 31, 2004, we cancelled a content licensing agreement with PGA TOUR. Under the terms of the cancellation agreement, we gave up rights to use and ceased using PGA TOUR content in our products or services as of March 31, 2004. The expense represents the estimated fair value of payments to be made in accordance with the terms of the cancellation agreement.

Other segment and geographical information

Reconciliation of segment operating loss to net loss before income taxes for the year ended December 31, 2004 is as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Reconciling Amounts	Consolidated
Net revenue	$215,739	$50,980	$ —	$266,719
Cost of revenue	83,968	8,239	—	92,207
Loss on content agreement	4,938	—	—	4,938
Gross profit	126,833	42,741	—	169,574
Loss on excess office facilities	—	—	866	866
Antitrust litigation	—	—	11,048	11,048
Stock-based compensation	—	—	695	695
Other operating expenses	128,604	51,084	—	179,688
Operating loss	(1,771)	(8,343)	(12,609)	(22,723)
Other income, net	—	—	248	248
Net loss before income taxes	$ (1,771)	$ (8,343)	$(12,361)	$ (22,475)

Operating expenses of both Consumer Products and Services and Business Products and Services include costs directly attributable to those segments and an allocation of general and administrative expenses and other corporate overhead costs. General and administrative and other corporate overhead costs are allocated to the segments and are generally based on the relative head count of each segment.

We were able to identify historical information for segment cost of revenue and as a result present net revenue and cost of revenue by segment for the year ended December 31, 2003 as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Consolidated
Net revenue	$143,649	$58,728	$202,377
Cost of revenue	60,726	7,617	68,343
Gross profit	$ 82,923	$51,111	$134,034

Long-lived assets, consisting of equipment and leasehold improvements, goodwill, and other intangible assets, by geographic location are as follows (in thousands):

	December 31,	
	2004	2003
United States	$155,844	$127,694
Europe	176	230
Asia/ Rest of the world	411	555
Total	$156,431	$128,479

At December 31, 2004, net assets in Europe and Asia and the rest of the world were $3.0 million and $3.7 million, respectively.

Operating Expenses

Research and Development

	2004	Change	2003	Change	2002
			(Dollars in thousands)		
Research and development	$51,607	10%	$46,763	(3)%	$48,186
As a percentage of total net revenue	19%		23%		26%

Research and development expenses consist primarily of salaries and related personnel costs and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and development expenses, excluding non-cash stock-based compensation, increased in 2004 primarily due to an increase in personnel and related costs and the inclusion of additional personnel and operating expenses resulting from our acquisitions of Listen and GameHouse. The decrease as a percentage of total net revenue was a result of our total net revenue growing more rapidly than our research and development expenses.

Research and development expenses, excluding non-cash stock-based compensation, decreased in 2003 primarily due to a reduction in personnel and related costs in the third quarter of 2002 as part of an overall plan to control costs, partially offset by an increase in expenses for contract labor and the inclusion of the operations of Listen since the date of acquisition. The decrease as a percentage of total net revenue was the result of expenses decreasing due to cost controls while net revenue increased.

Sales and Marketing

	2004	Change	2003	Change	2002
			(Dollars in thousands)		
Sales and marketing	$96,779	25%	$77,335	5%	$73,928
As a percentage of total net revenue	36%		38%		40%

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing expense increased in 2004 primarily due to the inclusion of personnel and operating expenses resulting from our acquisitions of Listen and GameHouse, an increase in payments made to third parties for referrals of new customers and increased advertising costs, including the advertising costs associated with the promotion of our Harmony technology as well as our ongoing direct marketing programs. We expect that our sales and marketing expenses will increase as we continue to grow our consumer business and as we shift the focus of our marketing efforts to our consumer products and services. The decrease as a percentage of total net revenue was a result of our total net revenue growing more rapidly than our sales and marketing expenses.

The increase in sales and marketing expenses in 2003 was primarily due to the inclusion of the operations of Listen since the acquisition date as well as increased payments made to third parties for referrals of new customers. The decrease as a percentage of total net revenue was a result of our total net revenue growing more rapidly than our sales and marketing expenses.

General and Administrative

	2004	Change	2003	Change	2002
	(Dollars in thousands)				
General and administrative	$31,302	49%	$21,007	6%	$19,820
As a percentage of total net revenue	12%		10%		11%

General and administrative expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and contractor costs and other general corporate costs. General and administrative expenses, excluding non-cash stock-based compensation, increased in dollars and as a percentage of revenue in 2004 primarily due to increased personnel and related costs, increased litigation defense costs, costs related to our continued implementation efforts related to the Sarbanes-Oxley Act of 2002, specifically Section 404, and the inclusion of personnel and operating expenses resulting from our acquisition of Listen.

General and administrative expenses, excluding non-cash stock-based compensation, increased in 2003 primarily due to increased payroll and contractor costs, increased litigation defense costs and the inclusion of the operations of Listen since the acquisition date. The decrease as a percentage of total net revenue in 2003 was a result of general and administrative expenses increasing at a lower rate than total net revenue.

Antitrust Litigation

Antitrust litigation of $11.0 million and $1.6 million in 2004 and 2003, respectively, consists of legal fees, personnel costs, communications, equipment, technology and other professional services, incurred related to our antitrust suit against Microsoft, as well as our participation in antitrust proceedings against Microsoft in the European Union. Only costs that are directly attributable to these antitrust complaints are included. See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 14 C) for a description of this action.

Loss on Excess Office Facilities

In October 2000, we entered into a 10-year lease agreement for additional office space located near our corporate headquarters in Seattle, Washington. During 2001, we re-evaluated our facilities requirements and, as a result, decided to permanently sublet all of this office space. The market for office space in Seattle had significantly declined from the date we entered into this lease. As a result, we recorded losses of $22.2 million during the year ended December 31, 2001. For the year ended December 31, 2001, these losses represented approximately $15.2 million of rent and operating expenses over the remaining life of the lease, net of expected sublease income of $38.1 million, and approximately $7.0 million for the write-down of leasehold improvements to their estimated fair value. Our estimates were based upon many factors including projections of sublease rates and the time period required to locate tenants. During the year ended December 31, 2002, the Seattle real estate market continued to display significant weakness, which was reflected in both increasing vacancy rates and declining rental rates. Based on discussions with prospective tenants, we concluded that the excess office facilities were not likely to be sublet at rates used in the original loss estimates. As a result, we recorded additional losses of $17.2 million during the year ended December 31, 2002. During 2003, we secured an additional tenant at a sublease rate lower than the rate used in previous loss estimates. As a result, we adjusted our estimates to reflect the lower lease rate and recorded an additional loss of $7.1 million. The estimated total loss in 2003 included an estimate of future sublease income of $14.7 million of which $8.0 million was committed under sublease contracts at the time of the estimate. The accrued loss of $24.3 million at December 31, 2004 is shown net of expected future sublease income of $13.1 million of which $7.0 million was committed under sublease contracts at the time of the estimate. We regularly evaluate the market for office space in the cities where we have operations. If the market for such space declines further in future periods, we may have to revise our estimates further, which may result in additional losses on excess office facilities.

During the quarter ended September 30, 2004, we leveraged a termination option in our existing lease for our headquarters building in order to renegotiate the lease. In addition, we ceased use of approximately 16,000 square feet of office space, which will be returned to the landlord in May 2005, in accordance with the amended lease agreement. We recorded a loss on excess office facilities of approximately $0.9 million related to the expensing of net leasehold improvements and rent for the period between October 1, 2004 and April 30, 2005 related to the excess space we vacated as of September 30, 2004.

Personnel Reduction, Restructuring and Related Charges

In August 2002, we implemented a restructuring plan to reduce costs, which included reducing our staffing levels by approximately 10%, closing selected offices, and canceling our annual user conference. We recorded a charge of approximately $3.6 million in 2002 to reflect costs associated with implementing this restructuring. These costs were primarily related to severance payments but also included other miscellaneous costs such as professional fees, outplacement services for terminated employees, office closures and tradeshow deposit forfeitures, all of which were incurred as of December 31, 2002. As of December 31, 2004, approximately $0.3 million is accrued related to the 2002 plan, primarily related to estimated future payments associated with closed offices.

Stock-Based Compensation

Stock-based compensation was $0.7 million, $1.1 million and $1.3 million in 2004, 2003 and 2002, respectively.

In January 2004, we acquired all of the outstanding securities of GameHouse in exchange for approximately $9.1 million in cash payments, including an estimated future payment of $0.1 million to cover certain tax obligations of the selling shareholders, and 3.0 million shares and options to acquire 0.3 million shares of RealNetworks common stock valued at approximately $20.9 million. The value assigned to the stock portion of the purchase price was $6.40 per share based on the average closing price of RealNetworks' common stock for the five days beginning two days prior to and ending two days after January 26, 2004 (the date of the Agreement and Plan of Merger). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $0.4 million in acquisition-related expenditures consisting primarily of professional fees. Certain former GameHouse shareholders are eligible to receive up to $5.5 million over a four-year period, payable in cash or, at our discretion, in RealNetworks common stock valued in that amount provided they remain employed by RealNetworks during such period. In addition, we may be obligated to pay up to $1.0 million over a four-year period to certain GameHouse employees in the form of a management incentive plan. Such amounts are not included in the aggregate purchase price and, to the extent earned, are being recorded as compensation expense over the related employment periods.

In August 2003, we acquired all of the outstanding securities of Listen in exchange for approximately $18.8 million in cash payments, including a $1.5 million payment made in January 2004 based on the achievement of a specified milestone, and an aggregate of 3.8 million shares and options to acquire 0.4 million shares of our common stock valued at $19.4 million. The value assigned to the stock portion of the purchase price was $4.72 per share based on the average closing price of our common stock for the five days beginning two days prior to and ending two days after April 21, 2003 (the date of the Agreement and Plan of Merger and Reorganization). Options issued were valued based on the Black-Scholes options pricing model. In addition, as of the acquisition date, we had invested $7.3 million in Listen in the form of convertible promissory notes that became a part of the purchase consideration. The cash balance at Listen on the acquisition date was $4.9 million. As part of the acquisition, a management incentive plan was established whereby certain employees of Listen could be entitled over a two-year period to receive payments in cash or stock having a value of up to $3.0 million.

In April 2002, we acquired, for cash and common stock valued at approximately $5.1 million, a privately held company engaged in the business of developing Internet media software and technology. The purchase price included amounts payable to certain former shareholders of the acquired company who are eligible to receive additional cash and common stock valued at approximately $3.1 million over a thirty-month period provided that they remain employed by us during such period. These costs will be recognized as compensation expense over the related employment period. The acquisition was accounted for as a purchase transaction and, accordingly, our results include the results for the acquired company since the transaction date. Goodwill of $2.3 million and acquired technology of $0.9 million were recorded as a result of the acquisition. We had previously made an equity investment in the acquired company and our investment balance at the time of acquisition was included in the purchase price allocation. For the year ended December 31, 2002, we recognized stock-based compensation expense of $0.8 million related to this acquisition.

Other Income (Expense), Net

	2004	Change	2003	Change	2002
		(Dollars in thousands)			
Interest income, net	$ 4,452	5 %	$ 4,251	(43)%	$ 7,483
Equity in net loss of MusicNet	(4,351)	(19)	(5,378)	(15)	(6,324)
Impairment of equity investments	(450)	6	(424)	(92)	(5,103)
Other income	597	(46)	1,107	(66)	3,217
Other income (expense), net	$ 248	(156)%	$ (444)	(39)%	$ (727)

Other income (expense), net consists primarily of interest earnings on our cash, cash equivalents and short-term investments, which are net of interest expense due to the amortization of offering costs related to our convertible debt, equity in net loss of MusicNet, Inc. (MusicNet) and impairment of certain equity investments. Other income (expense), net improved during 2004 due primarily to lower equity in net losses of MusicNet and increased interest income due to higher effective interest rates on investment balances.

Other income (expense), net improved in 2003 primarily due to the inclusion of lower loss for impairment of certain equity investments and lower equity in net loss of MusicNet, offset by decreased interest income due to lower effective interest rates on investment balances.

Our investment in MusicNet, a joint venture with several media companies to create a platform for online music subscription services, is accounted for under the equity method of accounting. As a result, we record in our statement of operations our equity share in MusicNet's net loss, which was $4.4 million, $5.4 million and $6.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. In 2003 and 2002, MusicNet raised additional capital from its investors to fund its business. In connection with this fund raising, we contributed additional capital in the amount of $3.0 million and $6.6 million, respectively, for which we received convertible notes, convertible into additional shares of MusicNet capital stock. We anticipate that MusicNet will continue to incur losses in the foreseeable future and will require additional funding, although we are not obligated to provide additional funding. Because of this, in the future, our investment may be diluted or we could be required to record an impairment charge to reduce the carrying value of this investment. Based on the nature and terms of the convertible notes, in the years ended December 31, 2004, 2003 and 2002, for purposes of calculating our equity in net loss of MusicNet, the convertible notes were treated on an "as if" converted basis. As a result, the losses recorded by us in the years ended December 31, 2004, 2003 and 2002 represent approximately 36.1% in 2004, 36.9% in 2003 and 37.8% in 2002 of MusicNet's net loss. As of December 31, 2004, our ownership interest in outstanding shares of capital stock of MusicNet was approximately 24.9% and the carrying value of our investment was $1.1 million.

Our Chief Executive Officer, Robert Glaser, was the Chairman and a member of the Board of Directors of MusicNet from April 2001 until March 2003 and also served as the temporary acting Chief Executive Officer of MusicNet from April 2001 until October 2001. Mr. Glaser received no cash or equity remuneration for his services as Chairman and Director, nor did he receive any such remuneration for his services as the acting Chief Executive Officer. We recognized approximately $0.7 million and $1.1 million of revenue in 2004 and 2003, respectively, related to license and services agreements with MusicNet. In 2002, we recognized approximately $1.4 million of revenue related to agreements with MusicNet and were reimbursed $0.2 million for certain administrative services provided to MusicNet on a transitional basis which was accounted for as a reduction of related expenses.

We have made minority equity investments for business and strategic purposes through the purchase of voting capital stock of several companies. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors and also consider the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2004, we determined that other-than-temporary declines in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $0.5 million to reflect changes in the fair value of this investment in the results of operations. Based upon an evaluation of the facts and circumstances during 2003, we determined that other-than-temporary declines in fair value had occurred in two of our publicly traded investments resulting in impairment charges of $0.4 million to reflect changes in the fair value of these investments in the results of operations. Based upon an evaluation of the facts and circumstances during 2002, we determined that other- than-temporary declines in fair value had occurred in two of our privately-held investments and three of our publicly traded investments resulting in impairment charges of $5.1 million.

As of December 31, 2004, we owned marketable equity securities of J-Stream, Inc., a Japanese digital media services company. We own approximately 14% of the outstanding shares and this investment is accounted for as an available-for-sale security. The market value of these shares has significantly increased from our original cost of approximately $1.0 million, resulting in a carrying value at December 31, 2004 of $33.1 million. The increase over our cost basis, net of tax effects, is reflected as a component of accumulated other comprehensive income (loss). During the year ended December 31, 2002, we sold portions of our holdings recognizing a gain of $2.4 million which was reclassified from accumulated other comprehensive income (loss) to net loss. There were no similar gains or losses in 2004 or 2003. The fair value of our investment increased by $8.0 million during the year ended December 31, 2004. This increase is reflected as a component of other comprehensive loss. The market for this company's shares is relatively limited and the share price is volatile. Accordingly, there can be no assurance that a gain of this magnitude can be realized through the disposition of these shares.

Income Taxes

During the year ended December 31, 2004, we recognized income tax expense of $0.5 million related to current foreign income taxes. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered including the current economic climate, our expectations of future taxable income and our ability to project such income and the appreciation of our investments and other assets. At December 31, 2004 we recorded a valuation allowance sufficient to net our gross deferred tax assets of approximately $259 million to zero. We did not recognize a deferred tax benefit for losses incurred in 2004.

During the year ended December 31, 2003, we recognized income tax expense of $0.1 million related to current foreign income taxes in the amount of $0.3 million offset by current state and local income tax benefits of $0.1 million. We did not recognize a deferred tax benefit for losses incurred in 2003.

During the year ended December 31, 2002, we recognized income tax expense of $6.0 million. Because of unfavorable economic conditions and uncertainty, significant net losses, and significant declines in the value of our investments, we determined that it was appropriate to increase our valuation allowance for net deferred tax assets in 2002, which resulted in a $5.6 million charge for deferred income tax expense. In addition, we did not recognize a deferred tax benefit for losses incurred in 2002.

2004 Quarterly Revenue

The following table summarizes unaudited revenue for each quarter of 2004 (in thousands):

		Quarter Ended			
	Total	December 31	September 30	June 30	March 31
		(Dollars in thousands)			
Consumer products and services	$215,739	$60,782	$55,382	$53,061	$46,514
Business products and services	50,980	11,764	12,928	12,412	13,876
Total net revenue	$266,719	$72,546	$68,310	$65,473	$60,390

Consumer Products and Services. Revenue increased during each of the quarters in 2004, primarily due to increases related to subscription and license sales related to Music and Games. These increases were partially offset by decreases in the revenue related to our premium license products as well as third party license products. The reasons for these changes are also discussed above in "Revenue by Segment — Consumer Products and Services".

Business Products and Services. Business Products and Services revenue fluctuated on a quarter-by-quarter basis due to the fact that transactions in this category tend to be larger in dollar amount and fewer in number. A small number of transactions can have a significant impact on quarterly revenue. Further discussion regarding the changes to the Business Products and Services revenue during the year are mentioned above in "Overview" and "Revenue by Segment — Business Products and Services".

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. We are required to adopt SFAS 123R in the quarter ending September 30, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Notes to Consolidated Financial Statements — Stock-Based Compensation" (Note 1 H) for the pro forma net loss and net loss per share amounts, for 2004, 2003 and 2002, as if we had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and expect the adoption to have a material impact on the consolidated statements of operations and comprehensive income (loss) and net income (loss) per share.

Liquidity and Capital Resources

Net cash provided by operating activities was $7.0 million in 2004. Net cash used in operating activities was $8.8 million in 2003 and $0.8 million in 2002. Net cash provided by operating activities in 2004 resulted primarily from net changes in certain assets and liabilities of $10.7 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year, depreciation and amortization of $15.3 million, equity in the net loss of MusicNet of $4.4 million and the loss on content agreement of $2.9 million, which offset a net loss of $23.0 million and a decrease in the accrued loss on excess office facilities of $4.8 million. Net cash used in operating activities in 2003 was the result of a net loss of $21.5 million as well as net changes in certain assets and liabilities of $8.1 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year and the recognition of deferred revenue, offset by depreciation and amortization of $12.4 million, equity in net loss of MusicNet of $5.4 million and a net increase in the accrued loss on excess office facilities of $3.0 million. Net cash used in operating activities in 2002 was the result of a net loss of $38.4 million as well as net changes in certain assets and liabilities of $4.7 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year and the recognition of deferred revenue, and gains on sales of investments of $2.3 million, offset by a net increase in accrued loss on excess office facilities of $13.5 million, depreciation and amortization expense of $13.1 million, equity in net losses of equity method investments of $6.8 million, deferred income taxes of $5.6 million and impairment of equity investments of $5.1 million.

Net cash provided by investing activities in 2004 was $6.0 million. Net cash used in investing activities was $22.4 million in 2003. Net cash provided by investing activities was $41.3 million in 2002. Net cash provided by investing activities in 2004 was primarily due to net sales and maturities of short-term investments, which was offset by purchases of equipment and intangible assets and cash used for acquisitions. Net cash used in investing activities in 2003 was primarily due to the payment of acquisition costs and purchases of long-term investments and equipment and leasehold improvements, offset by net sales and maturities of short-term investments. Net cash provided by investing activities in 2002 was primarily related to net sales and maturities of short-term investments, partially offset by purchases of equipment and leasehold improvements and purchases of equity securities held as long-term investments.

Net cash provided by financing activities was $8.5 million in 2004 and $107.1 million in 2003. Net cash used in financing activities was $23.0 million in 2002. Net cash provided by financing activities in 2004 was due primarily to the net proceeds from the exercise of stock options and stock sold related to our employee stock purchase plan. Net cash provided by financing activities in 2003 was related to the proceeds from our convertible debt offering in June 2003 (see "Notes to Consolidated Financial Statements — Convertible Debt" (Note 10) for a description of this offering), exercise of stock options and warrants and stock sold related to our employee stock purchase plan. Net cash used in financing activities in 2002 was primarily related to repurchases of our common stock, partially offset by net proceeds from exercise of stock options and warrants and stock sold related to our employee stock purchase plan.

In September 2001, we announced a share repurchase program. Our Board of Directors authorized the repurchase of up to an aggregate of $50 million of our outstanding common stock. Any purchases of common stock under our share repurchase program will be made from time-to-time, in the open market, through block trades or otherwise. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time without prior notice. There were no repurchases during the year ended December 31, 2004 or 2003. From the inception of the repurchase program through December 31, 2004, we had repurchased approximately 9.1 million shares at an average cost of $4.64 per share. We currently intend to continue our stock repurchase program, of which there is approximately $7.6 million remaining, depending on market conditions and other factors until we reach the $50 million limit authorized by our Board of Directors, which will be a further use of cash.

We currently have no planned significant capital expenditures for 2005 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

At December 31, 2004, we had $383.8 million in cash, cash equivalents, short-term investments and restricted cash equivalents. Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. Government or non-U.S. Agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we would not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations in ten primary functional currencies: the United States dollar, the Japanese yen, the British pound, the Euro, the Mexican peso, the Brazilian real, the Australian dollar, the Hong Kong dollar, the Singapore dollar and the Korean won. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in yen, euros (for Germany and France), pounds and Australian dollars, respectively. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries. Foreign exchange rate fluctuations did not have a material impact on our financial results in 2004, 2003 and 2002.

At December 31, 2004, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Office leases	$ 86,481	$11,269	$21,617	$ 21,883	$31,712
Convertible debt	Up to 100,000			Up to 100,000	
Other contractual obligations	26,914	10,820	9,104	4,660	2,330
Total contractual cash obligations	Up to $213,395	$22,089	$30,721	Up to $126,543	$34,042

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Factors That May Affect Our Business, Future Operating Results and Financial Condition

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

We have a relatively limited operating history with our online consumer products and services businesses, which make it difficult to evaluate our business.

We have a relatively limited history operating with our online consumer products and services businesses, including our subscription businesses, which now represent a majority of our revenue. As a result, we have limited financial results from these businesses on which you can assess our future prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving businesses. Our consumer products and services revenue and subscriber/user base have grown relatively rapidly in the early phases of the development of these businesses. If these businesses continue to grow, the growth rates we have experienced to date are unlikely to be sustainable.

We have a history of losses, and we cannot be sure that we will be able to return to profitability in the future.

We have incurred significant losses since our inception. As of December 31, 2004, we had an accumulated deficit of approximately $303 million. We have had net losses for each year subsequent to the year ended December 31, 1999, and we may not generate sufficient revenue to be profitable on a quarterly or annual basis in the future. In addition, we devote significant resources to developing and enhancing our technology and to selling, marketing and obtaining content for our products and services. As a result, we will need to generate significant revenue to be profitable in the future.

Our operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price.

As a result of the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenue and operating results may fluctuate from period-to-period, and period-to-period comparisons may not be meaningful. These fluctuations are caused by a number of factors, many of which are beyond our control. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments. Our operating results may be adversely affected by similar or other charges or events in future periods, which could cause the trading price of our stock to decline.

Certain of our expense decisions (for example, research and development and sales and marketing efforts, our media content licensing efforts and other business expenditures generally) are based on predictions regarding our business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures, and our operating results may be harmed.

Our suit against Microsoft for antitrust violations may not be successful and could harm our financial results.

In December 2003, we filed suit against Microsoft Corporation in the U.S. District Court for the Northern District of California, alleging that Microsoft violated U.S. and California antitrust laws. In our lawsuit, we allege that Microsoft has illegally used its monopoly power to restrict competition, limit consumer choice and attempt to monopolize the field of digital media. We expect that the litigation, if it is not resolved before trial, will carry on for several years. It is not possible to predict accurately how much the litigation will cost, or its duration. The costs of the litigation could have an adverse impact on our operating results in excess of our current expectations. The litigation may also distract our management team from operational matters, which could harm our business results. We may not prevail in our claims against Microsoft, in which case our costs of litigation will not be recovered. Even if we do prevail, the litigation may not be successful in causing Microsoft to alter its anticompetitive behavior. Furthermore, Microsoft's defense strategy may include the assertion of counterclaims against us, as well as leveraging its power in the commercial marketplace to adversely affect our current and potential business relationships, either of which may have an adverse affect on our business results.

Our online consumer businesses have generally lower margins than our traditional software license business.

Costs of our online consumer products and services as a percentage of the revenue generated by those businesses are higher than the ratio of costs to revenue in our historical software licensing business. The cost of third party content, in particular, is a substantial percentage of the net revenue we receive from subscribers and end-users and is unlikely to decrease significantly over time as a percentage of net revenue. Our consumer products and services businesses now represent over 80% of our revenue and include our music subscriptions and sales, video subscription services and games subscription and licensing revenue. If our consumer products and services revenue continues to grow as a percentage of our overall revenue, our margins may further decrease which may affect our ability to achieve or sustain profitability.

Our digital content subscription businesses depend on our continuing ability to license compelling content on commercially reasonable terms.

We must continue to obtain compelling digital media content for our video, music and games subscription services in order to maintain and increase subscriptions and subscription service revenue and overall customer satisfaction for these products. In some cases, we have had to pay substantial fees to obtain premium content. In particular, we have had to pay substantial fees to obtain premium video content even though we have limited experience determining what video content will be successful with current and prospective customers. In addition, certain of our content licensing agreements have high fixed costs associated with them, and we have decided not to renew certain of these agreements. During the quarter ended March 31, 2004, we incurred a charge of approximately $4.9 million due to the cancellation of a content licensing agreement with PGA TOUR and we did not renew our content license agreement with MLB Advanced Media because we believe the proposed cost of the license renewal was unreasonably high and not economically viable. Failure to renew these contracts has resulted, and may in the future result, in the loss of subscribers to our video subscription offerings and a corresponding loss of revenue. If we cannot obtain premium digital content for any of our digital content subscription services on commercially reasonable terms, or at all, our business will be harmed.

Our subscription levels may vary due to the seasonal or periodic nature of some popular content and as we experiment with different types of content offerings.

Some of the most popular premium content that we have offered in our premium video subscription services is seasonal or periodic in nature. Additionally, as we develop our video subscription business, we are experimenting with different types of content to determine what consumers prefer. We have limited experience with these types of offerings and cannot predict how the seasonal or periodic nature of these offerings will impact our subscriber growth rates for these products, future subscriber retention levels or our quarterly financial results.

The success of our subscription services businesses depends upon our ability to add new subscribers and minimize subscriber churn.

If we do not continue to add new subscribers each quarter to our subscription services while minimizing the rate of loss of existing subscribers, our operating results will be adversely impacted. Because Internet subscription content businesses are a relatively new media delivery model and a new business for us, we cannot predict with accuracy our long-term ability to retain subscribers or add new subscribers. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared to competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. In addition, the costs of marketing and promotional activities necessary to add new subscribers, and the costs of obtaining content that customers desire, may adversely impact our margins and operating results.

Our online music services depend upon our licensing agreements with the major music label and music publishing companies.

Our online music service offerings depend on music licenses from the major music labels and publishers. The current license agreements are for relatively short terms (some of these licenses will need to be renewed in 2005), and we cannot be sure that the music labels will renew the licenses on commercially viable terms, or at all. Due to the increasing importance of our music services to our overall revenue, the failure of any major music label or publisher to renew these licenses under terms that are acceptable to us will harm our ability to offer successful music subscription services and would harm our operating results.

Music publishing royalty rates for streaming are not yet fully established; a determination of high royalty rates could negatively impact our operating results.

Royalty rates associated with streaming musical compositions in the U.S. and abroad are not fully established with respect to public performances and, if required, reproductions. Public performance licenses are negotiated individually, and we have not yet agreed to rates with all of the performing rights societies for all of our music streaming activities. We may be required to pay a rate that is higher than we expect, or the issue may be submitted to a "Rate Court" for judicial determination. We have a license agreement with the Harry Fox Agency, an agency that represents music publishers, to reproduce musical compositions as required in the creation and delivery of on-demand streams, but this license agreement does not include a rate. The license agreement anticipates industry-wide agreement on rates, or, if no industry-wide agreement can be reached, determination by a copyright arbitration royalty panel ("CARP"), an administrative judicial proceeding supervised by the United States Copyright Office. If the rates agreed to or determined by a CARP are higher than we expect, this expense could negatively impact our operating results. The publishing rates associated with our international music streaming services are also not yet determined, and may be higher than our current estimates.

Our products and services must compete with the products and services of strong or dominant competitors.

Our software and services must compete with strong existing competitors, and new competitors may enter with competitive new products, services and technologies. These market conditions have in the past resulted in, and could likely continue to result in the following consequences, any of which could adversely affect our business, our operating results and the trading price of our stock:

- reduced prices, revenue and margins;
- increased expenses in responding to competitors;
- loss of current and potential customers, market share and market power;
- lengthened sales cycles;
- degradation of our stature in the market and reputation;
- changes in our business and distribution and marketing strategies;
- changes to our products, services, technology, licenses and business practices, and other disruption of our operations;
- strained relationships with partners; and
- pressure to prematurely release products or product enhancements.

Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product line include a number of large and powerful companies, such as Microsoft, Apple Computer, and Yahoo!. Some of our competitors have in the past and may in the future enter into collaborative arrangements with each other that enable them to better compete with our business.

Microsoft is one of our strongest competitors, and employs highly aggressive tactics against us.

Microsoft is one of our principal competitors in the development and distribution of digital media and media distribution technology. Microsoft's market power in related markets such as personal computer operating systems, office software suites and web browser software give it unique advantages in the digital media markets. We expect that Microsoft will continue to increase pressure in the digital media markets in the future. Microsoft's dominant position in certain parts of the computer and software markets, and its aggressive activities have had, and in the future will likely continue to have, adverse effects on our business and operating results.

We believe that Microsoft has employed, and will likely continue to employ illegal and highly aggressive tactics against us such as leveraging Microsoft's market dominating position in operating systems and servers to distribute and promote its digital media products. We also believe that Microsoft limits exposure to third parties (including us) of the interfaces to its operating systems, which limits the ability of our products to take full advantage of the features and functionality of Microsoft's operating systems and harms our ability to compete effectively with Microsoft. The effects of Microsoft's activities include loss of customers and market share, unnatural pressure on the pricing of our products and continuing costs of developing and revising business strategies in response to these activities.

Our consumer businesses face substantial competitive challenges that may prevent us from being successful in those businesses.

Video Products and Services. Our video content services (including our RealOne SuperPass subscription service) face competition from existing competitive alternatives and other emerging services and technologies. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo! and broadband Internet service providers. We expect that, as the market for Internet video content matures, more competitors will enter these new markets, making competition even more intense. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets to promote their offerings.

Music. Our online music service offerings face competition from traditional offline music distribution competitors and from other online digital music services. Some of these competing services have been the subject of substantial marketing efforts and have received significant media attention, including Apple's iTunes music download service and Napster's online music subscription service. Microsoft has also begun offering premium music services in conjunction with its Windows Media Player and MSN services, and we also expect increasing competition from online retailers such as Amazon.com and WalMart.com and from Internet portals like Yahoo!, which recently acquired MusicMatch, a provider of personalized music software and services. Our current music service offerings may not be able to compete effectively in this highly competitive market.

Our online music services also face significant competition from "free" peer-to-peer services, which allow consumers to directly access an expansive array of free content without securing licenses from content providers. The legal status of these "free" services is uncertain, because although some courts have found that these services violate copyright laws, other services have been found to not violate copyright laws. In addition, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these "free" services, even if they are subsequently found to be illegal, substantially impairs the marketability of legitimate services like ours.

Games. Our RealArcade service competes with other online distributors of downloadable PC games focused on the non-core segment of the market. Some of these distributors have high volume distribution channels and greater financial resources than us, including Yahoo! Games, MSN Gamezone, Pogo.com and Shockwave. We expect competition to intensify in this market from these and other competitors and no assurance can be made that we will be able to continue to grow our games distribution business or that we will be able to remain competitive in the downloadable games category in the future. We recently completed the acquisition of GameHouse, a developer of downloadable PC games and now also compete with other developers of downloadable games for the non-core segment of the market.

We may not be successful in the market for downloadable media and personal music management software.

The market for software products that enable the downloading of media and personal music management software is still evolving. We may be unable to develop a revenue model or sufficient demand to take advantage of this market opportunity. We cannot predict whether consumers will adopt our media player products as their primary application to play, record, download and manage their digital music, especially in light of the fact that

Microsoft bundles its competing Windows Media Player with its Windows operating system. Our inability to achieve widespread acceptance for our digital music architecture or widespread distribution of our player products could hold back the development of revenue streams from these market segments, including digital music content, and therefore could harm the prospects for our business.

Our consumer businesses depend upon effective digital rights management solutions.

Our consumer businesses depend upon effective digital rights management solutions that allow control of accessibility to online digital content. These solutions are important to the economics of these businesses and also to address concerns of content providers regarding online piracy. We cannot be certain that we can develop, license or acquire such solutions, or that content licensors, electronic device makers or consumers will accept them. In addition, consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. We may need to license digital rights management solutions to support our products. No assurance can be given that such solutions will be available to us on reasonable terms or at all. If digital rights management solutions are not effective, or are perceived as not effective, content providers may not be willing to include content in our services, which would harm our business and operating results.

Digital rights management technologies are frequently the subject of hostile attack by third parties seeking to illegally obtain content. If our digital rights management technology is compromised or otherwise malfunctions, we could be subject to lawsuits seeking compensation for any harm caused and our business could be harmed if content providers lose confidence in our ability to protect their content.

The success of our Rhapsody music service depends, in part, on interoperability with our customer's music playback hardware.

In order for our Rhapsody service to continue to be successful we must design our service to interoperate effectively with a variety of hardware products, including home stereos, car stereos, portable digital audio players, and PCs. We depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our business and design objectives. If we cannot successfully design our service to interoperate with the music playback devices that our customers own, either through relationships with manufacturers or through our Harmony technology, our business will be harmed.

Our Harmony Technology may not achieve consumer or market acceptance and may be subject to legal challenge.

We recently created a new digital rights management translation technology called Harmony. Our Harmony technology enables consumers to securely transfer purchased music to digital music devices, including certain versions of the market leading iPod line of digital music players made by Apple Computer, as well as certain devices that use Microsoft Windows Media DRM. Harmony is designed to enable consumers to transfer music purchased from our RealPlayer Music Store to a wide variety of portable music devices, rather than being restricted to a specific portable device. We do not know whether consumers will accept Harmony or whether it will lead to increased sales of any of our consumer products or services or increased usage of our media player products.

There are other risks associated with the launch of Harmony, including the risk that Apple will try to modify its technology to "break" the interoperability that Harmony provides to consumers, which Apple has done in connection with the release of certain new products. If Apple chooses to continue this course of action, Harmony may no longer work with Apple's products, which could harm our business and reputation, or we may be forced to incur additional development costs to refine Harmony to make it interoperate again. Although we believe our Harmony technology is legal, there is no assurance that a court would agree with our position. If Apple decides to commence litigation against us in order to prevent interoperation with its products, we may be forced to spend money defending their legal challenge, which could harm our operating results.

We may not be able to successfully operate our software game development business because it is a new business for us, and certain distribution partners for our game development business compete with other products and services we offer.

We recently completed the acquisition of GameHouse, a developer of downloadable PC games. Game development is a new business for us, and we may not be able to successfully develop and market software games in the future. In addition, certain competitors of our RealArcade service also distribute and promote games developed by GameHouse. No assurance can be made that these distributors will continue to distribute and promote games in the same manner as a result of our acquisition of GameHouse.

Our systems software business has been negatively impacted by the efforts of our competitors, and this business may not return to previous levels.

The aggressive, and we believe illegal, competitive efforts of Microsoft, including the provision of free software and other incentives to induce customers to use its competing technology, have negatively impacted our systems software sales to customers in a variety of business market segments in recent periods. We cannot predict when, or if, we will experience increased demand for our systems software products from customers in these markets.

Our Helix open source initiative is subject to risks associated with open source technology.

There are a number of risks associated with our Helix Community initiative, including risks associated with market and industry acceptance, development processes and software licensing practices, and business models. The broader media technology and product industry may not adopt the Helix DNA Platform and/or the Helix Community as a development platform for media delivery and playback products and third parties may not enhance, develop or introduce technologies or products based on Helix DNA technology. While we have invested substantial resources in the development of the underlying technology within the Helix DNA technology and the Helix Community process itself, the market and industry may not accept them and we may not derive royalty or support revenue from them. The introduction of broadly available open source software licensing and community source licensing may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business and non-business organizations. In those areas where adoption of the Helix Community and Helix DNA occurs, our community and open source approach means that we no longer exercise sole control over many aspects of the development of the Helix DNA technology. In addition, we designed our commercial open source license to bear royalties when third parties sell products that include Helix DNA technology. To date, however, royalty revenue has not been significant.

Any development delays or cost overruns may affect our operating results.

We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Also, our products may contain undetected errors that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance of our products or services or lawsuits by customers.

Our business is dependent in part on third party vendors whom we do not control.

Certain of our products and services are dependent in part on the licensing and incorporation of technology from third party vendors. The markets in which we compete are new and rapidly evolving and, in some cases, significant technology innovation occurs at very early-stage companies. In some cases, we rely on the technology of these types of vendors in order to make our products and services more competitive. If the technology of these vendors fails to perform as expected or if key vendors do not continue to support their technology because the vendor has gone out of business or otherwise, then we may incur substantial costs in replacing the products and services, or we may fall behind in our development schedule while we search for a replacement. These costs or the potential delay in the development of our products and services could harm our business and our prospects.

If our products are not able to support the most popular digital media formats, our business will be substantially impaired.

The success of our products and services depends upon our products' support for a variety of media formats and wireless data formats. Technical formats and consumer preferences change over time, and we may be unable to adequately address consumer preferences or fulfill the market demand for new and evolving formats. Changing formats may give our competitors an opportunity to gain market share if they can respond to or anticipate market demand for formats before we do. We also may not be able to license technologies, like codecs or digital rights management technology, that obtain widespread consumer and developer use, which would harm consumer and developer acceptance of our products and services. In addition, our codecs and formats may not continue to be in demand or as desirable as other third party codecs and formats, including codecs and formats created by Microsoft or industry standard formats created by MPEG, become more readily available.

Our mobile products will not be successful if consumers do not use mobile devices to access digital media.

In order for our investments in the development of mobile products to be successful, consumers must adopt and use mobile devices for consumption of digital media. To date, consumers have not widely adopted these products for use in accessing and consuming digital media and if the rate of adoption of these products to consume digital media does not increase, our business could be harmed.

We depend on key personnel who may not continue to work for us.

Our success substantially depends on the continued employment of certain executive officers and key employees, particularly Robert Glaser, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Glaser or other key executive officers or employees could harm our business. If any of these individuals were to leave, we could face high costs and substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. If we do not succeed in retaining and motivating existing personnel, our business could be harmed.

Our failure to attract, train or retain highly qualified personnel could harm our business.

Our success also depends on our ability to attract, train or retain qualified personnel in all areas, especially those with management and product development skills. In particular, we must hire and retain experienced management personnel to help us grow and manage our business, and skilled software engineers to further our research and development efforts. At times, we have experienced difficulties in hiring and retaining personnel with the proper training or experience, particularly in technical and media areas. Competition for qualified personnel is intense, particularly in high-technology centers such as the Pacific Northwest, where our corporate headquarters are located. If we do not succeed in attracting new personnel or in retaining and motivating our current personnel, our business could be harmed.

Our industry is experiencing consolidation that may cause us to lose key relationships and intensify competition.

The Internet and media distribution industries are undergoing substantial change, which has resulted in increasing consolidation and formation of strategic relationships. We expect this consolidation and strategic partnering to continue. Acquisitions or other consolidating transactions could harm us in a number of ways, including:

- we could lose strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);
- we could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and
- our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Potential acquisitions involve risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past, and expect that we will continue to do so in the future. The failure to adequately address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions. Financial risks related to acquisitions may harm our financial position, reported operating results or stock price, and include:

- potential equity dilution, use of cash resources and incurrence of debt and contingent liabilities in funding acquisitions;
- large write-offs and difficulties in assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset; and
- amortization expenses related to other intangible assets.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems or personnel of the acquired company and difficulties in retaining key management or employees of the acquired company;
- diversion of management's attention from other business concerns and the potential disruption of our ongoing business;
- impairment of relationships with employees, affiliates, advertisers and content providers of our business and the acquired business;
- the assumption of known and unknown liabilities of the acquired company, including intellectual property claims; and
- entrance into markets in which we have no direct prior experience.

We acquired Listen in August 2003, and the operations associated with Listen have remained in San Francisco. This is our first experience operating and integrating a substantial acquired business in a remote location. The geographic separation could increase the operational risks described above. We also acquired GameHouse, Inc. in January 2004. The acquisition of GameHouse is our first attempt to operate and manage a content creation business. We may not be successful in operating this type of business, which could harm our business and our prospects.

Acquisition-related costs could cause significant fluctuation in our net income.

Previous acquisitions have resulted in significant expenses, including amortization of purchased technology, charges for in-process research and development and amortization of acquired identifiable intangible assets, which are reflected in our operating expenses. New acquisitions and any potential future impairment of the value of purchased assets could have a significant negative impact on our future operating results.

Our strategic investments may not be successful and we may have to recognize expenses in our income statement in connection with these investments.

We have made, and in the future we may continue to make, strategic investments in other companies, including joint ventures. These investments often involve immature and unproven businesses and technologies, and involve a high degree of risk. We could lose the entire amount of our investment. We also may be required to record on our financial statements significant charges from reductions in the value of our strategic investments, and, potentially from the net losses of the companies in which we invest. We have taken these charges in the past, and these charges could adversely impact our reported operating results in the future. No assurance can be made that we will realize the anticipated benefits from any strategic investment.

We have a substantial investment in MusicNet, a joint venture formed with several leading media companies to create a technology platform for online digital music subscription sales. We do not control the business or operations of MusicNet and we rely on financial statements provided by MusicNet in determining the amount of our equity share of MusicNet's net loss. MusicNet has incurred substantial losses since its inception and we record our equity share of its losses on our financial statements for each of our reporting periods. We anticipate that MusicNet will continue to incur losses in the foreseeable future and will need additional funding although we are not obligated to provide additional funding. No assurance can be given as to whether MusicNet will obtain additional funding which, if not obtained, could result in an impairment to the carrying value of our investment. We also do not participate in the preparation of its financial statements. If the financial statements supplied to us by MusicNet are inaccurate, we may be forced to adjust or restate our operating results. If MusicNet does not provide its financial statements to us in a timely manner, we may not be able to timely satisfy our Securities and Exchange Commission reporting obligations.

Changes in network infrastructure, transmission methods and protocols, and broadband technologies pose risks to our business.

Our products and services depend upon the means by which users access media content over the Internet and wireless networks. If popular technologies, transmission methods and protocols used for accessing digital media content change, and we do not timely and successfully adapt our products and services to these new technologies, transmission methods and protocols, our reputation could be damaged, use of our technologies and products would decrease, and our business and operating results would be harmed.

Development of new technologies, products and services for new transmission infrastructure could increase our vulnerability to competitors by enabling the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers. Our current competitors may also develop relationships with, or ownership interests in, companies that have significant access to or control over the broadband transmission infrastructure or content.

We need to develop relationships with manufacturers of non-PC media and communication devices to grow our business.

Access to the Internet through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, has increased dramatically and is expected to continue to increase. Manufacturers of these types of products are increasingly investing in media-related applications. If a substantial number of alternative device manufacturers do not license and incorporate our technology into their devices, we may fail to capitalize on the opportunity to deliver digital media to non-PC devices. A failure to develop revenue-generating relationships with a sufficient number of device manufacturers could harm our business prospects. We have invested significant resources in adapting our technologies and products to these new technologies, networks and devices (wireless networks in particular), and we will not recoup these investments if they are not widely adopted for accessing data and multimedia content. In addition, our ability to reach customers in these markets is often controlled by large network operators and our success in these markets is dependent on our ability to secure relationships with these key operators.

Emerging new standards for non-PC devices could harm our business if our products and technologies are not compatible with the new standards.

We do not believe that complete standards have emerged with respect to non-PC wireless and cable-based systems. If we do not successfully make our products and technologies compatible with emerging standards, we may miss market opportunities and our business and results will suffer. If other companies' products and services, including industry-standard technologies or other new standards emerge or become dominant in any of these areas, or differing standards emerge among different global markets, demand for our technology and products could be reduced or they could become obsolete.

If we are not successful in maintaining, managing and adding to our strategic relationships, our business and operating results will be adversely affected.

We rely on many strategic relationships with third parties in connection with our business, including relationships providing for the distribution of our products, licensing of technology and licensing of content for our online consumer products and services. The loss of current strategic relationships, the inability to find other strategic partners, our failure to effectively manage these relationships or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We may not be able to replace these relationships with others on acceptable terms, or at all, or find alternative sources for resources that these relationships provide.

In addition, because of the evolving and dynamic nature of the markets in which we compete, from time to time we enter into strategic transactions that have uncertain financial impact on our business and operations. We often enter into these types of transactions with infrastructure providers and other large companies to broaden the reach of our technology, media formats and products. While we believe that these types of transactions are important for our overall business, they may not yield the desired benefits to our business or result in meaningful direct revenue.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, investors may lose confidence in our financial reporting and the trading price of our stock could be harmed. In addition, we are in an on-going process of complying with requirements resulting from the Sarbanes-Oxley Act of 2002 ("SOX"), including those provisions of Section 404 of SOX that establish requirements for both management and auditors of public companies with respect to reporting on internal control over financial reporting. In 2004, we have devoted significant financial and other resources to review and strengthen our internal controls in advance of complying with the Section 404 requirements. The requirements and processes associated with Section 404 are new and untested and we cannot be certain that the measures we have taken will be sufficient to meet the Section 404 requirements or that we will be able to implement and maintain adequate controls over our financial processes and reporting in the future. Moreover, we cannot be certain that the costs associated with such measures will not exceed our estimates, which could impact our overall level of profitability. Any failure to meet the Section 404 requirements or to implement required new or improved controls, or difficulties or unanticipated costs encountered in their implementation, could cause investors to lose confidence in our reported financial information or could harm our financial results, which could have a negative effect on the trading price of our stock.

Our business and operating results will suffer if our systems or networks fail, become unavailable or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation of our information systems and networks. A significant or repeated reduction in the performance, reliability or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers.

We have on occasion experienced system errors and failures that cause interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of our computer and communications infrastructure is enhanced because it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. We do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

We rely on the continued reliable operation of third parties' systems and networks and, if these systems and networks fail to operate or operate poorly, our business and operating results will be harmed.

Our operations are in part dependent upon the continued reliable operation of the information systems and networks of third parties. If these third parties do not provide reliable operation, our ability to service our customers will be impaired and our business, reputation and operating results could be harmed.

Our network is subject to security risks that could harm our business and reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit and store such information and data securely, and any costs associated with preventing or eliminating such problems, could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. Any successful attack or breach of our security could hurt consumer demand for our products and services, expose us to consumer class action lawsuits and harm our business.

Our international operations expose our business to additional operational and financial risks.

We operate subsidiaries in several foreign countries, and market and sell products in a number of countries. A significant portion of our revenue is derived from international operations. Our foreign operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language and cultural differences, different or conflicting laws and regulations and exchange rate fluctuations. Any of these factors could harm our future international operations, and consequently our business, operating results and financial condition. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements.

The growth of our business is dependent in part on successfully implementing our international expansion strategy.

A key part of our strategy is to develop localized products and services in international markets through joint ventures, subsidiaries and branch offices. If we do not successfully implement this strategy, we may not recoup our international investments and we may fail to develop or lose worldwide market share. To date, we have only limited experience in developing localized versions of our products and services and marketing and operating our products and services internationally, and we often rely on the efforts and abilities of third party foreign business partners for such activities. We believe that in light of the potential size of the customer base and the audience for content, and the substantial anticipated competition, we need to continue to expand into international markets in order to effectively obtain and maintain market share.

We may be unable to adequately protect our proprietary rights.

Our ability to compete partly depends on the superiority, uniqueness and value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of our intellectual property:

- Our applications for patents and trademarks relating to our business may not be granted and, if granted, may be challenged or invalidated;
- Issued patents and trademarks may not provide us with any competitive advantages;
- Our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology;
- Our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop; or
- Another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products.

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

Disputes regarding the ownership of technologies and rights associated with streaming media, digital distribution and online businesses are common and likely to arise in the future. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. We are now investigating a number of such pending claims, some of which are described in Part II of this report under the heading "Legal Proceedings." In addition, certain of these pending claims are moving closer to trial and we expect that our potential costs of defending these claims may increase as we move into the trial phase of the proceedings.

Interpretation of existing laws that did not originally contemplate the Internet could harm our business and operating results.

The application of existing laws governing issues such as property ownership, copyright and other intellectual property issues to the Internet is not clear. Many of these laws were adopted before the advent of the Internet and do not address the unique issues associated with the Internet and related technologies. In many cases, the relationship of these laws to the Internet has not yet been interpreted. New interpretations of existing laws may increase our costs, require us to change business practices or otherwise harm our business.

It is not yet clear how laws designed to protect children that use the Internet may be interpreted, and such laws may apply to our business in ways that may harm our business.

The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

We may be subject to legal liability for the provision of third-party products, services or content.

We periodically enter into arrangements to offer third-party products, services, content or advertising under our brands or via distribution on our websites or in our products or service offerings. We may be subject to claims concerning these products, services, content or advertising by virtue of our involvement in marketing, branding, broadcasting or providing access to them. Our agreements with these parties may not adequately protect us from these potential liabilities. It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us, including, for example, claims for intellectual property infringement. Investigating and defending any of these types of claims is expensive, even if the claims do not result in liability. If any of these claims results in liability, we could be required to pay damages or other penalties, which could harm our business and our operating results.

Our directors and executive officers beneficially own approximately one third of our stock, which gives them significant control over certain major decisions on which our shareholders may vote, may discourage an acquisition of us, and any significant sales of stock by our officers and directors could have a negative effect on our stock price.

Our executive officers, directors and affiliated persons beneficially own more than one third of our common stock. Robert Glaser, our Chief Executive Officer and Chairman of the Board, beneficially owns the majority of that stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;

- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

RealNetworks also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks.

We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, the zero coupon convertible subordinated notes and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

When we account for employee stock options using the fair value method, it could significantly reduce our results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires a company to recognize, as an expense, the fair value of stock options and other stock-based compensation beginning in the quarter ending September 30, 2005. We will be required to record an expense for our stock-based compensation plans using the fair value method as described in SFAS 123R, which will have significant and ongoing accounting charges. Stock options are also a key part of the compensation packages that we offer our employees. If we are forced to curtail our broad-based option program, it may become more difficult for us to attract and retain employees.

Our stock price has been volatile in the past and may continue to be volatile.

The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended December 31, 2004, the price of our common stock ranged from $7.27 to $4.39 per share. Our stock price could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results or changes in financial estimates or recommendations by securities analysts, as well as any of the other risk factors described above.

In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors have in the past and may in the future reduce our stock price, regardless of our operating performance.

Financial forecasting of our operating results will be difficult because of the changing nature of our products and business, and our actual results may differ from forecasts.

As a result of the dynamic and changing nature of our products and business, and of the markets in which we compete, it is difficult to accurately forecast our revenue, gross margin, operating expenses, number of subscribers and other financial and operating data. Our inability or the inability of the financial community to accurately forecast our operating results could result in our reported net income (losses) in a given quarter to differ from expectations, which could cause a decline in the trading price of our common stock.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.

We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees. Our business would be harmed if one or more states or any foreign country were able to require us to collect sales or other taxes from past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and would likely have to pay such taxes out of our own funds.

Effective July 1, 2003, we began collecting Value Added Tax, or VAT, on sales of "electronically supplied services" provided to European Union residents, including software products, games, data, publications, music, video and fee-based broadcasting services. There can be no assurance that the European Union will not make further modifications to the VAT collection scheme, the effects of which could require significant enhancements to our systems and increase the cost of selling our products and services into the European Union. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

The Internet Tax Freedom Act, or ITFA, which Congress extended until November 2007, among other things, imposed a moratorium on discriminatory taxes on electronic commerce. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this document, all of which are subject to risks and uncertainties. When we use words such as "may", "anticipate," "expect," "intend," "plan," "believe," "seek" and "estimate" or similar words, we are making forward-looking statements. Forward-looking statements include information concerning our possible or assumed future business success or financial results. Such forward-looking statements include, but are not limited to, statements as to our expectations regarding:

- the future development and growth of, and opportunities for, premium digital audio and video content online;
- anticipated effects of the increased adoption of broadband on consumers use and purchase of digital media over the Internet;
- competition from existing and new competitors in each of our markets, and our ability to compete with such competitors;
- anticipated future competitive activities of Apple and Microsoft, and the anticipated results of those activities;
- the continued growth of our total revenues in 2005;
- anticipated fluctuation in our online content subscriber base and revenue;
- our costs of service revenue and its impact on our gross margins;
- anticipated fluctuations in our revenue and cost of service revenue;
- anticipated future increases in our sales and marketing expenses;
- anticipated effects of potential content acquisition transactions;
- the impact of our interest in MusicNet on our operating results;
- our future activities under our stock repurchase program;
- future capital needs and capital expenditures;

- the future impact of a sudden change in market interest rates on our operating results and cash flows;
- the impact and duration of current litigation in which we are involved, including our suit with Microsoft for alleged antitrust violations;
- the impact of SFAS 123R on our consolidated statements of operations;
- the likelihood of, and the likely effect and costs of, potential future litigation involving us;
- anticipated consolidation and strategic partnering activities in our markets; and
- potential future charges relating to excess facilities, impairment of assets and reduction in value of investments.

You should note that an investment in our common stock involves certain risks and uncertainties that could affect our future business success or financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Factors That May Affect Our Business, Future Operating Results and Financial Condition" and elsewhere in our Annual Report on Form 10-K.

We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Factors That May Affect Our Business, Future Operating Results and Financial Condition" and elsewhere in our Annual Report on Form 10-K could materially and adversely affect our business, financial condition and operating results. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy guidelines. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a falling rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity and the substantial majority of our short-term investments mature within one year of purchase, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2004.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2004 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates		Amortized Cost	Estimated Fair Value
		2005	2006		
Short-term investments:					
U.S. Government agency securities	2.97%	$134,534	$10,000	$144,534	$144,195
Total short-term investments	2.97%	$134,534	$10,000	$144,534	$144,195

Investment Risk. As of December 31, 2004, we had investments in voting capital stock of both publicly- and privately-held technology companies for business and strategic purposes. Some of these securities do not have a quoted market price. Our investments in publicly traded companies are carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. Based upon an evaluation of the facts and circumstances during 2004 and 2003, we determined that an other-than-temporary impairment had occurred on one investment in 2004 and two of our investments in 2003. Impairment charges have been recorded to reflect these investments at fair value. Impairment charges of $0.5 million and $0.4 million were recognized in 2004 and 2003, respectively. Equity price fluctuations of plus or minus 10% of prices at December 31, 2004 would have had an approximate $3.3 million impact on the value of our investments in publicly traded companies at December 31, 2004, related primarily to our investment in a publicly traded Japanese company.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers.

A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. Foreign exchange rate fluctuations did not have a material impact on our financial results for the years ended December 31, 2004, 2003 and 2002.

At December 31, 2004, we had the following foreign currency contracts outstanding (in thousands):

	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP")				
(contracts to receive GBP/pay US$)	(GBP)	780	$1,502	$ (1)
Euro ("EUR")				
(contracts to pay EUR/receive US$)	(EUR)	2,650	$3,527	$(88)
Japanese Yen ("YEN")				
(contracts to receive YEN/pay US$)	(YEN)	123,000	$1,168	$ 27

At December 31, 2003, we had the following foreign currency contracts outstanding (in thousands):

	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP")				
(contracts to receive GBP/pay US$)	(GBP)	1,100	$1,926	$ 34
Euro ("EUR")				
(contracts to pay EUR/receive US$)	(EUR)	2,150	$2,648	$(48)
Japanese Yen ("YEN")				
(contracts to pay YEN/receive US$)	(YEN)	295,200	$2,749	$ (2)

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value.

Item 8. *Financial Statements and Supplementary Data*

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 363,621	$ 373,593
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $3,286 in 2004 and $2,858 in 2003	14,501	10,618
Prepaid expenses and other current assets	8,196	8,879
Total current assets	386,318	393,090
Equipment and leasehold improvements, at cost:		
Equipment and software	45,324	37,110
Leasehold improvements	25,015	26,085
Total equipment and leasehold improvements	70,339	63,195
Less accumulated depreciation and amortization	41,508	33,258
Net equipment and leasehold improvements	28,831	29,937
Restricted cash equivalents	20,151	19,953
Notes receivable from related parties	106	771
Equity investments	36,588	34,577
Other assets	2,908	4,069
Goodwill, net of accumulated amortization of $95,529 in 2004 and 2003	119,217	97,477
Other intangible assets, net of accumulated amortization of $4,608 in 2004 and $615 in 2003	8,383	1,065
Total assets	$ 602,502	$ 580,939
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,219	$ 6,865
Accrued and other liabilities	50,033	39,400
Deferred revenue, excluding non-current portion	30,307	31,186
Accrued loss on excess office facilities and content agreement, excluding non-current portion	8,160	4,960
Total current liabilities	98,719	82,411
Deferred revenue, excluding current portion	548	4,561
Accrued loss on excess office facilities and content agreement, excluding current portion	19,017	24,099
Deferred rent	3,413	3,382
Convertible debt	100,000	100,000
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding Series A: authorized 200 shares	—	—
Undesignated series: authorized 59,800 shares	—	—
Common stock, $0.001 par value Authorized 1,000,000 shares; issued and outstanding 170,626 shares in 2004 and 164,197 shares in 2003	171	164
Additional paid-in capital	668,752	639,369
Note receivable from shareholder	(10)	(58)
Deferred stock compensation	(147)	(620)
Accumulated other comprehensive income	14,589	7,184
Accumulated deficit	(302,550)	(279,553)
Total shareholders' equity	380,805	366,486
Total liabilities and shareholders' equity	$ 602,502	$ 580,939

See accompanying notes to consolidated financial statements

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Net revenue(A)	$266,719	$202,377	$182,679
Cost of revenue(B)	92,207	68,343	50,269
Loss on content agreement	4,938	—	—
Gross profit	169,574	134,034	132,410
Operating expenses:			
Research and development (excluding non-cash stock-based compensation, included below, of $459 for 2004, $967 for 2003 and $1,328 for 2002)	51,607	46,763	48,186
Sales and marketing	96,779	77,335	73,928
General and administrative (excluding non-cash stock-based compensation, included below, of $236 for 2004 and $153 for 2003)	31,302	21,007	19,820
Antitrust litigation	11,048	1,574	—
Loss on excess office facilities	866	7,098	17,207
Personnel reduction and related charges	—	—	3,595
Stock-based compensation	695	1,120	1,328
Total operating expenses	192,297	154,897	164,064
Operating loss	(22,723)	(20,863)	(31,654)
Other income (expense):			
Interest income, net	4,452	4,251	7,483
Equity in net loss of MusicNet	(4,351)	(5,378)	(6,324)
Impairment of equity investments	(450)	(424)	(5,103)
Other income	597	1,107	3,217
Other income (expense), net	248	(444)	(727)
Net loss before income taxes	(22,475)	(21,307)	(32,381)
Income tax provision	(522)	(144)	(5,972)
Net loss	$ (22,997)	$ (21,451)	$ (38,353)
Basic and diluted net loss per share	$ (0.14)	$ (0.13)	$ (0.24)
Shares used to compute basic and diluted net loss per Share	168,907	160,309	159,365
Comprehensive loss:			
Net loss	$ (22,997)	$ (21,451)	$ (38,353)
Unrealized gain (loss) on investments:			
Unrealized holding gains (losses), net of tax	7,557	8,035	(55,900)
Adjustments for gains reclassified to net loss	(53)	(56)	(1,705)
Foreign currency translation gains (losses)	(99)	259	88
Comprehensive loss	$ (15,592)	$ (13,213)	$ (95,870)
(A) Components of net revenue:			
License fees	$ 71,706	$ 61,970	$ 72,753
Service revenue	195,013	140,407	109,926
	$266,719	$202,377	$182,679
(B) Components of cost of revenue:			
License fees	$ 28,206	$ 9,917	$ 6,865
Service revenue	64,001	58,426	43,404
	$ 92,207	$ 68,343	$ 50,269

See accompanying notes to consolidated financial statements

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (22,997)	$ (21,451)	$ (38,353)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Amortization of stock-based compensation	695	1,120	1,328
Depreciation and amortization of equipment, leasehold improvements and other intangible assets	14,643	11,250	11,760
Impairment of equity investments	450	424	5,103
Equity in net losses of equity method investments	4,351	5,378	6,790
Gain on sale of equity investments	(561)	(824)	(2,348)
Accrued loss on excess office facilities	(4,799)	3,009	13,498
Accrued loss on content agreement	2,917	—	—
Deferred income taxes	—	—	5,585
Other	1,592	381	567
Changes in certain assets and liabilities:			
Trade accounts receivable	(3,314)	(4,267)	(914)
Prepaid expenses and other current assets	1,258	164	(27)
Accounts payable	3,577	(1,024)	(2,532)
Accrued and other liabilities	12,810	5,700	965
Deferred revenue	(3,599)	(8,649)	(2,210)
Net cash provided by (used in) operating activities	7,023	(8,789)	(788)
Cash flows from investing activities:			
Purchases of equipment and leasehold improvements	(10,018)	(9,065)	(6,264)
Purchases of short-term investments	(293,560)	(311,367)	(524,817)
Sales and maturities of short-term investments	324,512	322,742	578,012
Additions to and purchases of long-term equity investments	—	(3,266)	(6,550)
Purchases of intangible and other assets	(4,839)	—	—
Proceeds from repayments of notes receivable	—	85	—
Increase in restricted cash equivalents	(198)	(2,488)	—
Proceeds from sale of long-term equity investments	572	1,237	3,312
Payment of acquisition costs, net of cash acquired	(10,477)	(20,257)	(2,422)
Net cash provided by (used in) investing activities	5,992	(22,379)	41,271
Cash flows from financing activities:			
Proceeds from sale of convertible debt, net of offering costs of $3,037	—	96,963	—
Net proceeds from sales of common stock and exercise of stock options and warrants	8,489	10,166	7,741
Repurchase of common stock	—	—	(30,728)
Net cash provided by (used in) financing activities	8,489	107,129	(22,987)
Effect of exchange rate changes on cash	(106)	288	101
Net increase in cash and cash equivalents	21,398	76,249	17,597
Cash and cash equivalents at beginning of year	198,028	121,779	104,182
Cash and cash equivalents at end of year	$ 219,426	$ 198,028	$ 121,779
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 415	$ 683	$ 352
Supplemental disclosure of non-cash financing and investing activities:			
Common stock and options to purchase common stock issued in business combinations	$ 20,901	$ 19,376	$ 1,004
Accrued acquisition costs and contingent consideration	$ —	$ 1,649	$ —
Payable for repurchase of common stock	$ —	$ —	$ 216

See accompanying notes to consolidated financial statements

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Notes Receivable from Shareholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount						
					(In thousands)			
Balances at December 31, 2001	159,844	$160	$628,919	$ —	$ (914)	$ 56,463	$(219,749)	$464,879
Common stock issued for:								
Exercise of options and Employee Stock Purchase Plan	4,175	4	7,737	—	—	—	—	7,741
Business combination	374	—	2,488	—	(1,484)	—	—	1,004
Amortization of deferred stock compensation	—	—	—	—	1,328	—	—	1,328
Repurchase of common stock	(6,712)	(6)	(29,594)	—	—	—	—	(29,600)
Unrealized loss on investments, net of tax	—	—	—	—	—	(55,900)	—	(55,900)
Adjustments for gains reclassified to net loss	—	—	—	—	—	(1,705)	—	(1,705)
Translation adjustment	—	—	—	—	—	88	—	88
Other	—	—	283	—	—	—	—	283
Net loss	—	—	—	—	—	—	(38,353)	(38,353)
Balances at December 31, 2002	157,681	158	609,833	—	(1,070)	(1,054)	(258,102)	349,765
Common stock issued for:								
Exercise of options and Employee Stock Purchase Plan	2,715	2	10,164	—	—	—	—	10,166
Business combination	3,801	4	19,372	—	(670)	—	—	18,706
Notes receivable acquired in business combination	—	—	—	(83)	—	—	—	(83)
Amortization of deferred stock compensation	—	—	—	—	1,120	—	—	1,120
Repayment of notes receivable from shareholders	—	—	—	25	—	—	—	25
Unrealized gain on investments, net of tax	—	—	—	—	—	8,035	—	8,035
Adjustments for gains reclassified to net loss	—	—	—	—	—	(56)	—	(56)
Translation adjustment	—	—	—	—	—	259	—	259
Net loss	—	—	—	—	—	—	(21,451)	(21,451)
Balances at December 31, 2003	164,197	164	639,369	(58)	(620)	7,184	(279,553)	366,486
Common stock issued for:								
Exercise of options and Employee Stock Purchase Plan	3,423	4	8,485	—	—	—	—	8,489
Business combination	3,007	3	20,898	—	(222)	—	—	20,679
Notes receivable retired	(8)	—	(41)	48	—	—	—	7
Amortization of deferred stock compensation	—	—	—	—	695	—	—	695
Shares issued for Director payment	7	—	41	—	—	—	—	41
Unrealized gain on investments, net of tax	—	—	—	—	—	7,557	—	7,557
Adjustments for gains reclassified to net loss	—	—	—	—	—	(53)	—	(53)
Translation adjustment	—	—	—	—	—	(99)	—	(99)
Net loss	—	—	—	—	—	—	(22,997)	(22,997)
Balances at December 31, 2004	170,626	$171	$668,752	$(10)	$ (147)	$ 14,589	$(302,550)	$380,805

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002

Note 1. Description of Business and Summary of Significant Accounting Policies

A. *Description of Business.* RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including its limited history of certain of its product and service offerings and the limited history of premium subscription services on the Internet. The Company's success will depend on the acceptance of the Company's technology and services and the ability to generate related revenue.

B. *Basis of Presentation.* The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

C. *Cash, Cash Equivalents, Short-Term Investments and Marketable Equity Securities.* The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is a determinable fair market value and there are no restrictions on the Company's ability to sell within the next 12 months. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense). The cost basis for determining realized gains and losses on available-for-sale securities is determined using the specific identification method.

D. *Other Investments.* The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence and the related securities do not have a quoted market price.

The Company's investment in MusicNet, Inc. (MusicNet) is accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of MusicNet's earnings or net loss is included in the Company's consolidated operating results. Because the Company has loaned MusicNet funds and based on the nature of the loans, the Company has concluded the loans represent in-substance common stock. Therefore, the Company recorded more than its relative ownership share of MusicNet's net losses.

E. *Fair Value of Financial Instruments.* At December 31, 2004, the Company had the following financial instruments: cash and cash equivalents, investments, accounts receivable, accounts payable, accrued liabilities and convertible debt. The carrying value of cash and cash equivalents, investments, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The fair value of convertible debt, which has a carrying value of $100 million, was approximately $99.1 million and $89.1 million at December 31, 2004 and 2003, respectively.

F. *Revenue Recognition.* The Company recognizes revenue in connection with its software products pursuant to the requirements of Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), as amended by Statement of Position No. 98-9, "Software Revenue Recognition with Respect to Certain

Arrangements." Some of the Company's software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements are generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. Revenue for consulting services is generally recognized as the services are performed.

If the Company provides consulting services that are considered essential to the functionality of the software products, both the software product revenue and services revenue are recognized under contract accounting in accordance with the provisions of SOP 81-1. "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue from these arrangements is recognized under the percentage of completion method based on the ratio of direct labor hours incurred to date to total projected labor hours.

For transactions not falling under the scope of SOP 97-2, the Company's revenue recognition policies are in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, "Revenue Recognition," and the FASB's Emerging Issues Task Force Issue No. 00-21. SAB 104 was issued on December 17, 2003 and supercedes SAB 101, "Revenue Recognition." The adoption of SAB 104 did not materially affect the Company's revenue recognition policies, its results of operations, financial position or cash flows.

Revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. If at the outset of the customer arrangement, the Company determines that the arrangement fee is not fixed or determinable or that collectibility is not probable, the Company defers the revenue and recognizes the revenue when the arrangement fee becomes due and payable or as cash is received when collectibility concerns exist.

For multiple element arrangements when Company-specific objective evidence of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, the Company recognizes revenue under the residual method. Under the residual method, at the outset of the arrangement with a customer, the Company defers revenue for the fair value of its undelivered elements such as consulting services and product support and upgrades, and recognizes the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses, when the criteria in SOP 97-2 have been met. If specific objective evidence does not exist for an undelivered element in a software arrangement, which may include distribution or other term-based arrangements in which the license fee includes support during the arrangement term, revenue is recognized over the term of the support period commencing upon delivery of the Company's technology to the customer. For software license fees in single element arrangements such as consumer software sales and music copying or "burning," revenue recognition typically occurs when the product is made available to the customer for download or when products are shipped to the customer, or in the case of music burns, when the burn occurs.

Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating the Company's software to the end user. In the case of prepayments received from an OEM, the Company generally recognizes revenue based on the actual products sold by the OEM. If the Company provides ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, revenue is generally recognized ratably over the term of the contract.

Service revenue includes payments under support and upgrade contracts, media subscription services, and fees from consulting services and streaming media content hosting. Support and upgrade revenue is recognized ratably over the term of the contract, which typically is twelve months. Media subscription service revenue is recognized ratably over the period that services are provided, which is generally one to twelve months. Other service revenues are recognized when the services are performed.

Fees generated from advertising appearing on the Company's websites, and from advertising included in the Company's products are recognized as revenue over the terms of the contracts. The Company may guarantee a minimum number of advertising impressions, click-throughs or other criteria on the Company's websites or products for a specified period. The Company recognizes the corresponding revenue as the delivery of the advertising occurs.

G. *Research and Development.* Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs as technological feasibility is generally not established until a working model is completed at which time substantially all development is complete.

H. *Stock-Based Compensation.* The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the Company accounts for stock-based compensation transactions with employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees," (APB 25) and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price. Compensation cost for awards to non-employees is based on the fair value of the awards in accordance with SFAS 123 and related interpretations.

The Company recognizes compensation cost related to fixed employee awards on an accelerated basis over the applicable vesting period using the methodology described in Financial Accounting Standards Board (FASB) Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

At December 31, 2004, the Company had four stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB 25 and related interpretations. The following table illustrates the effect on net loss and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Net loss, as reported	$(22,997)	$(21,451)	$ (38,353)
Stock-based employee compensation expense included in reported net loss, net of related tax effects	695	1,120	1,328
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(21,227)	(33,899)	(77,781)
Pro forma net loss	$(43,529)	$(54,230)	$(114,806)
Net loss per share:			
Basic and diluted — as reported	$ (0.14)	$ (0.13)	$ (0.24)
Basic and diluted — pro forma	(0.26)	(0.34)	(0.72)

I. *Advertising Expenses.* The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in sales and marketing expense and totaled $13.0 million in 2004, $6.2 million in 2003 and $3.8 million in 2002.

J. *Depreciation and Amortization.* Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets, generally three years, or the lease term. Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in business combinations accounted for under the purchase method. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144).

In connection with SFAS 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test which would require the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. As of January 1, 2002, the second step was not required as the implied fair value of the Company's reporting units exceeded their respective carrying amounts. In the fourth quarters of 2004, 2003 and 2002, the Company performed a similar test to that described above, in connection with its annual impairment test required under SFAS 142 and, again, the implied fair value of the reporting units exceeded their respective carrying amounts and the Company was not required to recognize an impairment loss.

K. *Income Taxes.* The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

L. *Trade Accounts Receivable.* Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectibility. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. As of December 31, 2004, one international customer accounted for approximately 12% total trade accounts receivable. As of December 31, 2003, one international customer accounted for 20% of total trade accounts receivable. No one customer accounted for more than 10% of total trade accounts receivable at December 31, 2002.

M. *Derivative Financial Instruments.* The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in other comprehensive income until the hedged item is recognized in results of operations.

The following foreign currency contracts were outstanding and recorded at fair value (in thousands):

December 31, 2004	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP")				
(contracts to receive GBP/pay US$)	(GBP)	780	$1,502	$ (1)
Euro ("EUR")				
(contracts to pay EUR/receive US$)	(EUR)	2,650	$3,527	$(88)
Japanese Yen ("YEN")				
(contracts to receive YEN/pay US$)	(YEN)	123,000	$1,168	$ 27

December 31, 2003	Contract Amount (Local Currency)		Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP")				
(contracts to receive GBP/pay US$)	(GBP)	1,100	$1,926	$ 34
Euro ("EUR")				
(contracts to pay EUR/receive US$)	(EUR)	2,150	$2,648	$(48)
Japanese Yen ("YEN")				
(contracts to pay YEN/receive US$)	(YEN)	295,200	$2,749	$ (2)

No derivative instruments which were designated as hedges for accounting purposes were outstanding at December 31, 2004 and 2003.

N. *Net Loss Per Share.* Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common and dilutive common equivalent shares outstanding during the period. As the Company had a net loss in 2004, 2003 and 2002, basic and diluted net loss per share are the same for those periods. Potentially dilutive securities outstanding were not included in the computation of diluted net loss per common share because to do so would have been anti- dilutive. The share count used to compute basic and diluted net loss per share is calculated as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Weighted average shares outstanding	169,056	160,580	159,739
Less restricted shares	149	271	374
Shares used to compute basic and diluted net loss per share	168,907	160,309	159,365

Potentially dilutive securities for the year ended December 31, 2004 included options to purchase approximately 35.5 million common shares with a weighted average exercise price of $7.13 per share and approximately 10.8 million contingently issuable common shares related to convertible debt described in Note 10. Potentially dilutive securities for the year ended December 31, 2003 included options to purchase approximately 36.6 million common shares with a weighted average exercise price of $7.05 per share and approximately 10.8 million contingently issuable common shares related to convertible debt. Potentially dilutive securities for the year ended December 31, 2002 included options to purchase approximately 34.6 million common shares with a weighted average exercise price of $7.23 per share.

O. *Comprehensive Income (Loss).* The Company's comprehensive loss for 2004, 2003 and 2002 consisted of net loss, unrealized gains (losses) on marketable securities and the gross amount of foreign currency translation gains (losses). The tax effect of the foreign currency translation gains (losses) and unrealized gains (losses) on investments has been taken into account if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2004	2003
Unrealized gains on investments, including taxes of $16,916 in 2004 and 2003	$14,905	$7,401
Foreign currency translation adjustments	(316)	(217)
	$14,589	$7,184

P. *Foreign Currency.* The Company considers the functional currency of its foreign subsidiaries to be the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2004, 2003 and 2002.

Q. *Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

R. *Impairment of Long-Lived Assets.* SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale, and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not affect the Company's consolidated financial statements.

In accordance with SFAS 144, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. Factors the Company considers important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

S. *Reclassifications.* Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation.

T. *New Accounting Pronouncements.* In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005. The Company is required to adopt SFAS 123R in the quarter ending September 30, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Compensation" (Note 1 H) for the pro forma net loss and net loss per share amounts, for 2004, 2003 and 2002, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expects the adoption to have a material impact on the consolidated statements of operations and comprehensive income (loss) and net income (loss) per share.

Note 2. Cash and Cash Equivalents and Short-Term Investments

The Company considers all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value which is based on quoted market prices. The Company had net unrealized losses on short-term investments of approximately $0.3 million at December 31, 2004 and net unrealized gains of approximately $0.1 million at December 31, 2003. All short-term investments have remaining contractual maturities of two years or less.

The Company's cash, cash equivalents and short-term investments consist of the following (in thousands):

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 4,613	$ —	$ —	$ 4,613
Money market mutual funds	63,245		—	63,245
Corporate notes & bonds	74,806	—	—	74,806
U.S. Government agency securities	76,762	—	—	76,762
Total cash and cash equivalents	219,426	—	—	219,426
Short-term investments:				
U.S. Government agency securities	144,534	—	(339)	144,195
Total short-term investments	144,534	—	(339)	144,195
Total cash, cash equivalents and short-term investments	$363,960	$ —	$(339)	$363,621
Restricted cash equivalents	$ 20,151	$ —	$ —	$ 20,151

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 1,105	$ —	$ —	$ 1,105
Money market mutual funds	196,923			196,923
Total cash and cash equivalents	198,028	—	—	198,028
Short-term investments:				
Corporate notes & bonds	502	—	—	502
U.S. Government agency securities	174,984	92	(13)	175,063
Total short-term investments	175,486	92	(13)	175,565
Total cash, cash equivalents and short-term investments	$373,514	$ 92	$(13)	$373,593
Restricted cash equivalents	$ 19,953	$ —	$ —	$ 19,953

At December 31, 2004, restricted cash equivalents represent (a) cash equivalents pledged as collateral against a $10.0 million letter of credit in connection with a lease agreement for the Company's corporate headquarters, (b) cash equivalents pledged as collateral against a $7.3 million letter of credit with a bank which represents collateral on the lease of a building located near the Company's corporate headquarters, (c) cash equivalents of $2.8 million pledged as collateral against minimum payments in connection with a contract for services, and (d) $0.1 million pledged as collateral in connection with credit agreements with certain financial institutions.

Realized gains or losses on sales of available-for-sale securities for 2004, 2003 and 2002 were not significant.

In accordance with EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments", the following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government agency securities	$134,203	(331)	9,992	(8)	144,195	(339)
Total	$134,203	(331)	9,992	(8)	144,195	(339)

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments is primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of available-for-sale debt securities at December 31, 2004 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$134,534	$134,203
Between one year and two years	10,000	9,992
Short-term investments	$144,534	$144,195

Note 3. Notes Receivable from Related Parties and Shareholder

Notes receivable from related parties are carried at the estimated net realizable value and consist of cash loans made in 2000 by Listen.com, Inc. (Listen), a company acquired by RealNetworks in 2003 (See Note 4), to certain former officers of Listen. The notes are limited recourse and bear interest at rates ranging from 6.13% to 6.60% and are due between February 2005 and September 2005.

Note receivable from shareholder is carried at the net realizable value and consists of a full recourse note issued as consideration for the exercise of Listen stock options by an individual that was an employee of the Company through December 2004 and was an employee of Listen at the date of issuance of the note receivable. The note bears interest at a rate of 5.28% and is due seven years from the date of issuance.

Note 4. Business Combinations: Goodwill & Intangible Assets

A. Business Combination in 2004.

On January 30, 2004, the Company acquired all of the outstanding securities of GameHouse, Inc. (GameHouse) in exchange for approximately $9.1 million in cash payments, including an estimated future payment of $0.1 million to cover certain tax obligations of the selling shareholders, and 3.0 million shares and options to acquire 0.3 million shares of RealNetworks common stock valued at approximately $20.9 million. The value assigned to the stock portion of the purchase price was $6.40 per share based on the average closing price of RealNetworks' common stock for the five days beginning two days prior to and ending two days after January 26, 2004 (the date of the Agreement and Plan of Merger). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $0.4 million in acquisition-related expenditures consisting primarily of professional fees. Certain former GameHouse shareholders are eligible to receive up to $5.5 million over a four-year period, payable in cash or, at the Company's discretion, in RealNetworks common stock valued in that amount provided they remain employed by RealNetworks during such period. In addition, the Company may be obligated to pay up to $1.0 million over a four-year period to certain GameHouse employees in the form of a management incentive plan. Such amounts are not included in the aggregate purchase price and, to the extent earned, are being recorded as compensation expense over the related employment periods.

GameHouse is a developer, publisher and distributor of downloadable PC and mobile games. The Company believes that combining GameHouse's assets with RealNetworks' subscription games service and downloadable games distribution platform will strengthen the Company's position in the PC games market. The results of GameHouse's operations are included in RealNetworks' consolidated financial statements starting from the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$ 9,131
Fair value of RealNetworks common stock and options issued	20,901
Direct acquisition costs	350
Total	$30,382

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values by a third-party appraisal as summarized below. The respective estimated fair values were determined as of the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $21.9 million. Goodwill in the amount of $21.9 million is not deductible for tax purposes. Pro forma results are not presented, as they are not material to the Company's overall financial statements.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,315
Property and equipment	82
Technology/ Games	5,200
Tradename	1,600
Customer list	400
Goodwill	21,894
Current liabilities	(331)
Deferred stock compensation	222
Net assets acquired	$30,382

Technology/ Games have a weighted average estimated useful life of two years. Tradename and customer list have a weighted average estimated useful life of four years.

B. Business Combination in 2003.

In August 2003, the Company acquired all of the outstanding securities of Listen in exchange for approximately $18.8 million in cash payments, including a $1.5 million payment made in January 2004 based on the achievement of a specified milestone, and 3.8 million shares and 0.4 million options to acquire shares of

RealNetworks common stock valued at $19.4 million. The value assigned to the stock portion of the purchase price was $4.72 per share based on the average closing price of RealNetworks' common stock for the five days beginning two days prior to and ending two days after April 21, 2003 (the date of the Agreement and Plan of Merger and Reorganization). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $0.7 million in acquisition-related expenditures consisting primarily of professional fees. In addition, as of the acquisition date, RealNetworks had invested $7.3 million in Listen in the form of convertible promissory notes that became a part of the purchase consideration. The cash balance at Listen on the acquisition date was $4.9 million. As part of the acquisition, a management incentive plan was established whereby certain employees of Listen could be entitled over a two-year period to receive payments in cash or stock having a value of up to $3.0 million.

Listen operates an on-demand and premium, commercial-free music subscription service for which it charges monthly subscription fees. It also provides its subscribers with the ability to copy or "burn" music to compact discs for which it charges a per-track fee. The Company believes that combining the services of Listen with the Company's digital music assets and distribution network will enable the Company to create a compelling digital music experience. The results of Listen's operations are included in the Company's consolidated financial statements since the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$18,754
Fair value of RealNetworks common stock and options issued	19,376
Convertible notes receivable converted upon acquisition	7,300
Direct acquisition costs	735
Total	$46,165

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective fair values were determined by a third party appraisal at the acquisition date. Goodwill in the amount of $37.4 million is not deductible for tax purposes.

A summary of the allocation of the purchase price follows (in thousands):

Current assets	$ 6,738
Property and equipment	1,435
Other assets	988
Tradenames	132
Patents	252
Subscriber and Distribution Agreements	346
Goodwill	37,400
Current liabilities	(1,879)
Shareholder notes receivable	83
Deferred stock compensation	670
Net assets acquired	$46,165

Tradenames and patents have a weighted average estimated useful life of one year and subscriber and distribution agreements have a weighted average estimated useful life of four years.

The following table presents unaudited pro forma results of operations for the years ended December 31, 2003 and 2002 as if the acquisition of Listen had occurred on January 1, 2003 and January 1, 2002, respectively. The unaudited pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions taken place at the beginning of the periods presented, nor is it necessarily indicative of results that may occur in the future.

	Year Ended December 31,	
	2003	2002
Revenue	$205,054	$183,352
Net loss	(29,604)	(57,463)
Net loss per share	$ (0.18)	$ (0.35)

C. Business Combination in 2002.

In April 2002, the Company acquired, for cash and common stock valued at approximately $5.1 million, a privately held company engaged in the business of developing Internet media software and technology. The acquisition was accounted for as a purchase transaction and, accordingly, RealNetworks' results include the results for the acquired company since the transaction date. Goodwill of $2.3 million and acquired technology of $0.9 million were recorded as a result of the acquisition. The Company had previously made an equity investment in the acquired company and its investment balance at the time of the acquisition was included in the purchase price allocation. Pro forma results are not presented, as they are not material to the Company's overall financial statements. Certain former shareholders of the acquired company are eligible to receive additional cash and common stock valued at approximately $3.1 million over a thirty-month period provided that they remain employed by RealNetworks during such period. These costs are being recognized as compensation cost over the related employment period.

D. Goodwill, Acquisition Charges and Stock-Based Compensation.

During the years ended December 31, 2004, 2003 and 2002, the Company conducted its annual impairment testing. Based upon the Company's annual analysis, there was no impairment of goodwill during 2004, 2003 or 2002. As of December 31, 2004, other intangible assets acquired in business combinations consisted of acquired technology, tradenames, patents, and subscriber and distribution agreements. Amortization expense related to these assets was $3.6 million, $0.7 million and $0.3 million in 2004, 2003 and 2002, respectively and was $0.4 million in 2004 related to purchased intangible assets. Amortization expense related to acquired and purchased intangible assets is estimated to be $4.4 million, $1.6 million, $1.2 million, $0.8 million and $0.4 million in 2005, 2006, 2007, 2008 and 2009, respectively.

Note 5. Other Investments

RealNetworks has made minority equity investments for business and strategic purposes through the purchase of voting capital stock of companies. The Company's investments in publicly traded companies are available for sale, carried at current market value and are classified as long-term. The Company periodically evaluates whether declines in fair value, if any, of its investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. The Company also considers other factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, the Company considers similar qualitative and quantitative factors and also considers the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2004 and 2003, the Company determined that other-than-temporary declines in fair value had occurred in three of its investments resulting in impairment charges of $0.5 million related to one of its investments in 2004 and $0.4 million related to two of its publicly traded investments in 2003 to reflect changes in the fair value of these investments in the results of operations. Based upon an evaluation of the facts and circumstances during 2002, the Company determined that other-than-temporary declines in fair value had occurred in two of its privately-held investments and three of its publicly traded investments resulting in impairment charges of $5.1 million.

The effects of these impairments on cost and carrying value are incorporated into the values below. A summary of the investments is as follows (in thousands):

	December 31,	
	2004	2003
Privately held investments		
Cost	$39,571	$39,571
Carrying value	3,403	9,292
Publicly traded investments		
Cost	1,034	1,046
Carrying value	$33,185	$25,285

Privately held investments include investments accounted for using the cost and equity methods.

As of December 31, 2004, the Company owned marketable equity securities of J-Stream, Inc., a Japanese digital media services company. The Company owns approximately 14% of the outstanding shares and this investment is accounted for as an available-for-sale security. The market value of these shares has significantly increased from the Company's original cost of approximately $1.0 million, resulting in a carrying value $33.1 million and $25.1 million as of December 31, 2004 and 2003, respectively. The increase over the Company's cost basis, net of tax effects, is reflected as a component of accumulated other comprehensive income (loss). During the year ended December 31, 2002, the Company sold portions of its holdings recognizing a gain of $2.4 million which was reclassified from accumulated other comprehensive income (loss) to net loss. There were no similar gains or losses in 2004 or 2003. The fair value of the Company's investment increased by $8.0 million and $7.8 million during the year ended December 31, 2004 and 2003, respectively. This increase is reflected as a component of other comprehensive loss. The market for this company's shares is relatively limited and the share price is volatile. Accordingly, there can be no assurance that a gain of this magnitude can be realized through the disposition of these shares.

Note 6. Investment in MusicNet

In 2001, the Company announced the formation of MusicNet, Inc. (MusicNet), a joint venture with several media companies to create a platform for online music subscription services. MusicNet, which previously was a subsidiary of the Company, issued additional shares of capital stock in April and July 2001 reducing the Company's ownership interest. The Company's investment in MusicNet is accounted for under the equity method of accounting. As a result, the Company records in its statement of operations its equity share of MusicNet's net loss, which was a loss of $4.4 million for the year ended December 31, 2004. In 2003 and 2002, MusicNet raised additional capital from its investors to fund its business. In connection with this fund raising, the Company contributed additional capital in the amount of $3.0 million and $6.6 million, respectively. The Company received convertible notes, convertible into additional shares of MusicNet capital stock, in exchange for its additional investments. The Company anticipates that MusicNet will continue to incur net losses in the foreseeable future and will require additional funding. Based on the nature and terms of the convertible notes, for the years ended December 31, 2004, 2003 and 2002, for purposes of calculating the Company's equity in net loss of MusicNet, the convertible notes were treated on an "as if" converted basis. As a result, the net losses recorded by the Company for the years ended December 31, 2004, 2003 and 2002, represent approximately 36.1% for 2004, 36.9% for 2003 and 37.8% for 2002 of MusicNet's net loss. As of December 31, 2004, the Company's ownership interest in outstanding shares of capital stock of MusicNet was approximately 24.9% and the carrying value for its investment was $1.1 million. In 2004 and 2003, the Company recognized approximately $0.7 million and $1.1 million, respectively, of revenue related to agreements with MusicNet. In 2002, the Company recognized approximately $1.4 million of revenue related to agreements with MusicNet and was reimbursed $0.2 million for certain administrative services provided to MusicNet on a transitional basis, which has been accounted for as a reduction of related expenses.

The following unaudited summary financial data does not contemplate the elimination of intercompany transactions. As of and for the years ended December 31, 2004, 2003 and 2002, unaudited financial information for MusicNet is as follows (in thousands):

	December 31		
	2004	2003	2002
Total assets	$ 6,918	$ 11,154	$ 17,792
Total liabilities	21,669	14,654	10,863
Net loss	$(12,376)	$(14,877)	$(19,778)

Note 7. Accrued and Other Liabilities

The following table summarizes the Company's accrued and other liabilities (in thousands):

	December 31,	
	2004	2003
Employee compensation, commissions and benefits	$11,133	$ 6,429
Royalties and costs of sales and fulfillment	18,945	18,528
Sales, VAT and other taxes payable	4,307	3,103
Other	15,648	11,340
Total	$50,033	$39,400

Note 8. Loss on Excess Office Facilities and Content Agreement

In October 2000, the Company entered into a 10-year lease agreement for additional office space located near its corporate headquarters in Seattle, Washington. During 2001, the Company re-evaluated its facilities requirements and, as a result, decided to permanently sublet all of this office space. The market for office space in Seattle has significantly declined from the date the Company entered into this lease. As a result, the Company recorded losses of $22.2 million during the year ended December 31, 2001. For the year ended December 31, 2001, these losses represented approximately $15.2 million of rent and operating expenses over the remaining life of the lease, net of expected sublease income of $38.1 million, and approximately $7.0 million for the write-down of leasehold improvements to their estimated fair value. The Company's estimates were based upon many factors including projections of sublease rates and the time period required to locate tenants. During the year ended December 31, 2002, the Seattle real estate market continued to display significant weakness, which is reflected in both increasing vacancy rates and declining rental rates. Based on discussions with prospective tenants, the Company concluded that the excess office facilities are not likely to be sublet at rates used in the original loss estimates. As a result, the Company recorded additional losses of $17.2 million during the year ended December 31, 2002. During 2003, the Company secured an additional tenant at a sublease rate lower than the rate used in previous loss estimates. As a result, the Company adjusted its estimates to reflect the lower lease rate and recorded an additional loss of $7.1 million. The loss estimate as of December 31, 2004 includes $13.1 million of expected future sublease income, of which approximately $7.0 million is committed under current sublease contracts. The Company did not identify any factors which caused it to revise its estimates during the year ended December 31, 2004. The Company also recorded an accrual for estimated future losses on excess office facilities in its allocation of the Listen purchase price. The Company regularly evaluates the market for office space. If the market for such space declines further in future periods or if the Company is unable to sublease the space based on its current estimates, the Company may have to revise its estimates, which may result in additional losses on excess office facilities. Although the Company believes its estimates are reasonable, additional losses may result if actual experience differs from projections.

During the quarter ended September 30, 2004, the Company leveraged a termination option in its existing lease for the Company's headquarters building in order to renegotiate the lease. In addition, the Company ceased use of approximately 16,000 square feet of office space, which will be returned to the landlord in May 2005, in accordance with the amended lease agreement. The Company recorded a loss on excess office facilities of approximately $0.9 million related to the expensing of net leasehold improvements and rent for the period between October 1, 2004 and April 30, 2005 related to the excess space the Company vacated as of September 30, 2004.

During the quarter ended March 31, 2004, the Company cancelled a content licensing agreement with one of its content partners. Under the terms of the cancellation agreement, the Company gave up rights to use the content, and ceased using the content in any of its products or services as of March 31, 2004. The resulting expense of $4.9 million represents the estimated fair value of payments to be made in accordance with the terms of the cancellation agreement.

A summary of activity for the accrued loss on excess office facilities and content agreement is as follows (in thousands):

Accrued loss at December 31, 2001	$12,437
Revisions to estimates in 2002	17,207
Less amounts paid in 2002, net of sublease income	(3,709)
Accrued loss at December 31, 2002	25,935
Revisions to estimates in 2003	7,098
Accrued loss related to Listen	115
Less amounts paid in 2003, net of sublease income	(4,089)
Accrued loss at December 31, 2003	29,059
Less amounts paid in 2004, net of sublease income	(4,925)
Accrued loss on excess office facilities	126
Loss on content agreement initially recorded	4,938
Less amounts paid on content agreement in 2004, net of interest expense	(2,021)
Accrued loss at December 31, 2004	$27,177

Note 9. Personnel Reduction, Restructuring and Related Charges

In August 2002, the Company implemented a restructuring plan to reduce costs, which included reducing its staffing levels by approximately 10%, or 84 employees, closing selected offices, and canceling its annual user conference. The Company recorded a charge of approximately $3.6 million during the year ended December 31, 2002 to reflect costs associated with implementing this plan. These costs were primarily related to severance payments, but also included other miscellaneous costs such as professional fees, outplacement services for terminated employees, office closures, and tradeshow deposit forfeitures, all of which were incurred as of December 31, 2002.

A summary of activity for the personnel reduction, restructuring, and related accrual in 2004, 2003 and 2002 is as follows (in thousands):

	Severance	Professional Services	Office Closures	Tradeshow Deposits	Total
Accrued amount at December 31, 2001, related to previous staff reduction charges	$ 142	$ 122	$ 41	$ —	$ 305
August 2002 restructuring plan	1,721	395	966	513	3,595
Less amounts paid	(1,702)	(304)	(462)	(513)	(2,981)
Accrued loss at December 31, 2002	161	213	545	—	919
Change in estimate	—	(213)	213	—	—
Less amounts paid	(161)	—	(252)	—	(413)
Accrued loss at December 31, 2003	—	—	506	—	506
Less amounts paid	—	—	(228)	—	(228)
Accrued loss at December 31, 2004	$ —	$ —	$ 278	$ —	$ 278

The accrued loss of $0.3 million at December 31, 2004, is included in accrued and other liabilities on the Company's consolidated balance sheet.

Note 10. Convertible Debt

During 2003, the Company issued $100 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes are subordinated to any Company senior debt, and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes are convertible into shares of the Company's common stock based on an initial effective conversion price of approximately $9.30 if (1) the closing sale price of the Company's common stock exceeds $10.23, subject to certain restrictions, (2) the notes are called for redemption, (3) the Company makes a significant distribution to its shareholders or becomes a party to a transaction that would result in a change in control, or (4) the trading price of the notes falls below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allows the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. On or after July 1, 2008, the Company has the option to redeem all or a portion of the notes that have not been previously purchased, repurchased or converted, in exchange for cash at 100% of the principal amount of the notes. The purchaser may require the Company to purchase all or a portion of its notes in cash on July 1, 2008 at 100% of the principal amount of the notes. As a result of this issuance, the Company has received proceeds of $97.0 million, net of offering costs. The offering costs are included in other assets and are being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amount of $0.6 million and $0.3 million is recorded in interest income, net for the years ended December 31, 2004 and 2003, respectively. The net proceeds of the issuance are intended to be used for general corporate purposes, acquisitions, other strategic transactions including joint ventures, and working capital requirements.

Note 11. Shareholders' Equity

A. *Preferred Stock.* Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

B. *Shareholder Rights Plan.* On October 16, 1998, the Company's board of directors declared a dividend of one preferred share purchase right (Right) in connection with its adoption of a Shareholder Rights Plan dated December 4, 1998, for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). After the Distribution Date, each Right will entitle the holder to purchase for $37.50 (Exercise Price), a fraction of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.0025 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 4, 2008.

C. *Stock Option Plan.* The Company has four stock option plans (Plans) to compensate employees for past and future services and had reserved approximately 79.4 million shares of common stock for option grants under the Plans. Generally, options vest based on continuous employment, over a five-year period. The options expire twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

A summary of stock option related activity is as follows (in thousands, except per share data):

		Options Outstanding		
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value-Grants
Balance at December 31, 2001	17,789	36,903	$ 7.71	
New plan	750	—	—	
Options granted	(7,476)	7,476	4.42	$3.01
Options exercised	—	(3,657)	1.71	
Options canceled	6,135	(6,135)	10.04	
Balance at December 31, 2002	17,198	34,587	7.23	
Options granted at or above common stock price	(9,122)	9,122	5.70	3.27
Options granted below common stock price	(377)	377	1.81	4.03
Options exercised	—	(2,352)	3.72	
Options canceled	5,090	(5,090)	7.01	
Balance at December 31, 2003	12,789	36,644	7.05	
Options granted at or above common stock price	(9,130)	9,130	5.78	2.78
Options granted below common stock price	(321)	321	1.32	4.40
Options exercised	—	(3,103)	2.20	
Options canceled	7,515	(7,515)	6.90	
Balance at December 31, 2004	10,853	35,477	$ 7.13	

The fair value of options granted was determined using the Black-Scholes model. The following weighted average assumptions were used to perform the calculations:

	Years Ended December 31,		
	2004	2003	2002
Expected dividend yield	0 %	0 %	0 %
Risk-free interest rate	2.54%	2.13%	2.89%
Expected life (years)	4.4	4.2	5.3
Volatility	59%	80%	95%

The following table summarizes information about stock options outstanding at December 31, 2004 (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
\$ 0.02 — \$ 3.69	1,899	13.51	\$ 1.70	1,604	\$ 1.51
\$ 3.70 — \$ 3.76	2,589	17.53	3.76	1,152	3.76
\$ 3.87 — \$ 5.75	5,373	18.52	5.16	964	4.87
\$ 5.86 — \$ 5.99	4,701	18.43	5.91	1,269	5.93
\$ 6.00 — \$ 6.12	4,169	18.69	6.20	1,010	6.12
\$ 6.13 — \$ 7.21	3,046	18.13	6.73	661	6.72
\$ 7.22 — \$ 7.22	9,291	16.61	7.22	8,374	7.22
\$ 7.25 — \$10.56	2,470	14.39	9.08	2,135	9.10
\$11.00 — \$46.19	1,939	14.92	25.01	1,749	25.85
	35,477	17.17	\$ 7.13	18,918	\$ 8.18

As of December 31, 2003 there were approximately 19.5 million exercisable options outstanding with a weighted average exercise price of \$7.73. At December 31, 2002 there were approximately 16.4 million exercisable options outstanding with a weighted average exercise price of \$7.50.

D. *Employee Stock Purchase Plan.* Effective January 1998, the Company adopted an Employee Stock Purchase Plan (ESPP), and has reserved 4 million shares of common stock for issuance under the ESPP. Under the ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to the lesser of 85 percent of the fair market value of the common stock at the beginning or end of the respective semi-annual offering periods. There were approximately 0.3 million, 0.4 million and 0.4 million shares purchased under the ESPP during 2004, 2003 and 2002, respectively. The weighted average fair value of the employee stock purchase rights was \$1.95, \$2.22 and \$2.10 in 2004, 2003 and 2002, respectively. The following weighted average assumptions were used to perform the calculation:

	Years Ended December 31,		
	2004	2003	2002
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.29%	1.13%	2.00%
Expected life (years)	0.5	0.5	0.5
Volatility	61%	70%	95%

E. *Repurchase of Common Stock.* The Company's Board of Directors has authorized the repurchase of up to \$50 million of the Company's outstanding common stock. Any purchases of common stock under the share repurchase program will be made from time-to-time, in the open market, through block trades or otherwise. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time-to-time without prior notice. From the inception of the repurchase program through December 31, 2004, the Company had repurchased approximately 9.1 million shares at an average cost of \$4.64 per share, for a total cost of \$42.4 million. No shares were repurchased in 2004 or 2003.

Note 12. Income Taxes

The components of loss before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
U.S. operations	$(24,300)	$(22,318)	$(33,645)
Foreign operations	1,825	1,011	1,264
	$(22,475)	$(21,307)	$(32,381)

The components of income tax expense (benefit) are as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Current:			
U.S. Federal	$ —	$ —	$ —
State and local	—	(130)	—
Foreign	522	274	387
Total current	522	144	387
Deferred:			
U.S. Federal	—	—	5,585
	$522	$ 144	$5,972

Income tax expense (benefit) differs from "expected" income tax expense (benefit) (computed by applying the U.S. Federal income tax rate of 35 percent in 2004, 2003 and 2002) as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
US federal tax benefit at statutory rate	$ (7,866)	$(7,457)	$(11,333)
Nondeductible stock compensation	243	392	465
Change in valuation allowance for deferred tax assets	10,409	9,747	17,553
Research and development credit and other	(2,264)	(2,538)	(713)
	$ 522	$ 144	$ 5,972

The tax effects of temporary differences and operating loss carryforwards that give rise to significant portions of net deferred tax assets are comprised of the following (in thousands):

	December 31,	
	2004	2003
Deferred tax assets		
Net operating loss carryforwards	$ 171,370	$ 158,379
Net operating loss carryforwards — Section 382 limited	24,502	24,502
Net operating loss carryforwards — SRLY limited	10,382	10,382
Research and development credit carry forwards	19,069	18,193
Accrual for loss on excess office facilities, not currently taken for tax purposes	8,704	10,432
Deferred revenue	2,471	5,844
Tax benefit of MusicNet loss	7,136	5,569
Net unrealized losses on investments	—	2,890
Capital loss carryforwards	5,030	4,646
Deferred expenses	5,613	3,785
Other	4,787	3,526
Gross deferred tax assets	259,064	248,148
Less valuation allowance	(256,628)	(246,219)
	2,436	1,929
Deferred tax liabilities		
Prepaid expenses	(2,377)	(1,929)
Net unrealized gains on investments	(59)	—
Net deferred tax assets	$ —	$ —

The Company's net operating losses totaled $573 million and $537 million at December 31, 2004 and 2003, respectively. Of the total net operating losses, approximately $68 million are subject to limitation under Section 382 of the Internal Revenue Code and approximately $29 million are subject to Separate Return Limitation Year (SRLY) limitations. SRLY net operating losses can only be utilized with taxable income generated from the legal entity that generated the SRLY losses. Substantially all net operating loss carryforwards pertain to the exercise of employee stock options. The Company has provided a valuation allowance on these deferred tax assets, which will be reduced in the period in which the Company realizes a benefit on its tax returns from a reduction of income taxes payable. If realized, the tax benefit of these losses will be accounted for as a credit to shareholders' equity rather than a reduction to the income tax provision. In addition, in the event that net operating loss carryforwards related to acquisitions are utilized, goodwill will be reduced by approximately $22.5 million. The net operating loss and research and development credit carryforwards begin to expire in 2013 through 2024, if not utilized. Since the Company's utilization of deferred tax assets depends on future profits, which are not assured, a valuation allowance equal to the gross deferred tax assets has been provided.

The valuation allowance for deferred tax assets increased by $10.4 million, $22.9 million and $37.2 million for 2004, 2003 and 2002, respectively.

Note 13. Segment Information

Prior to 2004, the Company operated in one business segment: media delivery. The Company began measuring its business by segments beginning in the quarter ended March 31, 2004, and now operates in two business segments: Consumer Products and Services and Business Products and Services, for which the

Company receives revenue from its customers. Since the Company began measuring its business by segments beginning in the quarter ended March 31, 2004, comparable results of segment profit and loss for 2003 are not presented, as they are not available. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which is comprised of the Company's Chief Executive Officer, Chief Financial Officer, Senior Vice Presidents, General Counsel, and the Company's Chief Strategy Officer. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Consumer Products and Services and Business Products and Services and, therefore, the Company reports these as operating segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131).

The Company's customers consist primarily of end users located in the United States and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
United States	$202,574	$147,613	$132,009
Europe	40,222	32,106	27,019
Asia	21,439	19,811	19,685
Rest of the world	2,484	2,847	3,966
Total net revenue	$266,719	$202,377	$182,679

The Company's segment revenue is defined as follows:

- Consumer Products and Services revenue is derived from sales of digital media subscription services, content such as games and music, the Company's RealPlayer Plus and other related products, sales and distribution of third party software products and services, and advertising. These products and services are sold and provided primarily through the Internet, and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

- Business Products and Services revenue is derived from sales of media delivery system software, including Helix system software for both wireline and wireless systems, related authoring and publishing tools, digital rights management technology, support and maintenance services, managed application services and consulting services. These products and services are primarily sold to corporate customers.

Revenue from external customers by product type is as follows (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Consumer Products and Services	$215,739	$143,649	$113,538
Business Products and Services	50,980	58,728	69,141
Total net revenue	$266,719	$202,377	$182,679

Consumer Products and Services revenue is comprised of the following (in thousands):

	Years Ended December 31,		
	2004	2003	2002
Video, consumer software and other	$113,267	$116,394	$104,784
Music	68,190	15,093	960
Games	34,282	12,162	7,794
Total Consumer Products and Services revenue	$215,739	$143,649	$113,538

Long-lived assets, consisting of equipment and leasehold improvements, goodwill, and other intangible assets, by geographic location are as follows (in thousands):

	December 31,	
	2004	2003
United States	$155,844	$127,694
Europe	176	230
Asia/ Rest of the world	411	555
Total	$156,431	$128,479

At December 31, 2004, net assets in Europe and Asia and the rest of the world were $3.0 million and $3.7 million, respectively.

Goodwill, net is assigned to the Company's segments as follows (in thousands):

	December 31,	
	2004	2003
Consumer Products and Services	$111,402	$89,662
Business Products and Services	7,815	7,815
Total goodwill, net	$119,217	$97,477

Reconciliation of segment operating loss to net loss before income taxes for the year ended December 31, 2004 is as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Reconciling Amounts	Consolidated
Net revenue	$215,739	$50,980	$ —	$266,719
Cost of revenue	83,968	8,239	—	92,207
Loss on content agreement	4,938	—	—	4,938
Gross profit	126,833	42,741	—	169,574
Loss on excess office facilities	—	—	866	866
Antitrust litigation	—	—	11,048	11,048
Stock-based compensation	—	—	695	695
Other operating expenses	128,604	51,084	—	179,688
Operating loss	(1,771)	(8,343)	(12,609)	(22,723)
Total non-operating expenses, net	—	—	248	248
Net loss before income taxes	$ (1,771)	$ (8,343)	$(12,361)	$ (22,475)

Operating expenses of both Consumer Products and Services and Business Products and Services include costs directly attributable to those segments and an allocation of general and administrative expenses and other corporate overhead costs. General and administrative and other corporate overhead costs are allocated to the segments and are generally based on the relative head count of each segment. The accounting policies used to derive segment results are generally the same as those described in Note 1.

The Company was able to identify historical information for segment cost of revenue and as a result presents net revenue and cost of revenue by segment for the year ended December 31, 2003 as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Consolidated
Net revenue	$143,649	$58,728	$202,377
Cost of revenue	60,726	7,617	68,343
Gross profit	$ 82,923	$51,111	$134,034

Note 14. Commitments and Contingencies

A. *Commitments.* The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases its office facilities under terms of operating lease agreements expiring through September 2014. The Company also has other contractual obligations expiring over varying time periods into the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2005	$11,269	$10,820	$ 22,089
2006	11,133	6,684	17,817
2007	10,484	2,420	12,904
2008	10,780	2,330	13,110
2009	11,103	2,330	13,433
Thereafter	31,712	2,330	34,042
Total minimum payments	86,481	26,914	113,395
Less future minimum payments under subleases	(7,260)	—	(7,260)
Net	$79,221	$26,914	$106,135

Of the total net office lease commitments, $24.3 million is recorded in accrued loss on excess office facilities and content agreement at December 31, 2004. Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers, of which $2.9 million is recorded in accrued loss on excess office facilities and content agreement.

Rent expense was $7.4 million in 2004, $6.4 million in 2003, and $6.8 million in 2002.

B. *401(k) Retirement Savings Plan.* The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. The Company, at its discretion, may make contributions to the 401(k) Plan, although it has not made any contributions to date. Employees can contribute a portion of their salary up to the maximum allowed by the federal tax guidelines. The Company has no other post-employment or post-retirement benefit plans.

C. Litigation

In December 2003, the Company filed suit against Microsoft Corporation in the U.S. District Court for the Northern District of California, pursuant to U.S. and California antitrust laws. The Company alleged that Microsoft has illegally used its monopoly power to restrict competition, limit consumer choice and attempt to monopolize the field of digital media. Microsoft has filed an answer denying the claims and raising a variety of defenses. The Company believes it has a strong case and intends to vigorously pursue the litigation. If successful, the Company may be entitled to both monetary and injunctive relief from Microsoft. The Company expects that the litigation will carry on for several years before it can be resolved through trial.

In September 2003, a lawsuit was filed against the Company in federal court in Marshall, Texas by Antor Media Corporation (Antor), alleging that the Company infringes certain patents relating to the transmittal of information recorded on information storage "means" from a central server to subscribers via a high data rate digital telecommunications network. Antor sought to enjoin the Company from the alleged infringing activity and to recover damages from the alleged infringement. The Company answered the complaint and filed a counterclaim against Antor challenging the validity of its patents at issue and asserting inequitable conduct. In February 2005, the case was settled and dismissed with prejudice. The settlement resolved the litigation and did not have a material effect on the Company's financial position or results of operations.

In June 2003, a lawsuit was filed against the Company and Listen in federal district court for the Northern District of Illinois by Friskit, Inc. (Friskit), alleging that certain features of the Company's and Listen's products and services willfully infringe certain patents relating to allowing users "to search for streaming media files, to create custom playlists, and to listen to the streaming media file sequentially and continuously." Friskit seeks to enjoin the Company from the alleged infringing activity and to recover treble damages from the alleged infringement. The Company has filed its answer and a counterclaim against Friskit challenging the validity of the patents at issue. The trial court has also granted the Company's motion to transfer the action to the Northern District of California. The Company disputes Friskit's allegations in this action and intends to vigorously defend itself.

In March 2003, William Cirignani filed a putative consumer class action against the Company in Washington state court, alleging causes of action based on the Washington Consumer Protection Act and unjust enrichment. The plaintiff alleges that consumers who attempted to download or purchase certain of the Company's products and services were fraudulently and deceptively enrolled in, and prevented from canceling, the Company's subscription services. The plaintiff seeks compensatory damages, equitable relief in the form of an order prohibiting the alleged false and deceptive practices, treble damages and other relief. The trial court has granted the Company's motion to stay the action pending arbitration on an individual, non-class basis and the Court of Appeals and the Washington Supreme Court have rejected the plaintiff's appeal. The Company disputes plaintiff's allegations in this action and intends to vigorously defend itself against these claims.

In July 2002, a lawsuit was filed against the Company in federal court in Boston, Massachusetts by Ethos Technologies, Inc. (Ethos), alleging that the Company willfully infringes certain patents relating to "the downloading of data from a server computer to a client computer." Ethos seeks to enjoin the Company from the alleged infringing activity and to recover treble damages from the alleged infringement. The Company has filed counterclaims against Ethos seeking a declaratory judgment that the patents at issue are invalid and unenforceable due to Ethos' inequitable conduct, as well as its recovery of damages for Ethos' infringement of a Company patent, and reasonable attorneys fees and costs. The Company disputes Ethos' allegations in this action and intends to vigorously defend itself.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

Note 15. Guarantees

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 16. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2004 and 2003 (in thousands, except per share data):

	Total	Dec. 31	Sept. 30	June 30	Mar. 31
2004					
Net revenue	$266,719	$72,546	$68,310	$65,473	$ 60,390
Gross profit	169,574	48,621	43,524	43,738	33,691
Operating loss	(22,723)	(2,060)	(6,196)	(4,296)	(10,171)
Net loss	(22,997)	(972)	(6,969)	(4,618)	(10,438)
Basic and diluted net loss per share	(0.14)	(0.01)	(0.04)	(0.03)	(0.06)
2003					
Net revenue	$202,377	$54,056	$51,809	$49,646	$ 46,866
Gross profit	134,034	33,276	32,950	34,726	33,082
Operating loss	(20,863)	(5,304)	(4,082)	(9,551)	(1,926)
Net loss	(21,451)	(5,327)	(3,654)	(9,632)	(2,838)
Basic and diluted net loss per share	(0.13)	(0.03)	(0.02)	(0.06)	(0.02)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the index at Item 15 (a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
March 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 9A, that RealNetworks, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that RealNetworks, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 2, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
March 2, 2005

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that RealNetworks maintained effective disclosure controls and procedures as of the end of the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a — 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that, as of December 31, 2004, RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004. KPMG's attestation report regarding the effectiveness of management's assessment of internal controls over financial reporting is included herein.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company's internal controls or in other factors that could significantly affect those controls during the quarter ended December 31, 2004, including any corrective actions with regard to significant deficiencies and material weaknesses.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the limitations inherent in all control systems, no evaluation of controls can provide absolute assurance that all errors and instances of fraud, if any, within RealNetworks have been detected.

PART III.

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this Item is contained in part in the sections captioned "Board of Directors-Nominees for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors-Contractual Arrangements" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2005, and such information is incorporated herein by reference.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Compensation and Benefits" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2005.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item is incorporated by reference to the information contained in the sections captioned "Voting Securities and Principal Holders" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2005.

Equity Compensation Plans

As of December 31, 2004 we had five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (the "1995 Plan"), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (the "1996 Plan"), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (the "2000 Plan"), the RealNetworks, Inc. 2002 Director Stock Option Plan (the "2002 Plan") and the RealNetworks, Inc. Director Compensation Stock Plan (the "Director Stock Plan"). The 1995 Plan, the 1996 Plan, the 2002 Plan and the Director Stock Plan have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders. The following table aggregates the data from our five plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weight-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	34,028,720	$7.03	8,420,824(1)
Equity compensation plans not approved by security holders	1,448,376	$9.50	2,431,637
Total	35,477,096	$7.13	10,852,461

(1) Includes 343,107 shares available for future issuance under the Director Stock Plan which enables non-employee Directors of RealNetworks to receive all or a portion of their quarterly compensation for Board service in shares of RealNetworks Common Stock in lieu of cash. The number of shares of Common Stock to be issued in respect of quarterly fees payable to non-employee Directors is equal to the amount of such fees to be paid in shares of Common Stock, as elected by each non-member Director, divided by the market value of a share of Common Stock on the last business day of each calendar quarter.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan, including the selection of the option grant recipients, the size of the option grants and all other terms and conditions applicable to options granted under the 2000 Plan. The Compensation Committee has delegated authority to grant options under the 2000 Plan to the Company's Chief Executive Officer, subject to specified limitations on the terms and conditions of such grants. A maximum of 4,000,000 shares of Common Stock have been reserved for issuance under the 2000 Plan.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders-Certain Transactions" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2005.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Principal Accountant Fees and Services" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 9, 2005.

PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2004 and 2003
Consolidated Statements of Operations and Comprehensive Loss — Years Ended December 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows — Years Ended December 31, 2004, 2003 and 2002
Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2004, 2003 and 2002
Notes to Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

Schedule II: Valuation and Qualifying Accounts
Schedule: Financial Statements of a 50-percent-or-less-owned person

The following financial statements of MusicNet, Inc. are filed as a schedule to this report:

Independent Auditors' Report
Balance Sheets — December 31, 2004 and 2003
Statements of Operations — Years Ended December 31, 2004, 2003 and 2002
Statements of Convertible Preferred Stock and Stockholders' Deficit — Years Ended December 31, 2004, 2003 and 2002
Statements of Cash Flows — Years Ended December 31, 2004, 2003 and 2002
Notes to Financial Statements

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

(a)(3) **Exhibits**

See Item 15(b) below. Each management contract and compensatory plan or arrangement required to be filed has been identified.

(b) **Exhibit Index**

The exhibits listed on the accompanying Exhibit Index following the signature page are filed as part of, or are incorporated by reference into, this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 9, 2005.

REALNETWORKS, INC.

By: /s/ ROBERT GLASER

Robert Glaser
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Glaser and Roy B. Goodman, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on March 9, 2005.

Signature	Title
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ ROY B. GOODMAN Roy B. Goodman	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ EDWARD BLEIER Edward Bleier	Director
/s/ JAMES W. BREYER James W. Breyer	Director
/s/ JEREMY JAECH Jeremy Jaech	Director
/s/ JONATHAN D. KLEIN Jonathan D. Klein	Director
/s/ KALPANA RAINA Kalpana Raina	Director

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

REALNETWORKS, INC. AND SUBSIDIARIES
Years Ended December 31, 2004, 2003, 2002

Description	Balance at Beginning of Period	Additions Charged to Revenue and Expenses	Deductions	Balance at End of Period
		(In thousands)		
Year ended December 31, 2004:				
Valuation accounts deducted from assets				
Allowance for doubtful accounts receivable	$1,278	$ 527	$ (660)	$1,145
Allowance for sales returns	1,580	8,528	(7,967)	2,141
Total	2,858	9,055	(8,627)	3,286
Year ended December 31, 2003:				
Valuation accounts deducted from assets				
Allowance for doubtful accounts receivable	974	803	(499)	1,278
Allowance for sales returns	1,527	9,303	(9,250)	1,580
Total	2,501	10,106	(9,749)	2,858
Year ended December 31, 2002:				
Valuation accounts deducted from assets				
Allowance for doubtful accounts receivable	576	403	(5)	974
Allowance for sales returns	1,247	8,209	(7,929)	1,527
Total	$1,823	$ 8,612	$(7,934)	$2,501

SCHEDULE — FINANCIAL STATEMENTS OF A 50%-OR-LESS-OWNED PERSON

MUSICNET, INC.

Financial Statements
December 31, 2004 and 2003
(With Independent Auditors' Report Thereon)

MUSICNET, INC.

Table of Contents

Independent Auditors' Report

The Board of Directors
MusicNet, Inc.:

We have audited the accompanying balance sheets of MusicNet, Inc. as of December 31, 2004 and 2003, and the related statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MusicNet, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency. These facts raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington
February 8, 2005

MUSICNET, INC.

Balance Sheets
December 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,385,541	$ 2,212,217
Trade accounts receivable from related parties	16,749	2,313,740
Trade accounts receivable	24,207	—
Prepaid license fees to related parties	—	158,830
Prepaid license fees	163,076	1,870,760
Prepaid expenses	343,860	784,601
Other receivables from related party	58,330	160,4313
Total current assets	1,991,763	7,500,561
Prepaid license fees, net of current portion	—	62,362
Deposit held by related party	38,151	68,880
Deposits	484,248	234,248
Property and equipment, net	3,552,775	2,481,348
Loan receivable from officer	851,250	806,250
Total assets	$ 6,918,187	$ 11,153,649
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 754,341	$ 103,151
Accrued expenses	6,680,088	2,772,875
Notes payable to related parties	808,017	—
Obligations under capital leases	983,448	—
Convertible notes payable, current	1,886,205	—
Accrued interest on convertible note payable, current	235,776	—
Total current liabilities	11,347,875	2,876,026
Convertible notes payable to related parties	9,200,000	9,200,000
Convertible notes payable	—	1,886,205
Accrued interest on convertible notes payable to related parties	1,121,500	569,500
Accrued interest on convertible notes payable	—	122,603
Total liabilities	21,669,375	14,654,334
Commitments and contingencies		
Convertible preferred stock, $0.001 par value. Authorized 47,200,000 shares; issued and outstanding 35,361,935 shares with an aggregate liquidation preference of $50,234,865 at December 31, 2004	48,505,598	47,380,598
Stockholders' deficit:		
Common stock, Class A, $0.001 par value. Authorized zero shares at December 31, 2004 and 2003; issued and outstanding zero shares at December 31, 2004 and 2003	—	—
Common stock, Class B, $0.001 par value. Authorized zero shares at December 31, 2004 and 2003; issued and outstanding zero shares at December 31, 2004 and 2003	—	—
Common stock, $0.001 par value. Authorized 51,200,000 and zero shares at December 31, 2004, and 2003, respectively; issued and outstanding 15,550 and 15,550 shares at December 31, 2004 and 2003, respectively	16	16
Additional paid-in capital	6,214	6,214
Accumulated deficit	(63,263,016)	(50,887,513)
Total stockholders' deficit	(63,256,786)	(50,881,283)
Total liabilities, convertible preferred stock, and stockholders' deficit	$ 6,918,187	$ 11,153,649

See accompanying notes to financial statements.

MUSICNET, INC.

Statements of Operations
Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Sales to related parties	$ 19,455,843	$ 6,411,539	$ 1,263,533
Cost of sales	(15,493,291)	(5,892,190)	(2,264,971)
Amortization of prepaid royalty to related party	—	—	(583,333)
Impairment of prepaid royalty to related party	—	—	(2,916,667)
Gross margin	3,962,552	519,349	(4,501,438)
Operating expenses:			
Product development	9,114,847	8,406,369	8,763,581
General and administrative	4,022,576	3,310,337	4,524,102
Selling and marketing	2,796,419	3,437,329	2,705,275
	15,933,842	15,154,035	15,992,958
Operating loss	(11,971,290)	(14,634,686)	(20,494,396)
Other income (expense):			
Interest income	49,088	87,860	93,509
Other income, net	226,138	274,997	709,999
Interest expense	(679,439)	(605,172)	(86,931)
Net loss	$(12,375,503)	$(14,877,001)	$(19,777,819)

See accompanying notes to financial statements.

MUSICNET, INC.

Statements of Convertible Preferred Stock and Stockholders' Deficit
Years ended December 31, 2004, 2003, and 2002

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' (deficit) equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2001	20,913,044	$26,815,598	3,001,001	$ 3,001	$ 6,987,409	$(16,232,693)	$ (9,242,283)
Issuance of Series C preferred stock, net of issuance costs	6,838,236	9,128,001	—	—	—	—	—
Issuance of Class B common stock upon exercise of employee stock options	—	—	14,549	15	5,805	—	5,820
Net loss	—	—	—	—	—	(19,777,819)	(19,777,819)
Balance at December 31, 2002	27,751,280	35,943,599	3,015,550	3,016	6,993,214	(36,010,512)	(29,014,282)
Issuance of Series D preferred stock, net of issuance costs	3,688,524	4,446,999	—	—	—	—	—
Conversion of Class A common stock into Series AA convertible preferred stock	3,000,000	6,990,000	(3,000,000)	(3,000)	(6,987,000)	—	(6,990,000)
Net loss	—	—	—	—	—	(14,877,001)	(14,877,001)
Balance at December 31, 2003	34,439,804	47,380,598	15,550	16	6,214	(50,887,513)	(50,881,283)
Issuance of Series D preferred stock, net of issuance costs	922,131	1,125,000	—	—	—	—	—
Net loss	—	—	—	—	—	(12,375,503)	(12,375,503)
Balance at December 31, 2004	35,361,935	$48,505,598	15,550	$ 16	$ 6,214	$(63,263,016)	$(63,256,786)

See accompanying notes to financial statements.

MUSICNET, INC.

Statements of Cash Flows
Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net loss	$(12,375,503)	$(14,877,001)	$(19,777,819)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,072,160	2,238,331	1,790,149
Amortization of prepaid royalty to related party	—	—	583,333
Loss on impairment of prepaid royalty to related party	—	—	2,916,667
Interest on loan receivable from officer	(45,000)	(45,000)	(11,250)
Change in certain assets and liabilities:			
Trade accounts receivable from related parties	2,296,991	(2,183,722)	—
Trade accounts receivable	(24,207)	—	—
Prepaid license fee to related party	158,830	1,702,175	(1,544,966)
Prepaid license fees	1,770,046	795,839	(1,445,000)
Prepaid advertising fee to related party	—	200,000	—
Other receivables from related party	102,083	(87,496)	(129,609)
Other assets	440,741	107,691	(979,037)
Deposits held by related party	30,729	—	—
Deposits	(250,000)	—	—
Accounts payable	651,190	(480,610)	354,901
Accrued expenses	3,907,213	666,620	1,599,695
Accrued interest	665,173	605,172	86,931
Payable to related party	—	—	(219,988)
Deferred revenue	—	—	(200,000)
Net cash used in operating activities	(599,554)	(11,358,001)	(16,975,993)
Cash flows from investing activities:			
Purchases of property and equipment	(1,537,877)	(451,291)	(2,264,883)
Loan receivable from officer	—	—	(750,000)
Net cash used in investing activities	(1,537,877)	(451,291)	(3,014,883)
Cash flows from financing activities:			
Proceeds from notes payable to related parties	808,017	—	—
Repayment of obligations under capital leases	(622,262)	—	—
Proceeds from convertible notes payable	—	3,000,000	6,200,000
Net cash proceeds from issuances of preferred stock	1,125,000	4,446,999	9,128,001
Net cash proceeds from issuance of common stock	—	—	5,820
Net cash provided by financing activities	1,310,755	7,446,999	15,333,821
Net decrease in cash and cash equivalents	(826,676)	(4,362,293)	(4,657,055)
Cash and cash equivalents at beginning of year	2,212,217	6,574,510	11,231,565
Cash and cash equivalents at end of year	$ 1,385,541	$ 2,212,217	$ 6,574,510
Supplemental disclosure of noncash activity:			
Issuance of convertible promissory note in lieu of making cash payments	$ —	$ —	$ 1,886,205
Equipment acquired under capital leases	1,605,710	—	—
Supplementary disclosure of cash flow information — interest paid	$ —	$ —	$ —

See accompanying notes to financial statements.

MUSICNET, INC.

Notes to Financial Statements
December 31, 2004 and 2003

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

MusicNet, Inc., formerly "Havana, Inc." and "Musicnet.com, Inc.," (the Company) was incorporated on December 17, 1999 in the State of Delaware. The Company offers a music subscription service featuring on-demand downloads and streams of music from all the major recording labels. The Company has offices in New York, New York and Seattle, Washington.

(b) Cash and Cash Equivalents

The Company's cash and cash equivalents are comprised of a checking account and money market accounts held with major U.S. financial entities. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(c) Trade Accounts Receivable from Related Party

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The trade accounts receivable due from a related party at December 31, 2004 and 2003, are due from one distributor. The Company has not experienced any bad debts to date and does not anticipate credit losses from the accounts receivable balance due at December 31, 2004 from its one related party distributor. As such, the Company has not established an allowance for doubtful accounts at either December 31, 2004 or December 31, 2003.

(d) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has not experienced any bad debts to date and does not anticipate any credit exposure from the accounts receivable balance due at December 31, 2004. As such, the Company has not established an allowance for doubtful accounts at either December 31, 2004 or December 31, 2003 related to its customers. Past due or delinquency status of accounts receivable is based on contractual terms.

(e) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

	Estimated useful life
Computer equipment and software	3 years
Furniture and fixtures	3 years
Leasehold improvements	Lesser of lease term or 5 years
Building	35 years

Expenditures for maintenance and repairs are expensed as incurred.

(f) Revenue Recognition

The Company recognizes revenue primarily from content subscription services. The Company recognizes revenue when the Company's services have been provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable.

During 2004, the Company generated $19,193,515, or 99% of its revenues from one related party distributor of the Company's products. During 2003, all of the Company's revenue was generated from two related party distributors. During 2002, all of the Company's revenue was generated from one related party distributor.

(g) Cost of Sales

Cost of sales includes content, publishing and technology costs. Cost of sales includes publishing royalties which represent fees payable to copyright holders for distribution of their musical compositions. Since inception, the Company estimated royalties payable based on current status of negotiations and other industry factors. The final rate will be either negotiated with National Music Publishers' Association or be subject to an arbitration to determine the rates. Final agreement has not been reached. As such, royalties that will eventually be payable by the Company may differ from management's estimate.

(h) Product Development, Advertising, and Software Development

Product development costs are expensed as incurred. Advertising costs are not significant in 2004, 2003, and 2002. Software development costs are required to be capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs as technological feasibility is generally not established until a working model is completed, which is approximately the date for general release at which time substantially all development is complete.

(i) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its undiscounted estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to amounts which are more likely than not to be realized.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and license fees and accrued liabilities for certain royalties. Actual results could differ from those estimates.

(l) Financial Instruments and Concentrations of Risk

The Company's financial instruments consist of cash, cash equivalents, accounts receivable, and accounts payable. The fair value of these instruments approximates their financial statement carrying amounts due to their short maturities.

The Company is dependent on the five major record companies, four of whom are investors, for distribution rights of its music service. The original agreements were entered into during 2001 and 2002 for a three-year period. For those agreements with expirations in 2004, renewals were attained. As these record companies represent a significant percentage of the music industry's distributors, if these record companies discontinued supplying distribution rights to the Company or do not renew these agreements upon expiration in 2005, it would have a material adverse impact on the Company's financial position, results of operations, and liquidity.

(m) Stock-Based Compensation

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure,* the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 and SFAS No. 148.

SFAS No. 123 was revised in December 2004. SFAS No. 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the income statement. SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity's ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, which was permitted under SFAS No. 123, as originally issued. Nonpublic companies are required to adopt SFAS No. 123(R) for annual periods beginning after December 15, 2005. SFAS 123(R) prohibits use of minimum value method of determining value of awards, which assumes volatility of 0%. Nonpublic companies that used minimum value method prior to adoption of FAS 123(R) must apply provision of the statement only to awards granted after the adoption.

The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	2004	2003	2002
Net loss:			
As reported	$(12,375,503)	$(14,877,001)	$(19,777,819)
Deduct stock-based employee compensation determined under fair value based method for all awards	(56,715)	(34,991)	(29,557)
	$(12,432,218)	$(14,911,992)	$(19,807,376)

On the date of grant, the per share weighted average values of stock options granted to employees and officers during 2004, 2003 and 2002, was $0.08, $0.04, and $0.05, respectively.

The per share weighted average value of stock options granted to employees and officers during 2004, 2003, and 2002 on the date of grant was determined using minimum-value method with the following assumptions: expected dividend yield of 0%, risk-free interest rates ranging from 1.63% to 4.71% and an expected life of five years.

(n) Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements for consistent presentation.

(2) Liquidity

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred net losses, negative cash flows from operations, and has a net working capital deficiency of $9,356,112 at December 31, 2004. The Company's continuance as a going concern is dependent on its ability to raise capital and ultimately to achieve profitability.

Management is presently evaluating capital sources to sustain the Company. No assurances can be given that the Company will be successful in raising additional capital or that the Company will achieve profitability or positive cash flows. If the Company is unable to raise adequate additional capital and achieve profitability and positive cash flows, there can be no assurance that the Company will continue as a going concern.

The financial statements do not include adjustments relating to the recoverability of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

(3) Property and Equipment

Property and equipment consist of the following at December 31, 2004 and 2003:

	2004	2003
Computer equipment and software	$ 9,289,481	$ 6,147,731
Furniture and fixtures	487,897	486,060
Leasehold improvements	505,419	505,419
Building	116,786	116,786
Land	38,929	38,929
	10,438,512	7,294,925
Less accumulated depreciation and amortization	(6,885,737)	(4,813,577)
	$ 3,552,775	$ 2,481,348

(4) Capital Leases

During 2004, the Company entered into capital leases covering software and computer equipment that expire in 2005. At December 31, 2004 the gross amount of equipment and related accumulated amortization recorded under capital leases were $1,605,710 and $121,320, respectively. Amortization of assets held under capital leases is included in depreciation expense.

Future minimum capital lease payments as of December 31, 2004 consist wholly of $983,448 due in 2005.

(5) Accrued Expenses

Accrued expenses consist of the following at December 31, 2004 and 2003:

	2004	2003
Professional fees	$ 589,905	$ 251,370
Payroll and related expenses	363,125	438,977
Computer equipment and software support	205,000	155,469
Publishing royalties and other cost of sales related accruals	5,308,983	1,825,771
Other	213,075	101,288
	$6,680,088	$2,772,875

(6) Prepaid Expenses

Prepaid expenses consist of the following at December 31, 2004 and 2003:

	2004	2003
Prepaid maintenance	$ 25,015	$271,423
Prepaid insurance	314,054	286,862
Other	4,791	226,316
	$343,860	$784,601

(7) Related Party Transactions

The Company has five investors that entered into arrangements with the Company relating to the Company's offering of on demand downloads and streaming music. All agreements were entered into in April 2001 unless otherwise stated:

(a) The Company entered into subscription service agreements in April 2001 with three of its investors, in July 2001 with a fourth investor and in November 2002 with a convertible note holder. These agreements permit the Company to copy, store, transmit and distribute music in digital form to customers for a fee. In 2002, the Company renegotiated the terms of certain subscription services agreements entered into in 2001. A total of $0, $250,000, and $400,000 of prepaid service fees have been paid to investors under these agreements and $232,808, $1,136,143, and $705,034, was amortized as costs of sales in 2004, 2003, and 2002, respectively. These prepaid service fees are included as prepaid license fee to investors in the balance sheets at December 31, 2004 and 2003. Under an agreement with one investor, $200,000 was paid in 2001 for future advertising services. In 2003, the Company determined it would not use such services and expensed the full amount of the prepaid in 2003. Additionally, the Company entered into digital download agreements with certain investors and other distributors of music in 2002.

(b) In April 2001, the Company entered into separate distribution agreements with two of its investors. In March 2004, the distribution agreement with one of the investors was amended. This amended agreement provides for certain technology of the Company to be placed into escrow and to be released to the investor in certain circumstances, including but not limited to default with respect to any of the Company's borrowings, cash and accounts receivable declining below $1.2 million, encumbrance of the Company's assets, or material breach of maintenance and support obligations of the Company under the agreement.

(c) In April 2001, the Company entered into an Infrastructure Software License Agreement (ISLA) with an investor under which the Company licensed a software solution for streaming recorded music content provided to end users. Under this agreement $4.2 million was paid to an investor in 2001, which included prepaid license fees of $3.5 million. The Company amortized $583,333 of license fees in 2002 with the remaining $2,916,667 recognized as an impairment loss upon the modification of the agreement in September 2002 to reflect diminished benefits arising from the license. As a part of this decision, the Company reduced its committed maintenance fee payments to $675,000 through April 2006, from $700,000 annually. Refer to note 7(b). Maintenance fees of $195,600, $218,875, and $100,000 were paid in 2004, 2003, and 2002, respectively. In addition to the license fee the Company pays a royalty for use of the Digital Rights Management (DRM) System software for the term of the agreement. The royalty expense recorded was $359,882, $116,115, and $22,437 in 2004, 2003, and 2002, respectively. Other arrangements with this investor include:

- The Company entered into several ancillary technology agreements with the investor such as the software development kit (SDK) license agreement and the intellectual property and software license agreements that each expire in April 2006. There were no license fees to the Company for these ancillary rights.
- A corporate services agreement for various corporate support services such as finance, tax, human resources and legal, etc. There were no corporate service expenses incurred under this agreement in 2004, 2003, and 2002.
- Sub-leasing office space. Refer to note 7(a).
- In December 2001, the Company entered into a services agreement with the investor for the provision of streaming media services through August 2004. The agreement was amended in 2002 to adjust the term to end in January 2004 and reduce the minimum monthly fee commitment based on usage to $30,000. A total of $0, $240,000, and $461,730 was paid under this agreement in 2004, 2003, and 2002, respectively.

(8) Commitments and Contingencies

(a) *Office Space*

The Company currently leases office space under a noncancelable operating lease with an investor which expires in October 2005. Future minimum payments under this lease are $381,513 in 2005. Rent expense under this lease was $787,893, $826,564, and $826,564, in 2004, 2003, and 2002, respectively. The Company currently also leases office space under a noncancelable operating lease with an unrelated party in New York. As of December 31, 2004, future minimum payments under all noncancelable operating leases are as follows:

2005	$850,009
2006	39,041
Future minimum lease payments	$889,050

Total rent and occupancy expense for 2004, 2003, and 2002, totaled $1,401,840, $1,338,765, and $1,021,786, respectively.

(b) *Technology*

As discussed in note 7(c) above, the Company pays an investor an annual maintenance and upgrade fee for the DRM which is $200,000 in 2005, and $50,000 in 2006.

(c) *Warranties*

The Company has entered into service level agreements providing warranties that certain levels of uptime reliability will be achieved. In the event that the Company fails to meet required levels of service, refunds may be due to its customer. To date, the Company has not provided credits or other concessions related to these service level agreements.

(9) Income Taxes

The Company has accumulated a net operating loss carryforward of approximately $40.6 million through December 31, 2004. This carryforward will begin to expire in 2020. Certain research and development tax credits of approximately $1.1 million will begin to expire in 2021.

Because the Company has incurred losses since inception, and it is more likely than not that deferred tax assets will not be realizable, a valuation allowance entirely offsetting deferred tax assets has been established, thereby eliminating any deferred tax benefit in 2004, 2003, and 2002. The increase in the valuation allowance of approximately $4.5 million, $5.4 million, and $8.7 million in 2004, 2003, and 2002, respectively, is primarily the result of the net operating losses incurred each year.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 13,804,000	$ 16,312,000
Prepaid royalty	476,000	714,000
Research credit carryforward	1,117,000	714,000
Accrued compensation	79,000	172,000
Capitalized research and development expenses	4,884,000	—
Accrued expenses	1,654,000	—
Property and equipment	343,000	—
Other	5,000	5,000
Gross deferred tax assets	22,362,000	17,917,000
Less valuation allowance	(22,362,000)	(17,900,000)
	—	17,000
Deferred tax liabilities — property and equipment	—	(17,000)
Net deferred tax assets	$ —	$ —

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of net operating loss and tax credit carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50% of the stock. Such determination could limit the utilization of net operating loss and tax credit carryforwards.

(10) Notes Payable to Related Parties

In December 2004, the Company entered into Term A and Term B loan agreements with its existing investors to receive term loans in pro rata equal amounts with an aggregate principal amount of $2,250,000. The Term A and Term B loans have aggregate principal amount of $750,000 and $1,500,000, respectively. The Term A and Term B loans carry interest at a rate of 6% and 10% per annum respectively. The Company may prepay the loans at any time. At December 31, 2004 the aggregate amount of outstanding principal on these term loans is $160,000 and $320,000 for Term A and Term B, respectively. Loans are due on December 31, 2005. The Term A loan additionally provides that if the Company has not consummated an acquisition transaction by January 31, 2005, the note holder will have a right to offset payment due from the note holder in February 2005 under the distribution agreement with the Company (see note 7(b)) by an amount not to exceed the then outstanding amount of Term A loan plus accrued interest. Loans are collateralized by substantially all assets of the Company. The loans must be repaid in full in the event of acquisition of the Company, the event of default as defined in the agreement, or the sale of equity securities with gross proceeds of $5,000,000 or more.

In December 2004, an officer of the Company converted bonuses due to him into note payable with terms identical to Term B notes discussed above. Total principal balance of the note is $328,017. As of December 31, 2004, no payments had been made on the note.

(11) Convertible Notes Payable to Related Parties

In July 2002, the Company borrowed $2,325,000 from an existing investor by issuing a convertible promissory note which matures in July 2009. In November 2002, the Company borrowed an additional

$3,875,000 from this investor by issuing another convertible promissory note which matures in November 2009. These notes carry interest at a rate of 6% per annum. All interest is payable on the maturity date. The principal amount of each note is convertible, in whole or in part, at any time at the option of the holder into shares of Series C Preferred Stock at a conversion price of $1.36 per share. All interest accrued on the principal amount converted is forfeited by the investor. The note automatically converts in the case of an acquisition of the Company or upon the occurrence of certain bankruptcy and insolvency events or upon a liquidation or dissolution of the Company. The Company may prepay each note at any time on or after the fourth anniversary of the date of such note.

In April 2003, the Company borrowed an additional $3,000,000 from this investor by issuing a convertible promissory note which matures in April 2010. This note carries interest at a rate of 6% per annum. The principal amount of the note is convertible, in whole or in part, at any time at the option of the holder into shares of Series D Preferred Stock at a conversion price of $1.22 per share. All interest accrued on the principal amount converted is forfeited by the investor. The note automatically converts in the case of an acquisition of the Company or upon the occurrence of certain bankruptcy and insolvency events or upon a liquidation or dissolution of the Company. The Company may prepay this note at any time on or after the fourth anniversary of the date of such note.

The Company recorded $552,000, $492,000, and $77,500 of interest expense in 2004, 2003, and 2002, respectively, on these notes.

(12) Convertible Notes Payable

In November 2002, the Company issued a convertible promissory note in the principal amount of $1,886,205 to an unrelated party in lieu of making certain payments due to such party. The note carries interest at a rate of 6% per annum and matures in December 2005. Interest is payable only on the maturity date. The principal amount of the note and accrued interest thereon is convertible into Series C Preferred Stock at a conversion price of $1.36 per share only on the maturity date. The note automatically converts into Series C preferred stock in the case of an acquisition of the Company. The note cannot be prepaid. The Company recorded $113,172, $113,172, and $9,431 of interest expense in 2004, 2003, and 2002, respectively, from this note.

(13) Convertible Preferred Stock

At December 31, 2004, convertible preferred stock consisted of the following:

	Shares		
	Authorized	Issued and Outstanding	Aggregate Liquidation Preference
Series A	5,800,000	5,800,000	$10,614,000
Series AA	3,000,000	3,000,000	4,530,000
Series B	15,200,000	15,113,044	16,473,218
Series C	17,000,000	6,838,236	12,992,648
Series D	6,200,000	4,610,655	5,624,999
	47,200,000	35,361,935	$50,234,865

The outstanding Series A, AA, B, C, and D Convertible Preferred Stock carry noncumulative dividends of 6% per annum on the original issue price. No dividends have ever been declared. As of December 31, 2004, the Series A, AA, B, C, and D Convertible Preferred Stock have per share liquidation preferences of $1.83, $1.51, $1.09, $1.90, and $1.22, respectively. Each class of preferred stock ranks pari passu with each other, and in priority to the Common Stock.

The Preferred Stock is convertible at the option of the holder into Common Stock at a rate of the original issue price divided by the conversion price, which is equal to the liquidation preferences noted above for Series A, AA, B, and D Preferred Stock. The Series C Preferred Stock is convertible at the option of the holder into Common Stock at a rate of the original issue price ($1.36) divided by the conversion price, which is also $1.36. The conversion prices are subject to customary anti-dilution adjustments.

The Preferred Stock shall automatically convert into Common Stock upon the closing of an underwritten initial public offering provided the offering raises at least $30,000,000 of cash proceeds to the Company at a price per share of not less than $10.00 (Qualified Public Offering). In addition, a series of Preferred Stock shall automatically convert into Common Stock if the holders of at least 60% of the then outstanding shares of such series of Preferred Stock vote to convert.

Holders of the Preferred Stock are entitled to certain approval rights. So long as any shares of a particular class of Preferred Stock is outstanding, the Company may not, without first obtaining the approval of holders of at least 60 percent of the then outstanding shares of Series B, C, and D Preferred Stock and a majority of the then outstanding shares of Series A and AA Preferred Stock, voting together by class of Preferred Stock: (i) make or effect any amendments, waivers or other changes to the August 2003 amended and restated certificate of incorporation or the Company's by-laws or adopt any certificate of designation if such amendment, waiver, change or adoption would materially and adversely change the rights, preferences or privileges of the particular class of Preferred Stock, or (ii) create any class or series of shares with rights, preferences or privileges which are senior to the particular class of Preferred Stock.

Holders of Preferred Stock are entitled one vote for each share of Common Stock to which the Preferred Stock is convertible at any stockholders' meeting. Except as required by law or the Company's Amended and Restated Certificate of Incorporation, holders of Common Stock and Preferred Stock vote together as one class on all matters submitted to a vote of the stockholders.

A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 55% of the combined voting power of the then outstanding shares of the surviving entity, or the sale, lease or other disposition of all or substantially all assets of the Company will be deemed a liquidation event. Holders of convertible preferred stock are entitled to be paid out of the assets of the Company their share of such proceeds according to their respective liquidation preferences upon a liquidation event. These liquidation characteristics require classification of the convertible preferred stock outside of the equity section of the accompanying balance sheet.

(14) Common Stock

Dividends on common stock are shared equally, on a per share basis, in any dividends that may be declared on the Common Stock subject to the prior rights of holders of Preferred Stock. If, after the payment to holders of the Preferred Stock their entire preference amounts, assets or surplus funds remain in the Company, the holders of Common Stock are entitled to receive on a pro rata basis all of such remaining assets and surplus funds.

Holders of Common Stock are entitled to one vote per share at any stockholders' meeting. Except as required by law or the Company's Amended and Restated Certificate of Incorporation, holders of Common Stock and Preferred Stock vote together as one class on all matters submitted to a vote of the stockholders.

In connection with the Company amending and restating its certificate of incorporation in August 2003, each share of Class A Common Stock was converted into shares of Series AA Preferred Stock and each share of Class B Common Stock was converted into Common Stock.

In February 2005, as part of distribution agreement, the Company issued 1,237,758 shares of common stock to a customer.

(15) Stock Option Plans

The Company has adopted the 2000 Stock Option Plan (the Plan), which provides for the granting of incentive and nonqualified common stock options for key employees, directors and consultants. No options have been granted to consultants through December 31, 2004. The Plan was amended in 2004 to authorize grant of additional 1,452,675 shares The board of directors is authorized to administer the Plan and establish the stock option terms, including grant price and vesting period.

Incentive stock options typically vest over a five-year period and have an exercise price of not less than the fair market value of the stock on the grant date. During 2002, the Company modified the Plan such that outstanding nonqualified options and future nonqualified stock option grants are exercisable during continued employment or within two years from terminating employment. Previously, nonqualified stock options were exercisable during continued employment, or within ninety days of terminating employment. To date, no such option holders on the date of modification have exercised stock options and benefited from this modification. Should option holders as of the date of the modification benefit from the extended period of time after employment termination to exercise their stock option grants in the future, compensation expense may be required if the fair market value of the Company's stock on the date of exercise exceeds the fair market value on the date of modification in 2002. Stock options typically expire ten years from the date of grant. If a participant owns more than 10% of the total voting power of all classes of the Company's stock, then the exercise price per share of an incentive stock option shall not be less than 110% of the fair market value of the common stock on the grant date and the option term shall not exceed five years.

A summary of stock option activity is as follows:

		Outstanding options	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2001	1,110,794	2,332,649	$2.05
Granted	(870,000)	870,000	0.50
Forfeited	302,460	(302,460)	3.52
Exercised	—	(14,549)	0.40
Balance at December 31, 2002	543,254	2,885,640	1.47
Granted	(298,000)	298,000	0.50
Forfeited	703,920	(703,920)	1.50
Exercised	—	—	—
Balance at December 31, 2003	949,174	2,479,720	1.34
Authorized	1,452,675	—	—
Granted	(2,203,385)	2,203,385	0.50
Forfeited	231,500	(231,500)	1.20
Exercised	—	—	—
Balance at December 31, 2004	429,964	4,451,605	0.93

Options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.40	1,387,015	6.77	$ 0.40	821,582	$ 0.40
0.50	2,847,485	9.05	0.50	346,500	0.50
10.00	217,105	6.09	10.00	198,414	10.00
	4,451,605	8.19	0.93	1,366,496	1.82

(16) 401(k) Plan

Employees may participate in the Company's 401(k) Plan (the Plan). Participating employees may contribute a portion of their salary to the Plan up to the maximum allowed by the federal tax guidelines. The Company may make discretionary contributions to the Plan. The Company made no contributions in 2004, 2003, or 2002.

(17) Legal Proceedings

During 2001, the European Commission and the German Federal Cartel Office initiated certain requests for information relating to the Company and the online music business. Additionally, in October 2001, the Antitrust Division of the United States Department of Justice issued a Civil Investigation Demand (a request for information) to the Company relating to the online music business. In all instances noted, no complaint has been filed against the Company, and the Company is cooperating with the various regulatory authorities' inquiries.

The Company is also involved in various other claims and legal actions arising in the ordinary course of business whose ultimate disposition, in the opinion of management, will not have a material effect on the Company's financial position, results of operations or liquidity.

(18) Loan and Put Agreement with Officer

In October 2001, the Company executed an Offer Letter with an officer of the Company which gave the officer the option to borrow up to $750,000 at an interest rate of 6%, to be used solely for the purchase of a residence. The officer signed a nonrecourse promissory note for the amounts set forth above in September 2002. The amounts borrowed mature on May 23, 2008. The Company recognized $45,000, $45,000, and $11,250 of interest income on the loan in 2004, 2003, and 2002, respectively. In the event that officer terminates employment for a good reason, or the Company terminates employment without cause (as defined in the agreement), the note balance and accrued interest will be forgiven. The balance of the note, including accrued interest, was $851,250 and $806,250 at December 31, 2004 and 2003, respectively. In addition, the Company and officer entered into a Put Agreement in September 2002 in which the officer was granted a put right to require the Company to purchase all, but not less than all, of the shares that have been exercised under the officer's stock option grants which have been owned by the officer for at least six months prior to the maturity date of the loan. As of December 31, 2004, the officer had not exercised any stock options. The put price is based on the then current fair value as determined by the board of directors, subject to the officer's right to an appraisal. The put right will expire upon an IPO.

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CORPORATE INFORMATION

Board of Directors

Rob Glaser
Chairman of the Board and
Chief Executive Officer

Eric A. Benhamou
Chairman and Chief Executive Officer,
Benhamou Global Ventures

Edward Bleier
Retired President/Pay-TV, Warner Bros.

James Breyer
Partner, Accel Partners

Jeremy Jaech
Chief Executive Officer,
Trumba Corporation

Jonathan D. Klein
Chief Executive Officer,
Getty Images, Inc.

Kalpana Raina
Executive Vice President,
The Bank of New York

Executive Officers

Rob Glaser
Chairman and Chief Executive Officer

Savino (Sid) Ferrales
Senior Vice President, Human Resources

Roy B. Goodman
Senior Vice President, Chief Financial Officer
and Treasurer

Robert Kimball
Senior Vice President, Legal and Business
Affairs, General Counsel and Corporate
Secretary

Michael Schutzler
Senior Vice President, Media Business

Daniel C. Sheeran
Senior Vice President, International Operations

Carla Stratfold
Senior Vice President, North American Sales

Richard Wolpert
Chief Strategy Officer

Corporate Officers

Robert Acker
Vice President, Music Services

Ed Delfs
Vice President, National Advertising Sales &
Operations

Michael Eggers
Vice President, Finance

Bill Joll
Vice President, Marketing, Carrier Software
Solutions

Douglas Kaplan
Vice President, Asia

Jackie Lang
Vice President, Web Marketing

Aref Matin
Vice President, Carrier and Systems Software

Karim Meghji
Vice President, Video Services

Edmond Mesrobian
Vice President and Chief Technology Officer

Eric Russell
Vice President, Finance

Jeff Schrock
Vice President, Business Development

Adam Selipsky
Vice President, Consumer and Web Marketing

Steven Snell
Vice President, Mobile and Helix Solutions

SHAREHOLDER INFORMATION

Shareholder Services & Investor Relations

Transfer Agent and Registrar
Mellon Investor Services LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NY 07606
or
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660-2108

Domestic Shareholders
(800) 522-6645

International Shareholders
(201) 329-8660

TDD for Hearing Impaired Shareholders
(800) 231-5469

TDD International Shareholders
(201) 329-8354
Website: www.melloninvestor.com/isd

Independent Auditors
KPMG LLP
Seattle, Washington

Corporate Headquarters
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

RealNetworks, Inc. Website
For more information on the Company,
please visit its websites at
www.realnetworks.com and www.real.com

Annual Meeting of Shareholders
2:00 p.m., Thursday
June 9, 2005
The Seattle Marriott Waterfront Hotel
2100 Alaskan Way
Seattle, Washington 98121

real™

Form 10-K:

Available Without Charge Upon Request
Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the Company without charge.

Contact Real's Investor Relations, Attention:
Elizabeth Pheasant, at investor_relations@real.com,
by correspondence to the corporate headquarters
address at left, or by telephone or fax:
(206) 674-2330
(206) 674-2699 fax

Forward-Looking Statements

This report may contain forward-looking statements regarding RealNetworks' business or other factors that may affect future earnings or financial results. These forward-looking statements include those referred to in the "Special Note Regarding Forward-Looking Statements" portion of the Form 10-K that is included as part of this Annual Report. This Annual Report also contains forward-looking statements regarding the following: the impact of the proliferation of broadband technology on the demand for digital content and technology; the growth of subscription music revenue; RealNetworks' ability to leverage its leadership position in subscription and usage to create strong network effects; RealNetworks' ability to introduce other consumer products to Comcast subscribers; RealNetworks' relationships with Comcast and other wireline and wireless broadband carriers and their impact on future opportunities for RealNetworks; the ability of RealNetworks' relationships with developers in the casual PC games business to ensure RealNetworks' future access to premium games content and to help establish an engine for continued revenue growth; the rate of growth of the market for online advertising and the acceleration of that growth in the future; RealNetworks' ability to develop a new advertising-revenue source through its Google relationship and other services like it, and the opportunity for additional upside in this area in 2005; RealNetworks' prospects for the future, including the next five years; the rapid expansion in demand for consumer oriented digital media; the ability of RealNetworks' current position in casual PC games and music subscription to build a foundation from which to grow RealNetworks' consumer media businesses; RealNetworks' ability to use strategic relationships to penetrate into markets it serves and expand opportunities for cross-selling consumer products and services; the impact of RealNetworks' 2005 product and service innovations on RealNetworks' future success; and the continued growth of RealNetworks revenues and profits in 2005. Actual results could differ materially from those contained in such forward-looking statements. Additional information concerning factors that could cause RealNetworks' actual results to differ materially from those contained in such forward-looking statements can be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors that May Affect our Business, Future Operating Results and Financial Condition."